
10011414


SEC MAIL
RECEIVED
PROCESSING
APR 08 2010
WASH., D.C.
200
SECTION


MERCURY
GENERAL CORPORATION

# At a moment like this, you'll be glad you have Mercury.

2009 Annual Report



Since our founding nearly five decades ago, Mercury has been a beacon of strength and security for our customers and those little – or not so little – surprises in life. This year, we launched our integrated **"Mercury Moments"** marketing campaign. Through television, Internet and sports advertising, as well as a number of direct mail pieces, the campaign highlighted Mercury's steadfast commitment to our three guiding principles – astonishing service, trustworthiness and savings. Inspired by actual experiences our customers have shared with us, we took an upbeat, slice-of-life approach, to portray a shared understanding that, sometimes, bad things happen to good people. Ultimately, the ads provide reassurance that these are precisely the moments when Mercury is there to make life a little easier.







Seen above are stills from Mercury's current TV ad campaign showcasing several significant Mercury Moments.

# Weekend Escape, Just Bearly

**Your typical weekend warrior takes his family on a camping trip.**

You know, breathe fresh air, explore the great outdoors, commune with nature. After getting his son a juice box, he accidentally leaves the cooler lid open. Twenty minutes later, a bear is devouring everything in sight, from hot dogs to juice boxes to almost every part of the car.

At a moment like this, he's glad to have Mercury. Although he may have switched to Mercury because of the savings and multiple discounts, it was Mercury's personalized service and expansive, customized coverage that really made the difference. Mercury has come to the rescue of families like this for more than 45 years. For those moments in life when you need it the most, Mercury is there—whether they happen in a suburban neighborhood or on a camping trip in the wild.

**As for the weekend warrior, Mercury made him a happy camper...well, ex-camper.**







# Happily Ever After

**She took her vows, she cut the cake, she tossed the bouquet.**

Now, it's time to start a new life together. As she begins to unpack, two words flash through her mind—community property. It suddenly dawns on her, what's hers is his, but, worst of all, what's his is hers...even that hideous plastic swordfish that hung above his old tattered couch. At least she'll be getting his Mercury insurance too.

By combining their auto insurance with their homeowners insurance, the happy couple can save hundreds of dollars and still enjoy the same comprehensive coverage and exceptional personalized service they've come to expect with Mercury. In addition to complete auto coverage, Mercury offers a variety of homeowners coverage options designed to protect both their home and growing family, including dwelling protection, personal property, liability protection and theft protection. With low overhead, efficient underwriting and aggressive fraud prevention, Mercury is able to offer the lowest rates in town.

**Guess this marriage thing might work out after all. Now if only she can get her dog, Miss Pookie, and her husband to get along.**





# Does That Come with Fries?


BTZ 362

**Imagine sitting in the drive-thru at your favorite fast food place.**

Your stomach is grumbling, your mouth is watering, you can't wait to plow into that juicy double bacon cheeseburger. Suddenly, BAM! The car behind you plows into you. He knocks your car into a giant hamburger that falls right on the hood of your car. And, all you can think is, do I get a free side of fries with that?

Luckily, the other driver is insured by Mercury. With affordable prices and local independent agents who provide personalized service, you actually may find that Mercury takes better care of you than your own insurance company—in fact, you may end up switching. And, when you do, you can rest easy knowing that Mercury has your back in your moment of need.

**But, the next time you have a fast food craving, you might want to order at the counter, just in case.**





# Fore Every Driver


BWPK 743

**A teenage son just got his driver's license, so Mom decides to let him drive to his golf lesson.**

Turns out, they taught him how to drive, but not where to park. He ends up parking right in front of the driving range. By the end of his lesson, Mom's car looks like Swiss cheese. Yes, this was his big moment of independence. Luckily, Mercury is there to help replace the divots.

Mercury offers great rates for teenage drivers and even better coverage. Parents can rest easy knowing the whole family is protected with Mercury's customized coverage, low rates, excellent service and financial stability. They even provide new drivers a special list of guidelines to help them navigate the rules of the road.

**So, when it comes to teenage drivers, Mercury has you covered...that is, if they're ever allowed to use the car again.**





## Letter to Shareholders

**At the close of last year, we shared our hope that we would end 2009 better than we found it. In many respects, we did just that. The economy strengthened, our operating earnings increased, and our capital position was fortified by a significant improvement in investment results.**

The company posted operating earnings, excluding realized gains and losses, of $177.9 million in 2009, compared with $115.7 million in 2008. This year-over-year increase was primarily due to a much improved combined ratio of 96.9% in 2009, compared with 101.8% in 2008, primarily driven by positive reserve development of $58 million in 2009, compared with adverse reserve development of $89 million in 2008. The positive reserve development was largely attributable to better than expected severity in our California bodily injury line. We expect that loss cost trends will remain benign in 2010, with relatively flat frequency and a modest increase in severity.

The competitive environment for personal automobile insurance remained intense during 2009. And, as predicted, premiums written in 2009 declined from 2008 levels by 5.8% to $2.6 billion, although the rate of decline in written premiums slowed during this year. The rate of decline was 3.5% in the fourth quarter as compared to the fourth quarter of 2008, the lowest rate of decline since the third quarter of 2007. We believe this trend will continue into 2010 with the possibility of returning to positive premium growth sometime in 2010—a welcome sign, when that happens.

To address the competitive marketplace and help grow our business, we launched our "Mercury Moments" advertising campaign in January 2010. Inspired by actual experiences from some of our customers, this upbeat campaign highlights the breadth of Mercury's coverage across various lines of business as well as our core value proposition—offering low rates, providing stability and security and ensuring outstanding personalized service. The campaign includes television, Internet, and sports advertising, as well as a variety of direct mail advertisements. We have been very pleased with the early feedback received from customers and agents. We believe the tone and message of this campaign sets Mercury apart and gives current and prospective customers a compelling reason to award us their business.

In addition to our marketing initiatives, we remain committed to executing the key strategies already underway to help grow our business and improve our bottom line. Our priorities for 2010 include:

- Implementing improved pricing segmentation and overall rate adequacy;
- Continuing to invest in technology to make it easier for our agents and customers to transact business with us, including the roll out of our new Web-based agent interface program, Mercury First;
- Implementing best practices and standardized procedures across all functions;
- Simplifying our processes for greater efficiency and improved customer service;
- Increasing customer reach by leveraging the Internet more effectively and increasing the number of relationships with qualified agents; and
- Continuing our Service Excellence Program.

We believe our efforts in these areas are beginning to pay off. Improvements made to our segmentation in many states, including New Jersey, Georgia and Texas, are beginning to show positive results and we are taking the necessary steps to improve our overall rate adequacy for every state in which we are not meeting our profitability target. Our new point-of-sale system, Mercury First, has been deployed in three states,

## Dividends Per Share

(in dollars)


2.5
2.0
1.5
1.0
0.5
0
05
06
07
08
09

## Combined Ratio vs. Industry

(in percent) Source for industry data: A.M. Best Company


125
100
75
50
25
0
05
06
07
08
09
Mercury General
U.S. Industry

New York, Virginia, and Florida, and continues to generate positive feedback from our agents. We have improved the look and feel of our website to make it more sales oriented and we plan to leverage the Internet more effectively in the future. Further, our efforts to focus on customer service have been validated by a significant improvement in customer satisfaction ratings, as monitored by our internal system of measures.

Our investment results improved dramatically in 2009. Net realized investment gains for the current year totaled $346.4 million, compared with net realized investment losses of $550.5 million in 2008. The significant year over year improvement of both our bond and equity portfolio is a direct reflection of the rebound in the financial markets.

Net investment income, which excludes realized gains and losses, amounted to $130.1 million after tax in 2009, compared with $133.7 million in 2008, driven by a reduction in the amount of invested assets. This was slightly offset by an after-tax yield of 4.1% in 2009 compared to 3.9% in 2008.

Because of our improved investment results, we ended the year with a very strong capital position. At fiscal year end, our shareholders' equity was $1.8 billion. Our underwriting leverage remains conservative, with a premium to surplus ratio of 1.7 to 1. In February 2010, Mercury's Board of Directors increased the dividend rate by 1.7% to $0.59 per share, a generous yield based on the recent market price of our stock. Although we expect to continue paying dividends to our shareholders, our directors evaluate our dividend policy quarterly, based on our financial results and capital position.

Lastly, the company is supporting Proposition 17, the Continuous Coverage Auto Insurance Discount Act. Proposition 17 is a California ballot initiative, which will be on the June 2010 ballot. Proposition 17 will allow insurance companies to offer new customers discounts based on having continuous insurance coverage from any insurance company. Currently, companies may only offer a continuous coverage discount with existing customers. We believe this pro-consumer bill will increase competition and allow Mercury to better compete for new business.

Although we, like many businesses and industries, are still navigating the long road back, overall we are encouraged by the progress we made this past year, and look forward to many more positive Mercury Moments to come.

You are invited to attend our annual shareholder meeting on May 12, 2010.

Sincerely,

**Gabriel Tirador**
President and Chief Executive Officer

**George Joseph**
Chairman of the Board

# 10 Year Summary

| All dollar figures in thousands, except per share data | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|
| **Operating Results (GAAP Basis):** | | | | |
| Net premiums written | $ 2,589,972 | $ 2,750,226 | $ 2,982,024 | $ 3,044,774 |
| Decrease (increase) in unearned premiums | 35,161 | 58,613 | 11,853 | (47,751) |
| Earned premiums | 2,625,133 | 2,808,839 | 2,993,877 | 2,997,023 |
| Losses and loss adjustment expenses | 1,782,233 | 2,060,409 | 2,036,644 | 2,021,646 |
| Underwriting expenses | 760,990 | 799,682 | 818,481 | 825,508 |
| Net investment income | 144,949 | 151,280 | 158,911 | 151,099 |
| Net realized investment gains (losses) | 346,444 | (550,520) | 20,808 | 15,436 |
| Other income | 4,967 | 4,597 | 5,154 | 5,185 |
| Interest expense | 6,729 | 4,966 | 8,589 | 9,180 |
| Income (loss) before taxes | 571,541 | (450,861) | 315,036 | 312,409 |
| Income tax expense (benefit) | 168,469 | (208,742) | 77,204 | 97,592 |
| Net income (loss) | $ 403,072 | $ (242,119) | $ 237,832 | $ 214,817 |
| Net income (loss) per share (basic) | $ 7.36 | $ (4.42) | $ 4.35 | $ 3.93 |
| Net income (loss) per share (diluted) | $ 7.32 | $ (4.42) | $ 4.34 | $ 3.92 |
| Operating ratios | | | | |
| Loss ratio | 67.9% | 73.3% | 68.0% | 67.5% |
| Expense ratio | 29.0% | 28.5% | 27.4% | 27.5% |
| Combined ratio | 96.9% | 101.8% | 95.4% | 95.0% |
| **Investments:** | | | | |
| Total investments, at fair value | $ 3,146,857 | $ 2,933,820 | $ 3,588,675 | $ 3,499,738 |
| Yield on average investments | | | | |
| Before taxes | 4.5% | 4.4% | 4.6% | 4.5% |
| After taxes | 4.1% | 3.9% | 4.0% | 3.8% |
| **Financial Condition:** | | | | |
| Total assets | $ 4,232,633 | $ 3,950,195 | $ 4,414,496 | $ 4,301,062 |
| Unpaid losses and loss adjustment expenses | 1,053,334 | 1,133,508 | 1,103,915 | 1,088,822 |
| Unearned premiums | 844,540 | 879,651 | 938,370 | 950,344 |
| Notes payable | 271,397 | 158,625 | 138,562 | 141,554 |
| Policyholders' surplus | 1,517,864 | 1,371,095 | 1,721,827 | 1,579,248 |
| Total shareholders' equity | 1,770,946 | 1,494,051 | 1,861,998 | 1,724,130 |
| Book value per share | $ 32.33 | $ 27.28 | $ 34.02 | $ 31.54 |
| **Other Information:** | | | | |
| Return on average shareholders' equity | 10.9% | 6.9% | 12.5% | 12.3% |
| Basic average shares outstanding | 54,770 | 54,744 | 54,704 | 54,651 |
| Shares outstanding at year-end | 54,777 | 54,764 | 54,730 | 54,670 |
| Dividends per share | $ 2.33 | $ 2.32 | $ 2.08 | $ 1.92 |
| Price range (bids) of common stock | $ 46.09-22.45 | $ 62.00-36.11 | $ 59.06-48.76 | $ 59.90-48.75 |

| 2005 | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| $ 2,950,523 | $ 2,646,704 | $ 2,268,778 | $ 1,865,046 | $ 1,442,886 | $ 1,272,447 |
| (102,790) | (118,068) | (123,731) | (123,519) | (62,325) | (23,188) |
| 2,847,733 | 2,528,636 | 2,145,047 | 1,741,527 | 1,380,561 | 1,249,259 |
| 1,862,936 | 1,582,254 | 1,452,051 | 1,268,243 | 1,010,439 | 901,781 |
| 769,116 | 673,838 | 564,609 | 453,260 | 364,005 | 328,390 |
| 122,582 | 109,681 | 104,520 | 113,083 | 114,511 | 106,466 |
| 16,160 | 25,065 | 11,207 | (70,412) | 6,512 | 3,944 |
| 5,438 | 4,775 | 4,743 | 2,073 | 5,396 | 6,349 |
| 7,222 | 4,222 | 3,056 | 4,100 | 7,727 | 7,292 |
| 352,639 | 407,843 | 245,801 | 60,668 | 124,809 | 128,555 |
| 99,380 | 121,635 | 61,480 | (5,437) | 19,470 | 19,189 |
| $ 253,259 | $ 286,208 | $ 184,321 | $ 66,105 | $ 105,339 | $ 109,366 |
| $ 4.64 | $ 5.25 | $ 3.39 | $ 1.22 | $ 1.94 | $ 2.02 |
| $ 4.63 | $ 5.24 | $ 3.38 | $ 1.21 | $ 1.94 | $ 2.02 |
| 65.4% | 62.6% | 67.7% | 72.8% | 73.2% | 72.2% |
| 27.0% | 26.6% | 26.3% | 26.0% | 26.4% | 26.3% |
| 92.4% | 89.2% | 94.0% | 98.8% | 99.6% | 98.5% |
| $ 3,242,712 | $ 2,921,042 | $ 2,539,514 | $ 2,150,658 | $ 1,936,171 | $ 1,794,961 |
| 4.0% | 4.1% | 4.5% | 5.6% | 6.3% | 6.2% |
| 3.5% | 3.6% | 4.0% | 4.9% | 5.4% | 5.6% |
| $ 4,050,868 | $ 3,622,949 | $ 3,167,839 | $ 2,742,281 | $ 2,316,540 | $ 2,142,263 |
| 1,022,603 | 900,744 | 797,927 | 679,271 | 534,926 | 492,220 |
| 902,567 | 799,679 | 681,745 | 560,649 | 434,720 | 377,813 |
| 143,540 | 137,024 | 139,489 | 147,794 | 129,513 | 107,889 |
| 1,487,574 | 1,361,072 | 1,169,427 | 1,014,935 | 1,045,104 | 954,753 |
| 1,607,837 | 1,459,548 | 1,255,503 | 1,098,786 | 1,069,711 | 1,032,905 |
| $ 29.44 | $ 26.77 | $ 23.07 | $ 20.21 | $ 19.72 | $ 19.08 |
| 15.8% | 19.9% | 15.0% | 10.3% | 9.6% | 11.0% |
| 54,566 | 54,471 | 54,402 | 54,314 | 54,182 | 54,100 |
| 54,605 | 54,515 | 54,424 | 54,362 | 54,277 | 54,193 |
| $ 1.72 | $ 1.48 | $ 1.32 | $ 1.20 | $ 1.06 | $ 0.96 |
| $ 60.45-51.16 | $ 60.26-46.29 | $ 50.30-33.50 | $ 51.15-37.25 | $ 44.50-32.00 | $ 44.88-21.06 |

# Directors and Officers

## BOARD OF DIRECTORS

George Joseph[4]
**Chairman of the Board**

Gabriel Tirador[4]
**President and Chief Executive Officer**

Nathan Bessin[1, 2]
**Senior Partner, J. Arthur Greenfield & Co. LLP**
**Certified Public Accountants**

Bruce A. Bunner[3]
**Retired President, Financial Structures Ltd.**

Michael D. Curtius
**Executive Consultant**

Richard E. Grayson[3, 4]
**Retired Senior Vice President, Union Bank**

Martha E. Marcon[1]
**Retired Partner, KPMG LLP**

Donald P. Newell[1, 2]
**Retired Partner,**
**Law Firm of Latham & Watkins LLP**

Donald R. Spuehler[1, 2, 3]
**Retired Partner,**
**Law Firm of O'Melveny & Myers LLP**

[1] Member of Audit Committee

[2] Member of Nominating/Corporate Governance Committee

[3] Member of Compensation Committee

[4] Member of Investment Committee

## EXECUTIVE OFFICERS

George Joseph
**Chairman of the Board**

Gabriel Tirador
**President and Chief Executive Officer**

Allan Lubitz
**Senior Vice President and Chief Information Officer**

Joanna Moore
**Senior Vice President and Chief Claims Officer**

John Sutton
**Senior Vice President – Customer Service**

Christopher Graves
**Vice President and Chief Investment Officer**

Robert Houlihan
**Vice President and Chief Product Officer**

Kenneth G. Kitzmiller
**Vice President and Chief Underwriting Officer**

Brandt N. Minnich
**Vice President – Marketing**

Theodore R. Stalick
**Vice President and Chief Financial Officer**

Charles Toney
**Vice President and Chief Actuary**

Judy A. Walters
**Vice President – Corporate Affairs and Secretary**

This Annual Report document includes Mercury General Corporation's financial statements and supporting data, management's discussion and analysis of financial condition and results of operations and quantitative and qualitative disclosures about market risks from the Company's Form 10-K filed with the Securities and Exchange Commission.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

## ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the Fiscal Year Ended December 31, 2009**
**Commission File No. 001-12257**

# MERCURY GENERAL CORPORATION

**(Exact name of registrant as specified in its charter)**

| **California** | **95-2211612** |
|---|---|
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **4484 Wilshire Boulevard, Los Angeles, California** | **90010** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**Registrant's telephone number, including area code: (323) 937-1060**
**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**
**NONE**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

| | |
|---|---|
| Large accelerated filer ☒ | Accelerated filer ☐ |
| Non-accelerated filer ☐ (Do not check if a smaller reporting company) | Smaller reporting company ☐ |

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Registrant's common equity held by non-affiliates of the Registrant at June 30, 2009 was $891,688,452 (which represents 26,673,301 shares of common equity held by non-affiliates multiplied by $33.43, the closing sales price on the New York Stock Exchange for such date, as reported by the Wall Street Journal).

At February 10, 2010, the Registrant had issued and outstanding an aggregate of 54,784,958 shares of its Common Stock.

**Documents Incorporated by Reference**

Certain information from the Registrant's definitive proxy statement for the 2010 Annual Meeting of Shareholders to be held on May 12, 2010 is incorporated herein by reference into Part III hereof.

**MERCURY GENERAL CORPORATION**
**INDEX TO FORM 10-K**

## PART I

## Item 1. Business

### General

Mercury General Corporation ("Mercury General") and its subsidiaries (collectively, the "Company") are primarily engaged in writing automobile insurance in a number of states, principally California. The Company also writes homeowners, mechanical breakdown, fire, umbrella, and commercial automobile and property insurance. The direct premiums written during 2009 by state and line of business were:

**Year Ended December 31, 2009**
**(Amounts in thousands)**

| | Private Passenger Auto | Commercial Auto | Homeowners | Other Lines | Total | |
|---|---|---|---|---|---|---|
| **California** | $1,696,378 | $65,685 | $205,469 | $ 52,830 | $2,020,362 | 77.9% |
| **Florida** | 142,823 | 13,998 | 14,859 | 6,402 | 178,082 | 6.9% |
| **Texas** | 71,064 | 6,679 | 1,724 | 16,451 | 95,918 | 3.7% |
| **New Jersey** | 81,225 | — | — | 251 | 81,476 | 3.1% |
| **Other states** | 166,548 | 7,593 | 18,833 | 24,756 | 217,730 | 8.4% |
| **Total** | $2,158,038 | $93,955 | $240,885 | $100,690 | $2,593,568 | 100% |
| | 83.2% | 3.6% | 9.3% | 3.9% | 100% | |

The Company offers automobile policyholders the following types of coverage: bodily injury (BI) liability, underinsured and uninsured motorist, personal injury protection (PIP), property damage liability, comprehensive, collision and other hazards. The Company's published maximum limits of liability for private passenger automobile insurance are, for BI, $250,000 per person and $500,000 per accident, and for property damage, $250,000 per accident. Subject to special underwriting approval, the combined policy limits may be as high as $1,000,000 for vehicles written under the Company's commercial automobile program. However, for the majority of the Company's automobile policies, the limits of liability are equal to or less than $100,000 per person and $300,000 per accident for BI and $50,000 per accident for property damage.

The principal executive offices of Mercury General are located in Los Angeles, California. The home office of the Company's California insurance subsidiaries and the Information Technology center are located in Brea, California. The Company also owns office buildings in Rancho Cucamonga and Folsom, California, which are used to support its California operations and future expansion, and office buildings located in St. Petersburg, Florida and in Oklahoma City, Oklahoma, which house the Company's employees and several third party tenants. The Company maintains branch offices in a number of locations in California; Richmond, Virginia; Latham, New York; Bridgewater, New Jersey; Vernon Hills, Illinois; Atlanta, Georgia; and Austin, Houston, and San Antonio, Texas. The Company has approximately 5,000 employees.

### Website Access to Information

The internet address for the Company's website is *www.mercuryinsurance.com*. The internet address provided in this Annual Report on Form 10-K is not intended to function as a hyperlink and the information on the Company's website is not and should not be considered part of this report and is not incorporated by reference in this document. The Company makes available on its website the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to such reports (the "SEC Reports") filed with or furnished to the Securities and Exchange Commission ("SEC") pursuant to federal securities laws, as soon as reasonably practicable after each SEC Report is filed with or furnished to the SEC. In addition, copies of the SEC Reports are available, without charge, upon written request to the Company's Chief Financial Officer, Mercury General Corporation, 4484 Wilshire Boulevard, Los Angeles, California 90010.

## Organization

Mercury General, an insurance holding company, is the parent of Mercury Casualty Company ("MCC"), a California automobile insurer founded in 1961 by George Joseph, the Company's Chairman of the Board of Directors. Including MCC, Mercury General has 21 subsidiaries. The Company's insurance operations are conducted through the following insurance subsidiaries:

| Insurance Companies[1] | Date Formed or Acquired | A.M. Best Ratings | Primary States |
|---|---|---|---|
| Mercury Casualty Company ("MCC")[2] | January 1961 | A+ | CA, AZ, FL, NV, NY, VA |
| Mercury Insurance Company ("MIC")[2] | November 1972 | A+ | CA |
| California Automobile Insurance Company ("CAIC")[2] | June 1975 | A+ | CA |
| California General Underwriters Insurance Company ("CGU")[2] | April 1985 | Non-rated | CA |
| Mercury Insurance Company of Illinois ("MIC IL") | August 1989 | A+ | IL |
| Mercury Insurance Company of Georgia ("MIC GA") | March 1989 | A+ | GA |
| Mercury Indemnity Company of Georgia ("MID GA") | November 1991 | A+ | GA |
| Mercury National Insurance Company ("MNIC") | December 1991 | A+ | IL, MI |
| American Mercury Insurance Company ("AMI") | December 1996 | A- | OK, FL, GA, TX |
| American Mercury Lloyds Insurance Company ("AML") | December 1996 | A- | TX |
| Mercury County Mutual Insurance Company ("MCM") | September 2000 | A- | TX |
| Mercury Insurance Company of Florida ("MIC FL") | August 2001 | A+ | FL, PA |
| Mercury Indemnity Company of America ("MIDAM") | August 2001 | A+ | NJ |

| Non-Insurance Companies | Date Formed or Acquired | Purpose |
|---|---|---|
| Mercury Select Management Company, Inc. ("MSMC") | August 1997 | AML's attorney-in-fact |
| American Mercury MGA, Inc. ("AMMGA") | August 1997 | General agent |
| Concord Insurance Services, Inc. ("Concord") | October 1999 | Inactive insurance agent since 2006 |
| Mercury Insurance Services, LLC ("MIS LLC") | November 2000 | Management services to subsidiaries |
| Mercury Group, Inc. ("MGI") | July 2001 | Inactive insurance agent since 2007 |
| AIS Management, LLC ("AISM")[3] | January 2009 | Parent company of AIS and PoliSeek |
| Auto Insurance Specialists, LLC ("AIS")[3] | January 2009 | Insurance agent |
| PoliSeek AIS Insurance Solutions, Inc. ("PoliSeek")[3] | January 2009 | Insurance agent |

(1) All of the Company's insurance subsidiaries as a group are referred to as the "Insurance Companies."

(2) The term "California Companies" refers to MCC, MIC, CAIC, and CGU.

(3) On October 10, 2008, MCC entered into a Stock Purchase Agreement (the "Purchase Agreement") with Aon Corporation, a Delaware corporation, and Aon Services Group, Inc., a Delaware corporation. Pursuant to the terms of the Purchase Agreement effective January 1, 2009, MCC acquired all of the membership interest of AISM, a California limited liability company, which is the parent company of AIS and PoliSeek.

## Production and Servicing of Business

The Company sells its policies through approximately 5,100 independent agents and brokers, of which over 1,000 are located in each of California and Florida. The remaining agents and brokers are located in Georgia, Illinois, Texas, Oklahoma, New York, New Jersey, Virginia, Pennsylvania, Arizona, Nevada, and Michigan. Over half of the Company's agents in California have represented the Company for more than ten years. The agents, most of whom also represent one or more competing insurance companies, are independent contractors selected and contracted by the Company. No independent agent or broker accounted for more than 2% of the Company's direct premiums written during 2009. However, AIS produced approximately 15% and 14% of the Company's direct premiums written during 2008 and 2007, respectively, prior to the AIS acquisition.

The Company believes that it compensates its agents and brokers above the industry average. During 2009, total commissions incurred were approximately 17% of net premiums written.

The Company's advertising budget is allocated among television, radio, newspaper, internet, and direct mailing media to provide the best coverage available within targeted media markets. While the majority of these advertising costs are borne by the Company, a portion of these costs are reimbursed by the Company's independent agents based upon the number of account leads generated by the advertising. The Company believes that its advertising program is important to create brand awareness and to remain competitive in the current insurance climate. During 2009, net advertising expenditures were $27 million.

**Underwriting**

The Company sets its own automobile insurance premium rates, subject to rating regulations issued by the Departments of Insurance ("DOI") or similar governmental agencies of the applicable states. Each state has different rate approval requirements. See "Regulation—Department of Insurance Oversight."

The Company offers standard, non-standard, and preferred private passenger automobile insurance. Private passenger automobile policies in force for non-California operations represented approximately 21% of total private passenger automobile policies in force at December 31, 2009. In addition, the Company offers mechanical breakdown insurance in many states and homeowners insurance in Florida, Illinois, Oklahoma, New York, Georgia, Texas, and Arizona.

In California, "good drivers" (as defined by the California Insurance Code) accounted for approximately 81% of all voluntary private passenger automobile policies in force at December 31, 2009, while higher risk categories accounted for approximately 19%. The private passenger automobile renewal rate in California (the rate of acceptance of offers to renew) averages approximately 95%. The Company also offers homeowners, mechanical breakdown, and commercial automobile and property insurance in California.

**Claims**

The Company conducts the majority of claims processing without the assistance of outside adjusters. The claims staff administer all claims and direct all legal and adjustment aspects of claims processing.

**Losses and Loss Adjustment Expenses Reserves and Reserve Development**

The Company maintains losses and loss adjustment expenses reserves for both reported and unreported claims. Losses and loss adjustment expenses reserves for reported claims are estimated based upon a case-by-case evaluation of the type of claim involved and the expected development of such claim. Losses and loss adjustment expenses reserves for unreported claims are determined on the basis of historical information by line of insurance. Inflation is reflected in the reserving process through analysis of cost trends and review of historical reserves.

The Company's ultimate liability may be greater or less than reported losses and loss adjustment expenses reserves. Reserves are closely monitored and are analyzed quarterly by the Company's actuarial consultants using current information on reported claims and a variety of statistical techniques. The Company does not discount to a present value that portion of losses and loss adjustment expenses reserves expected to be paid in future periods. The Tax Reform Act of 1986, however, requires the Company to discount losses and loss adjustment expenses reserves for federal income tax purposes.

The following table presents the development of losses and loss adjustment expenses reserves for the period 1999 through 2009. The top section of the table shows the reserves at the balance sheet date, net of reinsurance recoverable, for each of the indicated years. This amount represents the estimated net losses and loss adjustment expenses for claims arising from the current and all prior years that are unpaid at the balance sheet date, including an estimate for losses that had been incurred but not reported ("IBNR") to the Company. The second section shows the cumulative amounts paid as of successive years with respect to that reserve liability. The third section shows the re-estimated amount of the previously recorded reserves based on experience as of the end of each succeeding year, including cumulative payments made since the end of the respective year. Estimates change as more information becomes known about the frequency and severity of claims for individual years. The bottom line shows favorable (unfavorable) development that exists when the original reserve estimates are greater (less) than the re-estimated reserves at December 31, 2009.

In evaluating the information in the table, it should be noted that each amount includes the effects of all changes in amounts for prior periods. This table does not present accident or policy year development data. Conditions and trends that have affected development of the liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future favorable or unfavorable development based on this table.

| | December 31, | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
| | (Amounts in thousands) | | | | | | | | | | |
| Gross Reserves for Losses and Loss Adjustment Expenses-end of year[1] | $434,843 | $492,220 | $534,926 | $679,271 | $797,927 | $900,744 | $1,022,603 | $1,088,822 | $1,103,915 | $1,133,508 | $1,053,334 |
| Reinsurance recoverable | (16,043) | (28,417) | (18,334) | (14,382) | (11,771) | (14,137) | (16,969) | (6,429) | (4,457) | (5,729) | (7,748) |
| Net Reserves for Losses and Loss Adjustment Expenses-end of year[1] | $418,800 | $463,803 | $516,592 | $664,889 | $786,156 | $886,607 | $1,005,634 | $1,082,393 | $1,099,458 | $1,127,779 | $1,045,586 |
| Paid (cumulative) as of: | | | | | | | | | | | |
| One year later | $294,615 | $321,643 | $360,781 | $432,126 | $461,649 | $525,125 | $ 632,905 | $ 674,345 | $ 715,846 | $ 617,622 | |
| Two years later | 403,378 | 431,498 | 481,243 | 591,054 | 628,280 | 748,255 | 891,928 | 975,086 | 1,009,141 | | |
| Three years later | 429,787 | 462,391 | 528,052 | 637,555 | 714,763 | 851,590 | 1,027,781 | 1,123,179 | | | |
| Four years later | 439,351 | 476,072 | 538,276 | 655,169 | 740,534 | 893,436 | 1,077,834 | | | | |
| Five years later | 446,223 | 478,158 | 545,110 | 664,051 | 750,927 | 906,466 | | | | | |
| Six years later | 445,892 | 481,775 | 549,593 | 667,277 | 754,710 | | | | | | |
| Seven years later | 446,489 | 484,149 | 550,768 | 668,443 | | | | | | | |
| Eight years later | 446,777 | 485,600 | 550,827 | | | | | | | | |
| Nine years later | 447,654 | 485,587 | | | | | | | | | |
| Ten years later | 447,842 | | | | | | | | | | |
| Net reserves re-estimated as of: | | | | | | | | | | | |
| One year later | 442,437 | 480,732 | 542,775 | 668,954 | 728,213 | 840,090 | 1,026,923 | 1,101,917 | 1,188,100 | 1,069,744 | |
| Two years later | 449,094 | 481,196 | 549,262 | 660,705 | 717,289 | 869,344 | 1,047,067 | 1,173,753 | 1,219,369 | | |
| Three years later | 446,242 | 483,382 | 546,667 | 662,918 | 745,744 | 894,063 | 1,091,131 | 1,202,441 | | | |
| Four years later | 449,325 | 482,905 | 545,518 | 666,825 | 750,859 | 910,171 | 1,104,988 | | | | |
| Five years later | 448,813 | 480,740 | 550,123 | 668,318 | 755,970 | 914,547 | | | | | |
| Six years later | 447,225 | 483,392 | 551,402 | 669,499 | 757,534 | | | | | | |
| Seven years later | 447,362 | 485,328 | 551,745 | 670,225 | | | | | | | |
| Eight years later | 447,272 | 486,078 | 551,505 | | | | | | | | |
| Nine years later | 447,976 | 486,157 | | | | | | | | | |
| Ten years later | 447,960 | | | | | | | | | | |
| Net cumulative development favorable (unfavorable) | $ (29,160) | $ (22,354) | $ (34,913) | $ (5,336) | $ 28,622 | $ (27,940) | $ (99,354) | $ (120,048) | $ (119,911) | $ 58,035 | |
| Gross re-estimated liability-latest | $474,774 | $525,963 | $581,474 | $696,631 | $787,059 | $942,007 | $1,135,631 | $1,220,652 | $1,234,673 | $1,078,697 | |
| Re-estimated recoverable-latest | (26,814) | (39,806) | (29,969) | (26,406) | (29,525) | (27,460) | (30,643) | (18,211) | (15,304) | (8,953) | |
| Net re-estimated liability-latest | $447,960 | $486,157 | $551,505 | $670,225 | $757,534 | $914,547 | $1,104,988 | $1,202,441 | $1,219,369 | $1,069,744 | |
| Gross cumulative development favorable (unfavorable) | $ (39,931) | $ (33,743) | $ (46,548) | $ (17,360) | $ 10,868 | $ (41,263) | $ (113,028) | $ (131,830) | $ (130,758) | $ 54,811 | |

(1) Under statutory accounting principles ("SAP"), reserves are stated net of reinsurance recoverable whereas under U.S. generally accepted accounting principles ("GAAP"), reserves are stated gross of reinsurance recoverable.

The Company experienced favorable development of approximately $58 million on the 2008 and prior accident years' losses and loss adjustment expenses reserves due primarily to the result of re-estimates of accident year 2008 and 2007 California BI losses. See "Critical Accounting Estimates—Reserves" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

For the years 2005 through 2007, the Company experienced unfavorable development of approximately $99 million to $120 million on prior accident years' losses and loss adjustment expenses reserves. The unfavorable development from these years relates primarily to increases in loss severity estimates and loss adjustment expense estimates for the California BI coverage as well as increases in the provision for losses in New Jersey and Florida. Reserves from these years showed further unfavorable development after December 31, 2008 primarily as a result of re-estimates of the 2005 and 2006 accident year loss reserves in New Jersey and re-estimates of the 2005 and 2006 accident year loss adjustment expenses reserves in New Jersey and California.

For 2004, the unfavorable development relates to an increase in the Company's prior accident years' loss estimates for personal automobile insurance in Florida and New Jersey. In addition, an increase in estimates for loss severity for the 2004 accident year reserves for California and New Jersey automobile lines of business contributed to the deficiencies.

For 2003, the favorable development largely relates to lower inflation than originally expected on the BI coverage reserves for the California automobile line of insurance. In addition, the Company experienced a reduction in expenditures to outside legal counsel for the defense of personal automobile claims in California. This led to a reduction in the ultimate expense amount expected to be paid out and therefore favorable development in the reserves at December 31, 2003, partially offset by unfavorable development in the Florida and New Jersey automobile lines of business.

For years 1999 through 2002, the Company's previously estimated loss reserves produced deficiencies that were reflected in the subsequent years' incurred losses. The Company attributes a large portion of the unfavorable development to increases in the ultimate liability for BI, physical damage, and collision claims over what was originally estimated. The increases in these losses relate to increased severity over what was originally recorded and are the result of inflationary trends in health care costs, auto parts, and body shop labor costs.

**Statutory Accounting Principles**

The Company's results are reported in accordance with GAAP, which differ in some respects from amounts reported under SAP prescribed by insurance regulatory authorities. Some of the significant differences under GAAP are described below:

- Policy acquisition costs such as commissions, premium taxes, and other costs that vary with and are primarily related to the acquisition of new and renewal insurance contracts, are capitalized and amortized on a pro rata basis over the period in which the related premiums are earned, rather than expensed as incurred, as required by SAP.
- Certain assets are included in the consolidated balance sheets whereas, under SAP, such assets are designated as "nonadmitted assets," and charged directly against statutory surplus. These assets consist primarily of premium receivables outstanding more than 90 days, deferred tax assets that do not meet statutory requirements for recognition, furniture, equipment, leasehold improvements, capitalized software, and prepaid expenses.
- Amounts related to ceded reinsurance are shown gross as prepaid reinsurance premiums and reinsurance recoverables, rather than netted against unearned premium reserves and losses and loss adjustment expenses reserves, respectively, as required by SAP.
- Fixed-maturity securities are reported at fair value rather than at amortized cost, or the lower of amortized cost or fair value, depending on the specific type of security as required by SAP.
- The differing treatment of income and expense items results in a corresponding difference in federal income tax expense. Changes in deferred income taxes are reflected as an item of income tax benefit or expense, rather than recorded directly to statutory surplus as regards policyholders, as required by SAP. Admittance testing under SAP may result in a charge to unassigned surplus for non-admitted

portions of deferred tax assets. Under GAAP, a valuation allowance may be recorded against the deferred tax assets and reflected as an expense.

- Certain assessments paid to regulatory agencies that are recoverable from policy holders in future periods are expensed whereas these amounts are recorded as receivables under SAP.

## Operating Ratios (SAP basis)

### *Loss and Expense Ratios*

Loss and expense ratios are used to interpret the underwriting experience of property and casualty insurance companies. Under SAP, losses and loss adjustment expenses are stated as a percentage of premiums earned because losses occur over the life of a policy, while underwriting expenses are stated as a percentage of premiums written rather than premiums earned because most underwriting expenses are incurred when policies are written and are not spread over the policy period. The statutory underwriting profit margin is the extent to which the combined loss and expense ratios are less than 100%. The Insurance Companies' loss ratio, expense ratio, combined ratio, and the private passenger automobile industry combined ratio, on a statutory basis, are shown in the following table. The Insurance Companies' ratios include lines of insurance other than private passenger automobile. Since these other lines represent only 16.8% of premiums written, the Company believes its ratios can be compared to the industry ratios included in the following table.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| Loss Ratio | 67.8% | 73.3% | 68.0% | 67.4% | 65.4% |
| Expense Ratio | 28.6% | 28.5% | 27.1% | 27.1% | 26.5% |
| Combined Ratio | 96.4% | 101.8% | 95.1% | 94.5% | 91.9% |
| Industry combined ratio (all writers)[1] | 99.3%[2] | 99.8% | 98.3% | 95.5% | 95.1% |
| Industry combined ratio (excluding direct writers)[1] | N/A | 100.8% | 96.2% | 94.7% | 94.5% |

(1) Source: A.M. Best, *Aggregates & Averages* (2006 through 2009), for all property and casualty insurance companies (private passenger automobile line only, after policyholder dividends).

(2) Source: A.M. Best, "2010 *Special Report U.S. Property/Casualty-Review & Preview*, February 8, 2010"

### *Premiums to Surplus Ratio*

The following table reflects, for the periods indicated, the Insurance Companies' statutory ratios of net premiums written to policyholders' surplus. Widely recognized guidelines established by the National Association of Insurance Commissioners (the "NAIC") indicate that this ratio should be no greater than 3 to 1.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (Amounts in thousands, except ratios) | | | | |
| Net premiums written | $2,589,972 | $2,750,226 | $2,982,024 | $3,044,774 | $2,950,523 |
| Policyholders' surplus | $1,517,864 | $1,371,095 | $1,721,827 | $1,579,248 | $1,487,574 |
| Ratio | 1.7 to 1 | 2.0 to 1 | 1.7 to 1 | 1.9 to 1 | 2.0 to 1 |

## Investments

The Company's investments are directed by the Chief Investment Officer under the supervision of the Board of Directors. The Company's investment strategy emphasizes safety of principal and consistent income generation, within a total return framework. The investment strategy has historically focused on maximizing after-tax yield with a primary emphasis on maintaining a well diversified, investment grade, fixed income portfolio to support the underlying liabilities and achieve a return on capital and profitable growth. The Company believes that investment yield is maximized by selecting assets that perform favorably on a long-term basis and by disposing of certain assets to enhance after-tax yield and minimize the potential effect of downgrades and defaults. The Company believes that this strategy maintains the optimal investment performance necessary to sustain investment income over time. The Company's portfolio management approach utilizes a recognized market risk and asset allocation strategy as the primary basis for the allocation of interest sensitive, liquid and credit assets as well as for monitoring credit exposure and diversification requirements. Within the ranges set by the asset allocation strategy, tactical investment decisions are made in consideration of prevailing market conditions.

Tax considerations, including the impact of the alternative minimum tax ("AMT"), are important in portfolio management. Changes in loss experience, growth rates, and profitability produce significant changes in the Company's exposure to AMT liability, requiring appropriate shifts in the investment asset mix between taxable bonds, tax-exempt bonds, and equities in order to maximize after-tax yield. The Company closely monitors the timing and recognition of capital gains and losses to maximize the realization of any deferred tax assets arising from capital losses. At December 31, 2009, the Company had a capital loss carry forward of approximately $37.9 million.

### *Investment Portfolio*

The following table sets forth the composition of the Company's total investment portfolio:

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2007 | |
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| | (Amounts in thousands) | | | | | |
| Taxable bonds | $ 261,645 | $ 270,093 | $ 362,147 | $ 299,561 | $ 440,028 | $ 437,838 |
| Tax-exempt state and municipal bonds | 2,411,434 | 2,434,468 | 2,360,874 | 2,179,178 | 2,418,348 | 2,447,851 |
| Redeemable preferred stocks | — | — | 5,450 | 2,934 | 2,079 | 2,071 |
| Total fixed maturities | 2,673,079 | 2,704,561 | 2,728,471 | 2,481,673 | 2,860,455 | 2,887,760 |
| Equity investments including non-redeemable preferred stocks | 308,941 | 286,131 | 403,773 | 247,391 | 330,995 | 428,237 |
| Short-term investments | 156,126 | 156,165 | 208,278 | 204,756 | 272,678 | 272,678 |
| Total investments | $3,138,146 | $3,146,857 | $3,340,522 | $2,933,820 | $3,464,128 | $3,588,675 |

Effective January 1, 2008, the Company elected to apply the fair value option to all available-for-sale, fixed maturity, and equity securities, and short-term investments existing at the time of adoption and similar securities acquired subsequently unless otherwise noted at the time when the eligible item is first recognized. For more detailed discussion, see "Liquidity and Capital Resources—Invested Assets" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 of Notes to Consolidated Financial Statements.

At December 31, 2009, 77.4% of the Company's total investment portfolio at fair value and 90.0% of its total fixed maturity investments at fair value were invested in tax-exempt state and municipal bonds. Collateralized mortgage obligations represented 3.6% of the Company's total investment portfolio at fair value. The Company held no redeemable preferred stocks at December 31, 2009. For more detailed information including credit ratings, see "Liquidity and Capital Resources—Portfolio Composition" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

The nominal average maturity of the overall bond portfolio, including short-term bonds, was 12.2 years at December 31, 2009, which reflects a portfolio heavily weighted in investment grade tax-exempt municipal bonds. Fixed maturity investments purchased by the Company typically have call options attached, which further reduce the duration of the asset as interest rates decline. The call-adjusted average maturity of the overall bond portfolio, including short-term bonds, was approximately 6.8 years, related to holdings which are heavily weighted with high coupon issues that are expected to be called prior to maturity. The modified duration of the overall bond portfolio reflecting anticipated early calls was 5.1 years at December 31, 2009, including collateralized mortgage obligations with modified durations of approximately 1.8 years and short-term bonds that carry no duration. Modified duration measures the length of time it takes, on average, to receive the present value of all the cash flows produced by a bond, including reinvestment of interest. As it measures four factors (maturity, coupon rate, yield, and call terms) which determine sensitivity to changes in interest rates, modified duration is considered a better indicator of price volatility than simple maturity alone. The longer the duration, the greater the price volatility in relation to changes in interest rates.

Equity holdings consist of perpetual preferred stocks and dividend-bearing common stocks on which dividend income is partially tax-sheltered by the 70% corporate dividend exclusion. At year end, 96.1% of short-term investments consisted of highly rated short-duration securities redeemable on a daily or weekly basis. The Company does not have any material direct equity investment in subprime lenders.

***Investment Results***

The following table summarizes the investment results of the Company for the most recent five years:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (Amounts in thousands) | | | | |
| Average invested assets at cost[1] | $3,196,944 | $3,452,803 | $3,468,399 | $3,325,435 | $3,058,110 |
| Net investment income: | | | | | |
| Before income taxes | 144,949 | 151,280 | 158,911 | 151,099 | 122,582 |
| After income taxes | 130,070 | 133,721 | 137,777 | 127,741 | 105,724 |
| Average annual yield on investments: | | | | | |
| Before income taxes | 4.5% | 4.4% | 4.6% | 4.5% | 4.0% |
| After income taxes | 4.1% | 3.9% | 4.0% | 3.8% | 3.5% |
| Net realized investment gains (losses) after income taxes[2][3] | 225,189 | (357,838) | 13,525 | 10,033 | 10,504 |
| Net increase (decrease) in unrealized gains/losses on investments after income taxes[3] | $ — | $ — | $ 10,905 | $ 3,103 | $ (14,000) |

(1) Fixed maturities and short-term bonds at amortized cost; and equities and other short-term investments at cost.

(2) Includes investment impairment write-down, net of tax benefit, of $14.7 million in 2007, $1.3 million in 2006, and $1.4 million in 2005. 2007 also includes $1.3 million gain, net of tax, and $0.9 million loss, net of tax benefit, related to the change in the fair value of trading securities and hybrid financial instruments, respectively.

(3) Effective January 1, 2008, the Company adopted the fair value option with changes in fair value reflected in net realized investment gains or losses in the consolidated statements of operations.

**Competitive Conditions**

The Company operates in the highly competitive property-casualty industry subject to competition on pricing, claims, consumer recognition, coverage offered and other product features, customer service, and geographic coverage. Some of the Company's competitors are larger and well-capitalized national companies which have broad distribution networks of employed or captive agents.

Reputation for customer service and price are the principal means by which the Company competes with other automobile insurers. In addition, the marketing efforts of independent agents and brokers can also provide a competitive advantage. Based on the most recent regularly published statistical compilations of premiums written in 2009, the Company was the third largest writer of private passenger automobile insurance in California and the thirteenth largest in the United States.

The property and casualty insurance industry is highly cyclical, characterized by periods of high premium rates and shortages of underwriting capacity ("hard market") followed by periods of severe price competition and excess capacity ("soft market"). In management's view, 2004 through 2007 was a period of very profitable results for companies underwriting automobile insurance. Many in the industry have experienced declining profitability since 2007. During 2009, many of the Company's largest competitors increased rates on both private passenger auto insurance and homeowners insurance. Rate increases generally indicate that the market is hardening.

**Reinsurance**

The Company has reinsurance through the Florida Hurricane Catastrophe Trust Fund ("FHCF") that provides coverage equal to approximately 90 percent of $44 million in excess of $10 million per occurrence based on the latest information provided by FHCF. The coverage is expected to change when new information is available later in 2010.

For California homeowners policies, the Company has reduced its catastrophe exposure from earthquakes by placing earthquake risks with the California Earthquake Authority ("CEA"). However, the Company continues to have catastrophe exposure to fires following an earthquake. For more detailed discussion, see "Regulation—Insurance Assessments."

The Company carries a commercial umbrella reinsurance treaty and seeks facultative arrangements for large property risks. In addition, the Company has other reinsurance in force that is not material to the consolidated financial statements. If any reinsurers are unable to perform their obligations under a reinsurance treaty, the Company will be required, as primary insurer, to discharge all obligations to its insured in their entirety.

**Regulation**

The Insurance Companies are subject to significant regulation and supervision by insurance departments of the jurisdictions in which they are domiciled or licensed to operate business.

***Department of Insurance Oversight***

The powers of the DOI in each state primarily include the prior approval of insurance rates and rating factors and the establishment of capital and surplus requirements, solvency standards, restrictions on dividend payments and transactions with affiliates. DOI regulations and supervision are designed principally to benefit policyholders rather than shareholders.

California Proposition 103 requires that property and casualty insurance rates be approved by the California DOI prior to their use and that no rate be approved which is excessive, inadequate, unfairly discriminatory, or otherwise in violation of the provisions of the initiative. The proposition specifies four statutory factors required to be applied in "decreasing order of importance" in determining rates for private passenger automobile insurance: (1) the insured's driving safety record, (2) the number of miles the insured drives annually, (3) the number of years of driving experience of the insured and (4) whatever optional factors are determined by the California DOI to have a substantial relationship to risk of loss and are adopted by regulation. The statute further provides that insurers are required to give at least a 20% discount to "good drivers," as defined, from rates that would otherwise be charged to such drivers and that no insurer may refuse to insure a "good driver." The Company's rate plan was approved by the California DOI and operates under these rating factor regulations.

Insurance rates in Georgia, New York, New Jersey, Pennsylvania, and Nevada require prior approval from the state DOI, while insurance rates in Illinois, Texas, Virginia, Arizona, and Michigan must only be filed with the respective DOI before they are implemented. Oklahoma and Florida have a modified version of prior approval laws. In all states, the insurance code provides that rates must not be excessive, inadequate, or unfairly discriminatory.

The DOI in each state in which the Company operates is responsible for conducting periodic financial and market conduct examinations of insurance companies domiciled in their states. Market conduct examinations typically review compliance with insurance statutes and regulations with respect to rating, underwriting, claims handling, billing, and other practices. The following table provides a summary of current financial and market conduct examinations:

| State | Exam Type | Period Under Review | Status |
|---|---|---|---|
| VA | Market Conduct | Jul 2008 to Jul 2009 | Fieldwork began in January 2010 |
| NJ | Market Conduct | Sep 2007 to Aug 2008 | Report was issued in January 2010 |
| CA | Rating & Underwriting | Mar 2007 to May 2007 | Preliminary draft was issued in December 2009 |
| FL | Market Conduct | Sep 2005 to Dec 2006 | Report was issued in June 2009 |
| OK | Financial | 2005 to 2007 | Report was issued in May 2009 |

During the course of these examinations, the DOI generally reports findings to the Company, however, none of the findings reported to date is expected to be material to the Company's financial position.

For discussion of current regulatory matters in California, see "Regulatory and Legal Matters" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

The operations of the Company are dependent on the laws of the states in which it does business and changes in those laws can materially affect the revenue and expenses of the Company. The Company retains its own legislative advocates in California. The Company made financial contributions of $148,200 and $354,450 to officeholders and candidates in 2009 and 2008, respectively. The Company believes in supporting the political process and intends to continue to make such contributions in amounts which it determines to be appropriate.

The Company is supporting the Continuous Coverage Auto Insurance Discount Act ("CCAIDA"), a California ballot initiative which will be on the June 2010 ballot. If passed, the CCAIDA will provide for a portable persistency discount, allowing insurance companies to offer new customers discounts based on having continuous insurance coverage from any insurance company. Currently, the California DOI allows insurance companies to provide persistency discounts based on continuous coverage only with existing customers. While the Company strongly believes this will be beneficial for the insurance consumer, there are consumer activist groups both supporting and opposing the initiative. The Company made financial contributions of $3.5 million in 2009 related to this initiative.

### *Risk-Based Capital*

The Insurance Companies must comply with minimum capital requirements under applicable state laws and regulations, and must have adequate reserves for claims. The minimum statutory capital requirements differ by state and are generally based on balances established by statute, a percentage of annualized premiums, a percentage of annualized loss, or risk-based capital ("RBC") requirements. The RBC requirements are based on guidelines established by the NAIC. The RBC formula was designed to capture the widely varying elements of risks undertaken by writers of different lines of insurance having differing risk characteristics, as well as writers of similar lines where differences in risk may be related to corporate structure, investment policies, reinsurance arrangements, and a number of other factors. At December 31, 2009, each of the Insurance Companies had sufficient capital to exceed the highest level of minimum required capital.

### *Insurance Assessments*

The California Insurance Guarantee Association ("CIGA") was created to pay claims on behalf of insolvent property and casualty insurers. Each year, these claims are estimated by CIGA and the Company is assessed for its pro-rata share based on prior year California premiums written in the particular line. These assessments are limited to 2% of premiums written in the preceding year and are recouped through a mandated surcharge to policyholders in the year after the assessment. There were no CIGA assessments in 2009.

During 2009, the Company paid approximately $1.9 million in assessments to the New Jersey Unsatisfied Claim and Judgment Fund and the New Jersey Property-Liability Insurance Guaranty Association for assessments relating to its personal automobile line of insurance. As permitted by state law, the New Jersey assessments paid during 2009 are recoupable through a surcharge to policyholders. During 2009, the Company continued to recoup these assessments and will continue recouping them in the future. It is possible that there will be additional assessments in 2010. Under GAAP, these recoverable assessments of $4.5 million have been expensed as other operating expenses in the consolidated statements of operations.

The CEA is a quasi-governmental organization that was established to provide a market for earthquake coverage to California homeowners. The Company places all new and renewal earthquake coverage offered with its homeowner policy through the CEA. The Company receives a small fee for placing business with the CEA, which is recorded as other revenue in the consolidated statements of operations. Upon the occurrence of a major seismic event, the CEA has the ability to assess participating companies for losses. These assessments are made after CEA capital has been expended and are based upon each company's participation percentage multiplied by the amount of the total assessment. Based upon the most recent information provided by the CEA, the Company's maximum total exposure to CEA assessments at April 30, 2009, the most recent date at which information was available, was approximately $53 million.

The Insurance Companies in other states are also subject to the provisions of similar insurance guaranty associations. There were no material assessment payments during 2009 in other states.

### *Holding Company Act*

The California Companies are subject to California DOI regulation pursuant to the provisions of the California Insurance Holding Company System Regulatory Act (the "Holding Company Act"). The California DOI may examine the affairs of each of the California Companies at any time. The Holding Company Act requires disclosure of any material transactions among affiliates within a Holding Company System. Certain transactions and dividends defined to be of an "extraordinary" type may not be affected if the California DOI disapproves the transaction within 30 days after notice. Such transactions include, but are not limited to, extraordinary dividends; management agreements, service contracts, and cost-sharing arrangements; all guarantees that are not quantifiable; derivative transactions or series of derivative transactions; certain reinsurance transactions or modifications thereof in which the reinsurance premium or a change in the insurer's liabilities equals or exceeds 5 percent of the policyholders' surplus as of the preceding December 31; sales, purchases, exchanges, loans, and extensions of credit; and investments, in the net aggregate, involving more than the lesser of 3% of the respective California Companies' admitted assets or 25% of statutory surplus as regards policyholders as of the preceding December 31. An extraordinary dividend is a dividend which, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of 10% of the insurance company's statutory policyholders' surplus as of the preceding December 31 or the insurance company's statutory net income for the preceding calendar year. An insurance company is also required to notify the California DOI of any dividend after declaration, but prior to payment. There are similar limitations imposed by other states on the Insurance Companies' ability to pay dividends. As of December 31, 2009, the Insurance Companies are permitted to pay, without extraordinary DOI approval, $153.3 million in dividends, of which $130.8 million is payable from the California Companies.

The Holding Company Act also provides that the acquisition or change of "control" of a California domiciled insurance company or of any person who controls such an insurance company cannot be consummated without the prior approval of the California DOI. In general, a presumption of "control" arises from the ownership of voting securities and securities that are convertible into voting securities, which in the aggregate constitute 10% or more of the voting securities of a California insurance company or of a person that controls a California insurance company, such as Mercury General. A person seeking to acquire "control," directly or indirectly, of the Company must generally file with the California DOI an application for change of control containing certain information required by statute and published regulations and provide a copy of the application to the Company. The Holding Company Act also effectively restricts the Company from consummating certain reorganizations or mergers without prior regulatory approval.

Each of the Insurance Companies is subject to holding company regulations in the state in which it is domiciled. These provisions are substantially similar to those of the Holding Company Act.

***Assigned Risks***

Automobile liability insurers in California are required to sell BI liability, property damage liability, medical expense, and uninsured motorist coverage to a proportionate number (based on the insurer's share of the California automobile casualty insurance market) of those drivers applying for placement as "assigned risks." Drivers seek placement as assigned risks because their driving records or other relevant characteristics, as defined by Proposition 103, make them difficult to insure in the voluntary market. In 2009, assigned risks represented less than 0.1% of total automobile direct premiums written and less than 0.1% of total automobile direct premium earned. The Company attributes the low level of assignments to the competitive voluntary market. Many of the other states in which the Company conducts business offer programs similar to that of California. These programs are not a significant contributor to the business written in those states.

## Executive Officers of the Company

The following table sets forth certain information concerning the executive officers of the Company as of February 10, 2010:

| Name | Age | Position |
|---|---|---|
| George Joseph | 88 | Chairman of the Board |
| Gabriel Tirador | 45 | President and Chief Executive Officer |
| Allan Lubitz | 51 | Senior Vice President and Chief Information Officer |
| Joanna Y. Moore | 54 | Senior Vice President and Chief Claims Officer |
| John Sutton | 62 | Senior Vice President—Customer Service |
| Christopher Graves | 44 | Vice President and Chief Investment Officer |
| Robert Houlihan | 53 | Vice President and Chief Product Officer |
| Kenneth G. Kitzmiller | 63 | Vice President and Chief Underwriting Officer |
| Brandt N. Minnich | 43 | Vice President—Marketing |
| Theodore R. Stalick | 46 | Vice President and Chief Financial Officer |
| Charles Toney | 48 | Vice President and Chief Actuary |
| Judy A. Walters | 63 | Vice President—Corporate Affairs and Secretary |

Mr. Joseph, Chairman of the Board of Directors, has served in this capacity since 1961. He held the position of Chief Executive Officer of the Company for 45 years from 1961 through December 2006. Mr. Joseph has more than 50 years' experience in the property and casualty insurance business.

Mr. Tirador, President and Chief Executive Officer, served as the Company's assistant controller from 1994 to 1996. In 1997 and 1998, he served as the Vice President and Controller of the Automobile Club of Southern

California. He rejoined the Company in 1998 as Vice President and Chief Financial Officer. He was appointed President and Chief Operating Officer in October 2001 and Chief Executive Officer in January 2007. Mr. Tirador has over 20 years experience in the property and casualty insurance industry and is an inactive Certified Public Accountant.

Mr. Lubitz, Senior Vice President and Chief Information Officer, joined the Company in January 2008. Prior to joining the Company, he served as Senior Vice President and Chief Information Officer of Option One Mortgage from 2003 to 2007 and President of ANR Consulting Group from 2000 to 2003. Prior to 2000, he held various management positions at First American Corporation over a 20 year period, most recently as Senior Vice President and Chief Information Officer.

Ms. Moore, Senior Vice President and Chief Claims Officer, joined the Company in the claims department in 1981. She was named Vice President of Claims in 1991 and Vice President and Chief Claims Officer in 1995. She was promoted to Senior Vice President and Chief Claims Officer on January 1, 2007.

Mr. Sutton, Senior Vice President—Customer Service, joined the Company as Assistant to the Chief Executive Officer in July 2000. He was named Vice President in September 2007 and Senior Vice President in January 2008. Prior to joining the Company, he served as President and Chief Executive Officer of the Covenant Group from 1994 to 2000. Prior to 1994, he held various executive positions at Hanover Insurance Company.

Mr. Graves, Vice President and Chief Investment Officer, has been employed by the Company in the investment department since 1986. Mr. Graves was appointed Chief Investment Officer in 1998, and named Vice President in April 2001.

Mr. Houlihan, Vice President and Chief Product Officer, joined the Company in his current position in December 2007. Prior to joining the Company, he served as Senior Product Manager at Bristol West Insurance Group from 2005 to 2007 and Product Manager at Progressive Insurance Company from 1999 to 2005.

Mr. Kitzmiller, Vice President and Chief Underwriting Officer, has been employed by the Company in the underwriting department since 1972. Mr. Kitzmiller was appointed Vice President in 1991, and named Chief Underwriting Officer in January 2010.

Mr. Minnich, Vice President—Marketing, joined the Company as an underwriter in 1989. In 2007, he joined Superior Access Insurance Services as Director of Agency Operations and rejoined the Company as an Assistant Product Manager in 2008. In 2009, he was named Senior Director of Marketing, a role he held until appointed to his current position later in 2009. Mr. Minnich has over 20 years experience in the property and casualty insurance industry and is a Chartered Property and Casualty Underwriter.

Mr. Stalick, Vice President and Chief Financial Officer, joined the Company as Corporate Controller in 1997. In October 2000, he was named Chief Accounting Officer, a role he held until appointed to his current position in October 2001. Mr. Stalick is an inactive Certified Public Accountant.

Mr. Toney, Vice President and Chief Actuary, joined the Company in 1984 as a programmer/analyst. In 1994, he earned his Fellowship in the Casualty Actuarial Society and was appointed to his current position.

Ms. Walters, Vice President—Corporate Affairs and Secretary, has been employed by the Company since 1967, and has served as its Secretary since 1982. Ms. Walters was named Vice President—Corporate Affairs in 1998.

## Item 1A. Risk Factors

The Company's business involves various risks and uncertainties in addition to the normal risks of business, some of which are discussed in this section. It should be noted that the Company's business and that of other insurers may be adversely affected by a downturn in general economic conditions and other forces beyond the Company's control. In addition, other risks and uncertainties not presently known or that the Company currently believes to be immaterial may also adversely affect the Company's business. If any such risks or uncertainties, or any of the following risks or uncertainties, develop into actual events, there could be a materially adverse effect on the Company's business, financial condition, cash flows, or results of operations.

The information discussed below should be considered carefully with the other information contained in this Annual Report on Form 10-K and the other documents and materials filed by the Company with the SEC, as well as news releases and other information publicly disseminated by the Company from time to time.

### Risks Related to the Company's Business

***The Company remains highly dependent upon California and several other key states to produce revenues and operating profits.***

For the year ended December 31, 2009, the Company generated approximately 78.2% of its direct automobile insurance premiums written in California, 7.0% in Florida, and 3.6% in New Jersey. The Company's financial results are subject to prevailing regulatory, legal, economic, demographic, competitive, and other conditions in these states and changes in any of these conditions could negatively impact the Company's results of operations.

***Mercury General is a holding company that relies on regulated subsidiaries for cash operating profits to satisfy its obligations.***

As a holding company, Mercury General maintains no operations that generate revenue sufficient to pay operating expenses, shareholders' dividends, or principal or interest on its indebtedness. Consequently, Mercury General relies on the ability of the Insurance Companies, particularly the California Companies, to pay dividends for Mercury General to meet its debt payment and other obligations. The ability of the Insurance Companies to pay dividends is regulated by state insurance laws, which limit the amount of, and in certain circumstances may prohibit the payment of, cash dividends. Generally, these insurance regulations permit the payment of dividends only out of earned surplus in any year which, together with other dividends or distributions made within the preceding 12 months, do not exceed the greater of 10% of statutory surplus as of the end of the preceding year or the net income for the preceding year, with larger dividends payable only after receipt of prior regulatory approval. The inability of the Insurance Companies to pay dividends in an amount sufficient to enable the Company to meet its cash requirements at the holding company level could have a material adverse effect on the Company's results of operations, financial condition, and its ability to pay dividends to its shareholders.

***The Company's insurance subsidiaries are subject to minimum capital and surplus requirements, and any failure to meet these requirements could subject the Company's insurance subsidiaries to regulatory action.***

The Company's insurance subsidiaries are subject to risk-based capital standards and other minimum capital and surplus requirements imposed under applicable laws of their state of domicile. The risk-based capital standards, based upon the Risk-Based Capital Model Act adopted by the NAIC, require the Company's insurance subsidiaries to report their results of RBC calculations to state departments of insurance and the NAIC. If any of the Company's insurance subsidiaries fails to meet these standards and requirements, the DOI regulating such subsidiary may require specified actions by the subsidiary.

***The Company's success depends on its ability to accurately underwrite risks and to charge adequate premiums to policyholders.***

The Company's financial condition, liquidity, and results of operations depend on its ability to underwrite and set premiums accurately for the risks it assumes. Premium rate adequacy is necessary to generate sufficient premium to offset losses, loss adjustment expenses, and underwriting expenses and to earn a profit. In order to price its products accurately, the Company must collect and properly analyze a substantial volume of data; develop, test, and apply appropriate rating formulae; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. The Company's ability to undertake these efforts successfully, and as a result, price accurately, is subject to a number of risks and uncertainties, including, but not limited to:

- availability of sufficient reliable data;
- incorrect or incomplete analysis of available data;
- uncertainties inherent in estimates and assumptions, generally;
- selection and application of appropriate rating formulae or other pricing methodologies;
- successful innovation of new pricing strategies;
- recognition of changes in trends and in the projected severity and frequency of losses;
- the Company's ability to forecast renewals of existing policies accurately;
- unanticipated court decisions, legislation or regulatory action;
- ongoing changes in the Company's claim settlement practices;
- changes in operating expenses;
- changing driving patterns;
- extra-contractual liability arising from bad faith claims;
- weather catastrophes;
- unexpected medical inflation; and
- unanticipated inflation in auto repair costs, auto parts prices, and used car prices.

Such risks may result in the Company's pricing being based on outdated, inadequate or inaccurate data or inappropriate analyses, assumptions or methodologies, and may cause the Company to estimate incorrectly future changes in the frequency or severity of claims. As a result, the Company could underprice risks, which would negatively affect the Company's margins, or it could overprice risks, which could reduce the Company's volume and competitiveness. In either event, the Company's results of operations, financial condition, and cash flow could be materially adversely affected.

***The effects of emerging claim and coverage issues on the Company's business are uncertain and may have an adverse effect on the Company's business.***

As industry practices and legal, judicial, social, and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect the Company's business by either extending coverage beyond its underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until sometime after the Company has issued insurance policies that are affected by the changes. As a result, the full extent of liability under the Company's insurance policies may not be known for many years after a policy is issued.

***The Company's insurance rates are subject to prior approval by the departments of insurance in most of the states in which the Company operates, and to political influences.***

In most of the states in which the Company operates, it must obtain prior approval from the state department of insurance of insurance rates charged to its customers, including any increases in those rates. If the Company is unable to receive approval of the rate increases it requests, the Company's ability to operate its business in a profitable manner may be limited and its liquidity, financial condition, and results of operations may be adversely affected.

From time to time, the auto insurance industry comes under pressure from state regulators, legislators, and special interest groups to reduce, freeze, or set rates at levels that do not correspond with underlying costs, in the opinion of the Company's management. The homeowners insurance business faces similar pressure, particularly as regulators in catastrophe-prone states seek an acceptable methodology to price for catastrophe exposure. In addition, various insurance underwriting and pricing criteria regularly come under attack by regulators, legislators, and special interest groups. The result could be legislation, regulations, or new interpretations of existing regulations that would adversely affect the Company's business, financial condition, and results of operations.

***If the Company cannot maintain its A.M. Best ratings, it may not be able to maintain premium volume in its insurance operations sufficient to attain the Company's financial performance goals.***

The Company's ability to retain its existing business or to attract new business in its insurance operations is affected by its rating by A.M. Best Company. A.M. Best Company currently rates all of the Company's insurance subsidiaries with sufficient operating history to be rated as either A+ (Superior) or A- (Excellent). If the Company is unable to maintain its A.M. Best ratings, the Company may not be able to grow its premium volume sufficiently to attain its financial performance goals, and if A.M. Best were to downgrade the Company's ratings, the result may adversely affect the Company's business, financial condition, and results of operations.

***The Company's long-term debt obligations begin to mature in August 2011. The Company may be unable to refinance the obligations or obtain sufficient capital to repay the obligations on acceptable terms, or at all.***

The Company has an aggregate of $263 million in the following long-term debt obligations:

- $125 million senior notes, which mature in August 2011;
- $120 million secured credit facility, which matures in January 2012, incurred in connection with the AIS acquisition; and
- $18 million secured bank loan, which matures in 2013, incurred in connection with the Folsom, California building acquisition.

The Company's ability to generate cash depends on many factors beyond its control, and the Company may not generate sufficient cash flow to repay the debt at maturity. The Company's ability to repay or refinance its long term debt at maturity also creates financial risk, particularly if the Company's business or prevailing financial market conditions are not conducive to refinancing the outstanding debt obligations or obtaining new financing. If the Company is unable to generate sufficient cash flow to repay the debt obligations at maturity or to refinance the obligations on commercially reasonable terms, the Company's business, financial condition, and results of operations may be harmed.

***The Company's ability to access capital markets, its financing arrangements, and its business operations are dependent on favorable evaluations and ratings by credit and other rating agencies.***

Financial strength and claims-paying ability ratings issued by firms such as Standard & Poor's, Fitch, and Moody's have become an increasingly important factor in establishing the competitive position of insurance companies. The Company's ability to attract and retain policies is affected by its ratings with these agencies.

Rating agencies assign ratings based upon their evaluations of an insurance company's ability to meet its financial obligations. The Company's financial strength ratings with Standard & Poor's, Fitch, and Moody's are AA-, AA-, and Aa3, respectively; its respective debt ratings are A-, A, and A3. In 2009, the ratings were affirmed by Standard & Poor's, Fitch, and Moody's, but the outlook for the ratings was changed from stable to negative. Since these ratings are subject to continuous review, the Company cannot guarantee the continuation of the favorable ratings. If the ratings were lowered significantly by any one of these agencies relative to those of the Company's competitors, its ability to market products to new customers and to renew the policies of current customers could be harmed. A lowering of the ratings could also limit the Company's access to the capital markets or adversely affect pricing of new debt sought in the capital markets. These events, in turn, could have a material adverse effect on the Company's results of operations and liquidity.

***Changes in market interest rates or defaults may have an adverse effect on the Company's investment portfolio, which may adversely affect the Company's financial results.***

The Company's results are affected, in part, by the performance of its investment portfolio. The Company's investment portfolio contains interest rate sensitive-investments, such as municipal and corporate bonds. Increases in market interest rates may have an adverse impact on the value of the investment portfolio by decreasing realized capital gains on fixed income securities. Declining market interest rates could have an adverse impact on the Company's investment income as it invests positive cash flows from operations and as it reinvests proceeds from maturing and called investments in new investments that could yield lower rates than the Company's investments have historically generated. Defaults in the Company's investment portfolio may produce operating losses and negatively impact the Company's results of operations.

Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions, and other factors beyond the Company's control. Although the Company takes measures to manage the risks of investing in a changing interest rate environment, it may not be able to mitigate interest rate sensitivity effectively. The Company's mitigation efforts include maintaining a high quality portfolio and managing the duration of the portfolio to reduce the effect of interest rate changes. Despite its mitigation efforts, a significant increase in interest rates could have a material adverse effect on the Company's financial condition and results of operations.

***The Company's valuation of financial instruments may include methodologies, estimations, and assumptions that are subject to differing interpretations and could result in changes to valuations that may materially adversely affect the Company's financial condition or results of operations.***

The Company employs a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Accordingly, when market observable data is not readily available, the Company's own assumptions are set to reflect those that market participants would be presumed to use in pricing the asset or liability at the measurement date. Assets and liabilities recorded on the consolidated balance sheets at fair value are categorized based on the level of judgment associated with the input used to measure their fair value and the level of market price observability.

During periods of market disruption, including periods of significantly changing interest rates, rapidly widening credit spreads, inactivity or illiquidity, it may be difficult to value certain of the Company's securities if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes in historically active markets with significant observable data that become illiquid due to changes in the financial environment. In such cases, the valuations associated with such securities may rely more on management judgment and include inputs and assumptions that are less observable or require greater estimation as well as valuation methods, which are more sophisticated or require greater estimation. The valuations generated by such methods may be different from the value at which the investments ultimately may be sold. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within the Company's financial statements, and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on the Company's results of operations or financial condition.

***Changes in the financial strength ratings of financial guaranty insurers issuing policies on bonds held in the Company's investment portfolio may have an adverse effect on the Company's investment results.***

In an effort to enhance the bond rating applicable to certain bond issues, some bond issuers purchase municipal bond insurance policies from private insurers. The insurance generally guarantees the payment of principal and interest on a bond issue if the issuer defaults. By purchasing the insurance, the financial strength ratings applicable to the bonds are based on the credit worthiness of the insurer rather than the underlying credit of the bond issuer. Several financial guaranty insurers that have issued insurance policies covering bonds held by the Company are facing financial strength rating downgrades due to risk exposures on insurance policies that guarantee mortgage debt and related structured products. These financial guaranty insurers are subject to DOI oversight. As the financial strength ratings of these insurers are reduced, the ratings of the insured bond issues correspondingly decrease. Although the Company has determined that the financial strength rating of the underlying bond issues in its investment portfolio are within the Company's investment policy without the enhancement provided by the insurance policies, any further downgrades in the financial strength ratings of these insurance companies or any defaults on the insurance policies written by these insurance companies may reduce the fair value of the underlying bond issues and the Company's investment portfolio or may reduce the investment results generated by the Company's investment portfolio, which could have a material adverse effect on the Company's financial condition, results of operations, and liquidity.

***Deterioration of the municipal bond market in general or of specific municipal bonds held by the Company may result in a material adverse effect on the Company's results of operations and its financial condition.***

At December 31, 2009, approximately 77.4% of the Company's total investment portfolio at fair value and 90.0% of its total fixed maturity investments at fair value were invested in tax-exempt municipal bonds. Approximately 59.3% of the net realized gain held in the Company's investment portfolio at December 31, 2009 related to the Company's municipal bond holdings. With such a large percentage of the Company's investment portfolio invested in municipal bonds, the performance of the Company's investment portfolio, including the cash flows generated by the investment portfolio is significantly dependent on the performance of municipal bonds. If the value of municipal bond markets in general or any of the Company's municipal bond holdings deteriorate, the performance of the Company's investment portfolio, results of operations, financial condition, and cash flows may be materially and adversely affected.

***Acquired companies can be difficult to integrate, disrupt the Company's business and adversely affect its operating results. The benefits anticipated in an acquisition may not be realized in the manner anticipated.***

Effective January 1, 2009, the Company acquired all of the issued and outstanding membership interests of AISM, which is the parent company of AIS and PoliSeek, with the expectation that the acquisition would result in various benefits including, enhanced revenue and profits, greater market presence and development, and enhancements to the Company's product portfolio and customer base. These benefits may not be realized as rapidly as, or to the extent, anticipated by the Company. Costs incurred in the integration of the AIS operations with the Company's operations also could have an adverse effect on the Company's business, financial condition, and operating results. The acquisition of AIS, as with all acquisitions, involves numerous risks, including:

- difficulties in integrating AIS operations, technologies, services and personnel;
- potential loss of AIS customers;
- diversion of financial and management resources from existing operations;
- potential loss of key AIS employees;

- integrating personnel with diverse business and cultural backgrounds;
- preserving AIS' important industry, marketing and customer relationships;
- assumption of liabilities held by AIS; and
- inability to generate sufficient revenue and cost savings to offset the cost of the acquisition.

The Company's acquisition of AIS may also cause it to:

- assume and otherwise become subject to certain liabilities;
- incur additional debt to finance operations;
- incur write-offs, restructuring, and other related expenses; and
- have significant impairment charges on goodwill or other intangible assets.

If these risks materialize, the Company's financial condition, results of operations, and stock price could be materially adversely affected.

***If the Company's loss reserves are inadequate, its business and financial position could be harmed.***

The process of establishing property and liability loss reserves is inherently uncertain due to a number of factors, including underwriting quality, the frequency and amount of covered losses, variations in claims settlement practices, the costs and uncertainty of litigation, and expanding theories of liability. While the Company believes that improved actuarial techniques and databases have assisted in estimating loss reserves, the Company's methods may prove to be inadequate. If any of these contingencies, many of which are beyond the Company's control, results in loss reserves that are not sufficient to cover its actual losses, the Company's financial condition, results of operations, and liquidity may be materially adversely affected.

***There is uncertainty involved in the availability of reinsurance and the collectability of reinsurance recoverable.***

The Company reinsures a portion of its potential losses on the policies it issues to mitigate the volatility of the losses on its financial condition and results of operations. The availability and cost of reinsurance is subject to market conditions, which are outside of the Company's control. From time to time, market conditions have limited, and in some cases prevented, insurers from obtaining the types and amounts of reinsurance that they consider adequate for their business needs. As a result, the Company may not be able to successfully purchase reinsurance and transfer a portion of the Company's risk through reinsurance arrangements. In addition, as is customary, the Company initially pays all claims and seeks to recover the reinsured losses from its reinsurers. Although the Company reports as assets the amount of claims paid which the Company expects to recover from reinsurers, no assurance can be given that the Company will be able to collect from its reinsurers. If the amounts actually recoverable under the Company's reinsurance treaties are ultimately determined to be less than the amount it has reported as recoverable, the Company may incur a loss during the period in which that determination is made.

In addition, A.M. Best, credit rating agency, has expressed a concern regarding the FHCF's ability to fund all obligations in the case of a severe hurricane. Based on its projected claims-paying capacity, coverage provided by the FHCF's mandatory layer will be reduced, and given the lack of funding regarding the Temporary Increase in Coverage Limits, no credit will be provided for this layer. A.M. Best will continue to assess the amount of credit afforded to reinsurance from the FHCF related to events of the hurricane season, as well as credit market conditions, and such assessment is subject to change since this ongoing evaluation is critical in the assignment of ratings.

***The failure of any of the loss limitation methods employed by the Company could have a material adverse effect on its financial condition or results of operations.***

Various provisions of the Company's policies, such as limitations or exclusions from coverage which are intended to limit the Company's risks, may not be enforceable in the manner the Company intends. In addition, the Company's policies contain conditions requiring the prompt reporting of claims and the Company's right to decline coverage in the event of a violation of that condition. While the Company's insurance product exclusions and limitations reduce the Company's loss exposure and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of such endorsements and limitations in a way that would adversely affect the Company's loss experience, which could have a material adverse effect on its financial condition or results of operations.

***The Company's business is vulnerable to significant catastrophic property loss, which could have an adverse effect on its results of operations.***

The Company faces a significant risk of loss in the ordinary course of its business for property damage resulting from natural disasters, man-made catastrophes and other catastrophic events, particularly hurricanes, earthquakes, hail storms, explosions, tropical storms, fires, sinkholes, war, acts of terrorism, severe winter weather and other natural and man-made disasters. Such events typically increase the frequency and severity of automobile and other property claims. Because catastrophic loss events are by their nature unpredictable, historical results of operations may not be indicative of future results of operations, and the occurrence of claims from catastrophic events is likely to result in substantial volatility in the Company's financial condition and results of operations from period to period. Although the Company attempts to manage its exposure to such events, the occurrence of one or more major catastrophes in any given period could have a material and adverse impact on the Company's financial condition and results of operations and could result in substantial outflows of cash as losses are paid.

***The Company depends on independent agents and brokers who may discontinue sales of its policies at any time.***

The Company sells its insurance policies through approximately 5,100 independent agents and brokers. The Company must compete with other insurance carriers for these agents' and brokers' business. Some competitors offer a larger variety of products, lower prices for insurance coverage, higher commissions, or more attractive non-cash incentives. To maintain its relationship with these independent agents, the Company must pay competitive commissions, be able to respond to their needs quickly and adequately, and create a consistently high level of customer satisfaction. If these independent agents find it preferable to do business with the Company's competitors, it would be difficult to renew the Company's existing business or attract new business. State regulations may also limit the manner in which the Company's producers are compensated or incentivized. Such developments could negatively impact the Company's relationship with these parties and ultimately reduce revenues.

***The Company's expansion plans may adversely affect its future profitability.***

The Company is currently expanding and intends to further expand its operations in several of the states in which the Company has operations and into states in which it has not yet begun operations. The intended expansion will necessitate increased expenditures. The Company expects to fund these expenditures out of cash flow from operations. The expansion may not occur, or if it does occur may not be successful in providing increased revenues or profitability. If the Company's cash flow from operations is insufficient to cover the increased costs of the expansion, or if the expansion does not provide the benefits anticipated, the Company's financial condition, results of operations, and ability to grow its business may be harmed.

***The Company may require additional capital in the future, which may not be available or may only be available on unfavorable terms.***

The Company's future capital requirements depend on many factors, including its ability to write new business successfully, its ability to establish premium rates and reserves at levels sufficient to cover losses, the success of its current expansion plans and the performance of its investment portfolio. The Company may need to raise additional funds through equity or debt financing, sales of all or a portion of its investment portfolio or curtail its growth and reduce its assets. Any equity or debt financing, if available at all, may not be available on terms that are favorable to the Company. In the case of equity financing, the Company's shareholders could experience dilution. In addition, such securities may have rights, preferences, and privileges that are senior to those of the Company's current shareholders. If the Company cannot obtain adequate capital on favorable terms or at all, its business, results of operations, and financial condition could be adversely affected.

***Funding for the Company's future growth may depend upon obtaining new financing, which may be difficult to obtain given prevalent economic conditions.***

To accommodate the Company's expected future growth, the Company may require funding in addition to cash provided from current operations. The Company's ability to obtain financing may be constrained by current economic conditions affecting global financial markets. Specifically, with the recent trends affecting the banking industry, many lenders and institutional investors have ceased funding even the most credit-worthy borrowers. If the Company is unable to obtain necessary financing, it may be unable to take advantage of opportunities with potential business partners or new products or to otherwise expand its business as planned.

***Any inability of the Company to realize its deferred tax assets may have a material adverse effect on the Company's results of operations and financial condition.***

The Company recognizes deferred tax assets and liabilities for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax credits. The Company evaluates its deferred tax assets for recoverability based on available evidence, including assumptions about future profitability and capital gain generation. Although management believes that it is more likely than not that the deferred tax assets will be realized, some or all of the Company's deferred tax assets could expire unused if the Company is unable to generate taxable capital gains in the future sufficient to utilize them or the Company enters into one or more transactions that limit its right to realize all of the deferred tax assets.

If the Company determines that it would not be able to realize all or a portion of its deferred tax assets in the future, the Company would reduce the deferred tax asset through a charge to earnings in the period in which the determination is made. This charge could have a material adverse effect on the Company's results of operations and financial condition. In addition, the assumptions used to make this determination are subject to change from period to period based on changes in tax laws or variances between the Company's future projected operating performance and actual results. As a result, significant management judgment is required in assessing the possible need for a deferred tax asset valuation allowance. For these reasons and because changes in these assumptions and estimates can materially affect the Company's results of operations and financial condition, management has included the assessment of a deferred tax asset valuation allowance as a critical accounting estimate.

***The carrying value of the Company's goodwill and other intangible assets could be subject to an impairment write-down.***

At December 31, 2009, the Company's consolidated balance sheet reflected $43 million of goodwill and $67 million of other intangible assets. The Company continually evaluates whether events or circumstances have occurred that suggest that the fair value of its other intangible assets are below their respective carrying values. The determination that the fair value of the Company's intangible assets is less than its carrying value may result in an impairment write-down. The impairment write-down would be reflected as expense and could have a material adverse effect on the Company's results of operations during the period in which it recognizes the expense. In the future, the Company may incur impairment charges related to the goodwill and other intangible assets already recorded or arising out of future acquisitions.

***The Company relies on its information technology systems to manage many aspects of its business, and any failure of these systems to function properly or any interruption in their operation could result in a material adverse effect on the Company's business, financial condition, and results of operations.***

The Company depends on the accuracy, reliability, and proper functioning of its information technology systems. The Company relies on these information technology systems to effectively manage many aspects of its business, including underwriting, policy acquisition, claims processing and handling, accounting, reserving and actuarial processes and policies, and to maintain its policyholder data. The Company is developing and deploying new information technology systems that are designed to manage many of these functions across all of the states in which it operates and all of the lines of insurance it offers. See "Overview—Technology" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." The failure of hardware or software that supports the Company's information technology systems, the loss of data contained in the systems, or any delay or failure in the full deployment of the Company's new information technology systems could disrupt its business and could result in decreased premiums, increased overhead costs, and inaccurate reporting, all of which could have a material adverse effect on the Company's business, financial condition, and results of operations.

In addition, despite system redundancy, the implementation of security measures, and the existence of a disaster recovery plan for the Company's information technology systems, these systems are vulnerable to damage or interruption from:

- earthquake, fire, flood and other natural disasters;
- terrorist attacks and attacks by computer viruses or hackers;
- power loss;
- unauthorized access; and
- computer systems, Internet, telecommunications or data network failure.

It is possible that a system failure, accident, or security breach could result in a material disruption to the Company's business. In addition, substantial costs may be incurred to remedy the damages caused by these disruptions. Following implementation of its new information technology systems, the Company may from time to time install new or upgraded business management systems. To the extent that a critical system fails or is not properly implemented and the failure cannot be corrected in a timely manner, the Company may experience disruptions to the business that could have a material adverse effect on the Company's results of operations.

***Changes in accounting standards issued by the Financial Accounting Standards Board ("FASB") or other standard-setting bodies may adversely affect the Company's consolidated financial statements.***

The Company's consolidated financial statements are subject to the application of GAAP, which is periodically revised and/or expanded. Accordingly, the Company is required to adopt new or revised accounting standards from time to time issued by recognized authoritative bodies, including the FASB. It is possible that future changes the Company is required to adopt could change the current accounting treatment that the Company applies to its consolidated financial statements and that such changes could have a material adverse effect on the Company's financial condition and results of operations. See Note 1 of Notes to Consolidated Financial Statements.

***The Company may be required to adopt International Financial Reporting Standards ("IFRS"). The ultimate adoption of such standards could negatively impact its financial condition or results of operations.***

Although not yet required, the Company could be required to adopt IFRS, which differs from GAAP, for the Company's accounting and reporting standards. The ultimate implementation and adoption of new standards could favorably or unfavorably impact the Company's financial condition or results of operations.

***The Company's disclosure controls and procedures may not prevent or detect acts of fraud.***

The Company's disclosure controls and procedures are designed to reasonably assure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act is accumulated and communicated to management and is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, the Company cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and the Company cannot assure that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

***Failure to maintain an effective system of internal control over financial reporting may have an adverse effect on the Company's stock price.***

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the SEC require the Company to include in its Form 10-K a report by its management regarding the effectiveness of the Company's internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of the Company's internal control over financial reporting as of the end of its fiscal year, including a statement as to whether or not the Company's internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in the Company's internal control over financial reporting identified by management. Areas of the Company's internal control over financial reporting may require improvement from time to time. If management is unable to assert that the Company's internal control over financial reporting is effective now or in any future period, or if the Company's independent auditors are unable to express an opinion on the effectiveness of those internal controls, investors may lose confidence in the accuracy and completeness of the Company's financial reports, which could have an adverse effect on its stock price.

***The ability of the Company to attract, develop and retain talented employees, managers and executives, and to maintain appropriate staffing levels, is critical to the Company's success.***

As the Company expands its operations, it hires and trains new employees and retains current employees to handle the resulting increase in new inquiries, policies, customers, and claims. The failure to successfully hire and retain a sufficient number of skilled employees could result in the Company having to slow the growth of its business. In addition, the failure of adequate staffing of claims and underwriting departments could result in decreased quality of the Company's operations.

The Company's success also depends upon the continued contributions of its executive officers, both individually and as a group. The Company's future performance will be substantially dependent on its ability to retain and motivate its management team. The loss of the services of any of the Company's executive officers could prevent the Company from successfully implementing its business strategy, which could have a material adverse effect on the Company's business, financial condition, and results of operations.

***Continuing negative economic conditions may negatively affect the Company's business and operating results.***

Continuing negative economic conditions could adversely affect the Company in the form of consumer behavior and pressure on its investment portfolio. Consumer behavior could include policy cancellations, modifications, or non-renewals, which may reduce cash flows from operations and investments, may harm the Company's financial position, and may reduce the Insurance Companies' statutory surplus. Challenging economic conditions also may impair the ability of the Company's customers to pay premiums as they fall due, and as a result, the Company's bad debt reserves and write-offs could increase. It is also possible that claims fraud may increase. The Company's investment portfolios could be adversely affected as a result of deteriorating financial and business conditions affecting the issuers of the securities in the Company's investment portfolio. In addition, declines in the Company's profitability could result in a charge to earnings for the impairment of goodwill, which would not affect the Company's cash flow but could decrease its earnings, and its stock price could be adversely affected.

Many economists believe that the severe economic recession is over but they expect the recovery to be slow with many businesses feeling the effects of the downturn for years to come. The Company is unable to predict the duration and severity of the current disruption in the financial markets in the United States, and in California, where the majority of the Company's business is produced. If economic conditions continue to deteriorate or do not show significant improvement, the adverse impact on the Company's results of operations, financial condition, and cash flows may continue.

***The presence of defective Chinese-made drywall in homes subject to our homeowner policies may lead to additional losses and expenses.***

Some homeowners in southern Florida have experienced unpleasant odors and unusual air-conditioning problems, which have been linked to the use of defective Chinese-made drywall. It is difficult to accurately estimate any covered losses that may develop as a result of these problems. However, if and to the extent the scope of the Chinese-made drywall problems proves to be significant, the Company could incur costs or liabilities related to this issue that could have a material adverse effect on its results of operations, financial condition, and cash flows.

**Risks Related to the Company's Industry**

***The private passenger automobile insurance industry is highly competitive, and the Company may not be able to compete effectively against larger, better-capitalized companies.***

The Company competes with many property and casualty insurance companies selling private passenger automobile insurance in the states in which the Company operates. Many of these competitors are better capitalized than the Company and have higher A.M. Best ratings. The superior capitalization of the competitors may enable them to offer lower rates, to withstand larger losses, and to more effectively take advantage of new marketing opportunities. The Company's competition may also become increasingly better capitalized in the future as the traditional barriers between insurance companies and banks and other financial institutions erode and as the property and casualty industry continues to consolidate. The Company's ability to compete against these larger, better-capitalized competitors depends on its ability to deliver superior service and its strong relationships with independent agents.

The Company may undertake strategic marketing and operating initiatives to improve its competitive position and drive growth. If the Company is unable to successfully implement new strategic initiatives or if the

Company's marketing campaigns do not attract new customers, the Company's competitive position may be harmed, which could adversely affect the Company's business and results of operations. Additionally, in the event of a failure of any competitor, the Company and other insurance companies would likely be required by state law to absorb the losses of the failed insurer and would be faced with an unexpected surge in new business from the failed insurer's former policyholders.

***The Company may be adversely affected by changes in the private passenger automobile insurance industry.***

Approximately 83.2% of the Company's direct written premiums for the year ended December 31, 2009 were generated from private passenger automobile insurance policies. Adverse developments in the market for personal automobile insurance or the personal automobile insurance industry in general, whether related to changes in competition, pricing or regulations, could cause the Company's results of operations to suffer. The property-casualty insurance industry is also exposed to the risks of severe weather conditions, such as rainstorms, snowstorms, hail and ice storms, hurricanes, tornadoes, wild fires, sinkholes, earthquakes and, to a lesser degree, explosions, terrorist attacks and riots. The automobile insurance business is also affected by cost trends that impact profitability. Factors which negatively affect cost trends include inflation in automobile repair costs, automobile parts costs, used car prices, and medical care.

***The insurance industry is subject to extensive regulation, which may affect the Company's ability to execute its business plan and grow its business.***

The Company is subject to comprehensive regulation and supervision by government agencies in each of the states in which its insurance subsidiaries are domiciled, as well as in the states where its insurance subsidiaries sell insurance products, issue policies, and handle claims. Some states impose restrictions or require prior regulatory approval of specific corporate actions, which may adversely affect the Company's ability to operate, innovate, obtain necessary rate adjustments in a timely manner or grow its business profitably. These regulations provide safeguards for policyholders and are not intended to protect the interests of shareholders. The Company's ability to comply with these laws and regulations, and to obtain necessary regulatory action in a timely manner, is and will continue to be, critical to its success. Some of these regulations include:

*Required Licensing.* The Company operates under licenses issued by the DOI in the states in which the Company sells insurance. If a regulatory authority denies or delays granting a new license, the Company's ability to enter that market quickly or offer new insurance products in that market may be substantially impaired. Also, if the DOI in any state in which the Company currently operates suspends, non-renews, or revokes an existing license, the Company would not be able to offer affected products in the state.

*Transactions Between Insurance Companies and Their Affiliates.* Transactions between the Insurance Companies and their affiliates (including the Company) generally must be disclosed to state regulators, and prior approval of the applicable regulator is required before any material or extraordinary transaction may be consummated. State regulators may refuse to approve or delay approval of some transactions, which may adversely affect the Company's ability to innovate or operate efficiently.

*Regulation of Insurance Rates and Approval of Policy Forms.* The insurance laws of most states in which the Company conducts business require insurance companies to file insurance rate schedules and insurance policy forms for review and approval. If, as permitted in some states, the Company begins using new rates before they are approved, it may be required to issue refunds or credits to the Company's policyholders if the new rates are ultimately deemed excessive or unfair and disapproved by the applicable state regulator. Accordingly, the Company's ability to respond to market developments or increased costs in that state can be adversely affected.

*Restrictions on Cancellation, Non-Renewal or Withdrawal.* Most of the states in which the Company operates have laws and regulations that limit its ability to exit a market. For example, these states may limit a private passenger auto insurer's ability to cancel and non-renew policies or they may prohibit the Company from withdrawing one or more lines of insurance business from the state unless prior approval is received from the state insurance department. In some states, these regulations extend to significant reductions in the amount of insurance written, not just to a complete withdrawal. Laws and regulations that limit the Company's ability to cancel and non-renew policies in some states or locations and that subject withdrawal plans to prior approval requirements may restrict the Company's ability to exit unprofitable markets, which may harm its business and results of operations.

*Other Regulations.* The Company must also comply with regulations involving, among other matters:

- the use of non-public consumer information and related privacy issues;
- the use of credit history in underwriting and rating;
- limitations on the ability to charge policy fees;
- limitations on types and amounts of investments;
- the payment of dividends;
- the acquisition or disposition of an insurance company or of any company controlling an insurance company;
- involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, assessments and other governmental charges;
- reporting with respect to financial condition;
- periodic financial and market conduct examinations performed by state insurance department examiners; and
- the other regulations discussed in this Annual Report on Form 10-K.

The failure to comply with these laws and regulations may also result in actions by regulators, fines and penalties, and in extreme cases, revocation of the Company's ability to do business in that jurisdiction. In addition, the Company may face individual and class action lawsuits by insured and other parties for alleged violations of certain of these laws or regulations.

In addition, from time to time, the Company may support or oppose legislation or other amendments to insurance regulations in California or other states in which it operates. Consequently, the Company may receive negative publicity related to its support or opposition of legislative or regulatory changes that may have a material adverse effect on the Company's financial condition and results of operations. Currently, the Company is supporting the CCAIDA. See "Item 1. Business—Regulation—Department of Insurance Oversight" for further details.

***Regulation may become more extensive in the future, which may adversely affect the Company's business and results of operations.***

No assurance can be given that states will not make existing insurance-related laws and regulations more restrictive in the future or enact new restrictive laws. New or more restrictive regulation in any state in which the Company conducts business could make it more expensive for it to continue to conduct business in these states, restrict the premiums the Company is able to charge or otherwise change the way the Company does business. In such events, the Company may seek to reduce its writings in or to withdraw entirely from these states. In addition, from time to time, the United States Congress and certain federal agencies investigate the current condition of the insurance industry to determine whether federal regulation is necessary. The Company cannot predict whether and to what extent new laws and regulations that would affect its business will be adopted, the timing of any such adoption and what effects, if any, they may have on the Company's results of operations, profitability, and financial condition.

***Assessments and other surcharges for guaranty funds, second-injury funds, catastrophe funds and other mandatory pooling arrangements may reduce the Company's profitability.***

Virtually all states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insured parties as the result of impaired or insolvent insurance companies. Many states also have laws that established second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various states, the insurance subsidiaries must participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the Company's profitability in any given period or limit its ability to grow its business.

***The insurance industry faces risks related to litigation, which, if resolved unfavorably, could result in substantial penalties and/or monetary damages, including punitive damages. In addition, insurance companies incur material expenses in the defense of litigation and their results of operations or financial condition could be adversely affected if they fail to accurately project litigation expenses.***

Insurance companies are subject to a variety of legal actions including employee benefit claims, wage and hour claims, breach of contract actions, tort claims, and fraud and misrepresentation claims. In addition, insurance companies incur and likely will continue to incur potential liability for claims related to the insurance industry in general and the Company's business in particular, such as claims by policyholders alleging failure to pay for, termination or non-renewal of coverage, sales practices, claims related to reinsurance matters, and other matters. Such actions can also include allegations of fraud, misrepresentation, and unfair or improper business practices and can include claims for punitive damages.

Recent court decisions and legislative activity may increase exposures for any of the types of claims insurance companies face. There is a risk that insurance companies could incur substantial legal fees and expenses, including discovery expenses, in any of the actions companies defend in excess of amounts budgeted for defense.

The Company and its insurance subsidiaries are named as defendants in a number of lawsuits. These lawsuits are described more fully at "Overview—B. Regulatory and Legal Matters" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 17 of Notes to Consolidated Financial Statements. Litigation, by its very nature, is unpredictable and the outcome of these cases is uncertain. The precise nature of the relief that may be sought or granted in any lawsuits is uncertain and may negatively impact the manner in which the Company conducts its business and results of operations, which could materially increase the Company's legal expenses. In addition, potential litigation involving new claim, coverage, and business practice issues could adversely affect the Company's business by changing the way policies are priced, extending coverage beyond its underwriting intent, or increasing the size of claims.

***Loss or significant restriction of the use of credit scoring in the pricing and underwriting of personal lines products could reduce the Company's future profitability.***

The Company uses credit scoring as a factor in pricing decisions where allowed by state law. Some consumer groups and regulators have questioned whether the use of credit scoring unfairly discriminates against some groups of people and are calling for the prohibition or restriction on the use of credit scoring in underwriting and pricing. Laws or regulations that significantly curtail the use of credit scoring, if enacted in a large number of states, could impact the Company's future results of operations.

### Risks Related to the Company's Stock

***The Company is controlled by small number of shareholders who will be able to exert significant influence over matters requiring shareholder approval, including change of control transactions.***

George Joseph and Gloria Joseph collectively own more than 50% of the Company's common stock. Accordingly, George Joseph and Gloria Joseph have the ability to exert significant influence on the actions the Company may take in the future, including change of control transactions. This concentration of ownership may conflict with the interests of the Company's other shareholders and the holders of its debt securities.

***Future sales of common stock may affect the market price of the Company's common stock and the future exercise of options and warrants will result in dilution to the Company's shareholders.***

The Company may raise capital in the future through the issuance and sale of shares of its common stock. The Company cannot predict what effect, if any, such future sales will have on the market price of its common stock. Sales of substantial amounts of its common stock in the public market could adversely affect the market price of the Company's outstanding common stock, and may make it more difficult for shareholders to sell common stock at a time and price that the shareholder deems appropriate. In addition, the Company has issued options to purchase shares of its common stock. In the event that any options to purchase common stock are exercised, shareholders will suffer dilution in their investment.

***Applicable insurance laws may make it difficult to effect a change of control of the Company or the sale of any of its insurance subsidiaries.***

Before a person can acquire control of a U.S. insurance company or any holding company of a U.S. insurance company, prior written approval must be obtained from the DOI of the state where the insurer is domiciled. Prior to granting approval of an application to acquire control of the insurer or holding company, the state DOI will consider a number of factors relating to the acquirer and the transaction. These laws and regulations may discourage potential acquisition proposals and may delay, deter or prevent a change of control of the Company or the sale by the Company of any of its insurance subsidiaries, including transactions that some or all of the Company's shareholders might consider to be desirable.

***Although the Company has consistently paid cash dividends in the past, it may not be able to pay cash dividends in the future.***

The Company has paid cash dividends on a consistent basis since the public offering of its common stock in November 1985. However, future cash dividends will depend upon a variety of factors, including the Company's profitability, financial condition, capital needs, future prospects and other factors deemed relevant by the Board of Directors. The Company's ability to pay dividends may also be limited by the ability of the Insurance Companies to make distributions to the Company, which may be restricted by financial, regulatory or tax constraints, and by the terms of the Company's debt instruments. In addition, there can be no assurance that the Company will continue to pay dividends even if the necessary financial and regulatory conditions are met and if sufficient cash is available for distribution.

## Item 1B. Unresolved Staff Comments

None.

## Item 2. Properties

The Company owns the following buildings which are mostly occupied by the Company's employees. The space not occupied by the Company is leased to independent third party tenants. In addition, the Company owns a 4.2 acre parcel of land in Brea, California for future expansion. The Company leases all of its other office space for operations. Office location is not crucial to the Company's operations, and the Company anticipates no difficulty in extending these leases or obtaining comparable office space. The Company's properties are well maintained, adequately meet its needs and are being utilized for their intended purposes.

| Location | Purpose | Size in square feet | Percent occupied by the Company at December 31, 2009 |
|---|---|---|---|
| Brea, CA | Home office and I.T. facilities (2 buildings) | 236,000 | 100% |
| Folsom, CA | Administrative and Data Center | 88,000 | 100% |
| Los Angeles, CA | Executive offices | 41,000 | 95% |
| Rancho Cucamonga, CA | Administrative | 127,000 | 100% |
| St. Petersburg, FL | Administrative | 157,000 | 79% |
| Oklahoma, OK | Administrative | 100,000 | 87% |

### Item 3. Legal Proceedings

The Company is, from time to time, named as a defendant in various lawsuits incidental to its insurance business. In most of these actions, plaintiffs assert claims for punitive damages, which are not insurable under judicial decisions. The Company has established reserves for lawsuits in cases where the Company is able to estimate its potential exposure and it is probable that the court will rule against the Company. Additionally, from time to time, regulators may take actions to challenge the Company's business practices. The Company vigorously defends actions against it, unless a reasonable settlement appears appropriate. An unfavorable ruling against the Company in the actions currently pending may have a material impact on the Company's results of operations in the period of such ruling, however, it is not expected to be material to the Company's financial condition. For a detailed description of the pending lawsuits, see "Overview—B. Regulatory and Legal Matters" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 17 of Notes to Consolidated Financial Statements, which is incorporated herein by reference.

There are no environmental proceedings arising under federal, state, or local laws or regulations to be discussed.

### Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders of the Company, either through solicitation of proxies or otherwise, during the fourth quarter of the year ended December 31, 2009.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

**Market Information**

The following table sets forth the high and low sales price per share on the New York Stock Exchange (symbol: MCY) since January 1, 2008.

| 2009 | High | Low |
|---|---|---|
| 1st Quarter | $46.09 | $22.45 |
| 2nd Quarter | $35.74 | $28.90 |
| 3rd Quarter | $37.82 | $31.00 |
| 4th Quarter | $40.12 | $35.43 |
| **2008** | **High** | **Low** |
| 1st Quarter | $50.06 | $42.28 |
| 2nd Quarter | $52.64 | $44.42 |
| 3rd Quarter | $62.00 | $43.66 |
| 4th Quarter | $56.47 | $36.11 |

The closing price of the Company's common stock on February 10, 2010 was $38.12.

**Holders**

As of February 10, 2010, there were approximately 155 holders of record of the Company's common stock.

**Dividends**

Since the public offering of its common stock in November 1985, the Company has paid regular quarterly dividends on its common stock. During 2009 and 2008, the Company paid dividends on its common stock of $2.33 and $2.32 per share, respectively. On February 5, 2010, the Board of Directors declared a $0.59 quarterly dividend payable on March 31, 2010 to shareholders of record on March 16, 2010.

For financial statement purposes, the Company records dividends on the declaration date. The Company expects to continue the payment of quarterly dividends; however, the continued payment and amount of cash dividends will depend upon the Company's operating results, overall financial condition, capital requirements, and general business conditions.

***Holding Company Act***

The California Companies are subject to California DOI regulation pursuant to the provisions of the Holding Company Act. The Holding Company Act requires disclosure of any material transactions among affiliates within a Holding Company System. Certain transactions and dividends defined to be of an "extraordinary" type may not be affected if the California DOI disapproves the transaction within 30 days after notice. An extraordinary dividend is a dividend which, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of 10% of the insurance company's statutory policyholders' surplus as of the preceding December 31 or the insurance company's statutory net income for the preceding calendar year. An insurance company is also required to notify the California DOI of any dividend after declaration, but prior to payment. There are similar limitations imposed by other states on the Insurance Companies' ability to pay dividends. As of December 31, 2009, the Insurance Companies are permitted to pay, without extraordinary DOI approval, $153.3 million in dividends, of which $130.8 million is payable from the California Companies.

For a discussion of certain restrictions on the payment of dividends to Mercury General by some of its insurance subsidiaries, see Note 12 of Notes to Consolidated Financial Statements.

**Performance Graph**

The following graph compares the cumulative total shareholder returns on the Company's Common Stock (MCY) with the cumulative total returns on the Standard and Poor's 500 Composite Stock Price Index ("S&P 500 Index") and the Company's industry peer group over the last five years. The graph assumes that $100 was invested on December 31, 2004 in each of the Company's Common Stock, the S&P 500 Index and the industry peer group and the reinvestment of all dividends.

**Comparative Five-Year Cumulative Total Returns**
**Stock Price Plus Reinvested Dividends**



$150
$140
$130
$120
$110
$100
$90
$80
2004
2005
2006
2007
2008
2009
Mercury General
Industry Peer Group
S&P 500 Index


| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|
| Mercury General | $100.00 | $100.13 | $ 94.00 | $ 92.34 | $ 89.49 | 81.72 |
| Industry Peer Group | 100.00 | 109.96 | 129.97 | 140.37 | 100.22 | 105.40 |
| S&P 500 Index | 100.00 | 104.91 | 121.48 | 128.16 | 80.74 | 102.11 |

The industry peer group consists of Ace Limited, Alleghany Corporation, Allstate Corporation, American Financial Group, Berkshire Hathaway, Chubb Corporation, Cincinnati Financial Corporation, CNA Financial Corporation, Erie Indemnity Company, Hanover Insurance Group, HCC Insurance Holdings, Markel Corporation, Old Republic International, PMI Group, Inc., Progressive Corporation, RLI Corporation, Selective Insurance Group, Travelers Companies, Inc., W.R. Berkley Corporation and XL Capital, Ltd.

**Recent Sales of Unregistered Securities**

None.

**Share Repurchases**

The Company has had a stock repurchase program since 1998. The Company's Board of Directors authorized a $200 million stock repurchase program on July 31, 2009, and the authorization will expire in June

2010. The Company may repurchase shares of its common stock under the program in open market transactions at the discretion of management. The Company will use dividends received from the Insurance Companies to fund the share repurchases. Since the inception of the program, the Company has purchased 1,266,100 shares of common stock at an average price of $31.36. The purchased shares were retired, and no stock has been purchased since 2000.

## Item 6. Selected Financial Data

The following selected financial and operating data are derived from the Company's audited consolidated financial statements. The selected financial and operating data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto contained elsewhere in this Annual Report on Form 10-K.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (Amounts in thousands, except per share data) | | | | |
| **Income Data:** | | | | | |
| Earned premiums | $2,625,133 | $2,808,839 | $2,993,877 | $2,997,023 | $2,847,733 |
| Net investment income | 144,949 | 151,280 | 158,911 | 151,099 | 122,582 |
| Net realized investment gains (losses) | 346,444 | (550,520) | 20,808 | 15,436 | 16,160 |
| Other | 4,967 | 4,597 | 5,154 | 5,185 | 5,438 |
| Total revenues | 3,121,493 | 2,414,196 | 3,178,750 | 3,168,743 | 2,991,913 |
| Losses and loss adjustment expenses | 1,782,233 | 2,060,409 | 2,036,644 | 2,021,646 | 1,862,936 |
| Policy acquisition costs | 543,307 | 624,854 | 659,671 | 648,945 | 618,915 |
| Other operating expenses | 217,683 | 174,828 | 158,810 | 176,563 | 150,201 |
| Interest | 6,729 | 4,966 | 8,589 | 9,180 | 7,222 |
| Total expenses | 2,549,952 | 2,865,057 | 2,863,714 | 2,856,334 | 2,639,274 |
| Income (loss) before income taxes | 571,541 | (450,861) | 315,036 | 312,409 | 352,639 |
| Income tax expense (benefit) | 168,469 | (208,742) | 77,204 | 97,592 | 99,380 |
| Net income (loss) | $ 403,072 | $ (242,119) | $ 237,832 | $ 214,817 | $ 253,259 |
| **Per Share Data:** | | | | | |
| Basic earnings per share | $ 7.36 | $ (4.42) | $ 4.35 | $ 3.93 | $ 4.64 |
| Diluted earnings per share | $ 7.32 | $ (4.42) | $ 4.34 | $ 3.92 | $ 4.63 |
| Dividends paid | $ 2.33 | $ 2.32 | $ 2.08 | $ 1.92 | $ 1.72 |

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (Amounts in thousands, except per share data) | | | | |
| **Balance Sheet Data:** | | | | | |
| Total investments | $3,146,857 | $2,933,820 | $3,588,675 | $3,499,738 | $3,242,712 |
| Total assets | 4,232,633 | 3,950,195 | 4,414,496 | 4,301,062 | 4,050,868 |
| Losses and loss adjustment expenses | 1,053,334 | 1,133,508 | 1,103,915 | 1,088,822 | 1,022,603 |
| Unearned premiums | 844,540 | 879,651 | 938,370 | 950,344 | 902,567 |
| Notes payable | 271,397 | 158,625 | 138,562 | 141,554 | 143,540 |
| Shareholders' equity | 1,770,946 | 1,494,051 | 1,861,998 | 1,724,130 | 1,607,837 |
| Book value per share | 32.33 | 27.28 | 34.02 | 31.54 | 29.44 |

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

***Cautionary Statements***

Certain statements in this Annual Report on Form 10-K or in other materials the Company has filed or will file with the SEC (as well as information included in oral statements or other written statements made or to be made by the Company) contain or may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may address, among other things, the Company's strategy for growth, business development, regulatory approvals, market position, expenditures, financial results, and reserves. Forward-looking statements are not guarantees of performance and are subject to important factors and events that could cause the Company's actual business, prospects and results of operations to differ materially from the historical information contained in this Form 10-K and from those that may be expressed or implied by the forward-looking statements contained in this Form 10-K and in other reports or public statements made by the Company.

Factors that could cause or contribute to such differences include, among others: the competition currently existing in the California automobile insurance markets; the cyclical and general competitive nature of the property and casualty insurance industry and general uncertainties regarding loss reserve or other estimates, the accuracy and adequacy of the Company's pricing methodologies; the achievement of the synergies and revenue growth from the acquisition of AIS; the Company's success in managing its business in states outside of California; the impact of potential third party "bad-faith" legislation, changes in laws or regulations, tax position challenges by the California Franchise Tax Board ("FTB"), and decisions of courts, regulators and governmental bodies, particularly in California; the Company's ability to obtain and the timing of the approval of premium rate changes for insurance policies issued in states where the Company operates; the investment yields the Company is able to obtain with its investments in comparison to recent yields and the general market risk associated with the Company's investment portfolio; uncertainties related to assumptions and projections generally, inflation and changes in economic conditions; changes in driving patterns and loss trends; acts of war and terrorist activities; court decisions, trends in litigation, and health care and auto repair costs; adverse weather conditions or natural disasters in the markets served by the Company; the stability of the Company's information technology systems and the ability of the Company to execute on its information technology initiatives; the Company's ability to realize current deferred tax assets or to hold certain securities with current loss positions to recovery or maturity; and other uncertainties, all of which are difficult to predict and many of which are beyond the Company's control. GAAP prescribes when a Company may reserve for particular risks including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for a major contingency. Reported results may therefore appear to be volatile in certain periods.

From time to time, forward-looking statements are also included in the Company's quarterly reports on Form 10-Q and current reports on Form 8-K, in press releases, in presentations, on its web site, and in other materials released to the public. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events or otherwise. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Form 10-K or, in the case of any document incorporated by reference, any other report filed with the SEC or any other public statement made by us, the date of the document, report or statement. Investors should also understand that it is not possible to predict or identify all factors and should not consider the risks set forth above to be a complete statement of all potential risks and uncertainties. If the expectations or assumptions underlying the Company's forward-looking statements prove inaccurate or if risks or uncertainties arise, actual results could differ materially from those predicted in any forward-looking statements. The factors identified above are believed to be some, but not all, of the important factors that could cause actual events and results to be significantly different from those that may be expressed or implied in any forward-looking statements.

## OVERVIEW

### A. General

The operating results of property and casualty insurance companies are subject to significant quarter-to-quarter and year-to-year fluctuations due to the effect of competition on pricing, the frequency and severity of losses, natural disasters on losses, general economic conditions, the general regulatory environment in those states in which an insurer operates, state regulation of premium rates, changes in fair value of investments, and other factors such as changes in tax laws.

The Company is headquartered in Los Angeles, California and operates primarily as a personal automobile insurer selling policies through a network of independent agents and brokers in thirteen states. The Company also offers homeowners, mechanical breakdown, fire, umbrella, and commercial automobile and property insurance. Private passenger automobile lines of insurance accounted for approximately 83.2% of the $2.6 billion of the Company's direct premiums written in 2009. Approximately 78.6% of the private passenger automobile premiums were written in California. The Company operates primarily in the state of California, the only state in which it operated prior to 1990. The Company has since expanded its operations into the following states: Georgia and Illinois (1990), Oklahoma and Texas (1996), Florida (1998), Virginia and New York (2001), New Jersey (2003), and Arizona, Pennsylvania, Michigan, and Nevada (2004).

The Company expects to continue its growth by expanding into new states in future years with the objective of achieving greater geographic diversification. There are challenges and risks involved in entering each new state, including establishing adequate rates without any operating history in the state, working with a new regulatory regime, hiring and training competent personnel, building adequate systems, and finding qualified agents to represent the Company. The Company does not expect to enter into any new states during 2010.

This section discusses some of the relevant factors that management considers in evaluating the Company's performance, prospects, and risks. It is not all-inclusive and is meant to be read in conjunction with the entirety of management's discussion and analysis, the Company's consolidated financial statements and notes thereto, and all other items contained within this Annual Report on Form 10-K.

#### *2009 Financial Performance Summary*

The Company's net income for the year ended December 31, 2009 increased to $403.1 million or $7.32 per diluted share from a net loss of $(242.1) million, or $(4.42) per diluted share, for the same period in 2008. The Company also generated income from its investment portfolio. Approximately $145 million in pre-tax investment income was generated during 2009 on a portfolio of approximately $3.1 billion at fair value at December 31, 2009, compared to $151 million pre-tax investment income during 2008 on a portfolio of approximately $2.9 billion at fair value at December 31, 2008. Included in net income (loss) are net realized investment gains of $346.4 million in 2009 compared with net realized investment losses of $550.5 million in 2008. Net realized investment gains include gains of $395.5 million in 2009 due to changes in the fair value pursuant to election of the fair value accounting option compared with losses of $525.7 million in 2008.

During 2009, the Company continued its marketing efforts to enhance name recognition and lead generation. The Company believes that its marketing efforts, combined with its ability to maintain relatively low prices and a strong reputation, make the Company very competitive in California and in other states.

The Company believes that it has a thorough underwriting process that gives the Company an advantage over its competitors. The Company views its agent relationships and underwriting process as one of its primary competitive advantages because it allows the Company to charge lower rates yet realize better margins than many competitors.

Effective January 1, 2009, the Company acquired AIS with the expectation that the acquisition would result in various benefits including enhanced revenue and profits, greater market presence and development, and enhancements to the Company's product portfolio and customer base. In 2009, the AIS operations were fully integrated into the Company.

The Company's operating results and growth have allowed it to consistently generate positive cash flow from operations, which was approximately $189 million and $65 million in 2009 and 2008, respectively. Cash flow from operations has been used to pay shareholder dividends and to help support growth.

***Economic and Industry Wide Factors***

- Regulatory Uncertainty—The insurance industry is subject to strict state regulation and oversight and is governed by the laws of each state in which each insurance company operates. State regulators generally have substantial power and authority over insurance companies including, in some states, approving rate changes and rating factors, and establishing minimum capital and surplus requirements. In many states, insurance commissioners may emphasize different agendas or interpret existing regulations differently than previous commissioners. The Company has a successful track record of working with difficult regulations and new insurance commissioners. However, there is no certainty that current or future regulations and the interpretation of those regulations by insurance commissioners and the courts will not have an adverse impact on the Company.

- Cost Uncertainty—Because insurance companies pay claims after premiums are collected, the ultimate cost of an insurance policy is not known until well after the policy revenues are earned. Consequently, significant assumptions are made when establishing insurance rates and loss reserves. While insurance companies use sophisticated models and experienced actuaries to assist in setting rates and establishing loss reserves, there can be no assurance that current rates or current reserve estimates will be adequate. Furthermore, there can be no assurance that insurance regulators will approve rate increases when the Company's actuarial analysis shows that they are needed.

- Market Volatility—In 2008 and early 2009, the prolonged and severe disruptions in the public debt and equity markets, including widening of credit spreads, bankruptcies, and government intervention in a number of large financial institutions, resulted in significant fluctuations in the Company's investment portfolio. While many economists believe that the severe economic recession is over, they expect the recovery to be slow with many businesses feeling the effects of the downturn for years to come. The Company is unable to predict the duration and severity of the current disruption in the financial markets in the United States. As a result, depending on market conditions, the Company may incur substantial additional losses in future periods, which could have a material adverse impact on its results of operations, equity, business and insurer financial strength, and debt ratings.

- Inflation—The largest cost component for automobile insurers is losses, which include medical costs, replacement automobile parts, and labor costs. There can be significant variation in the overall increases in medical cost inflation, and it is often a year or more after the respective fiscal period ends before sufficient claims have closed for the inflation rate to be known with a reasonable degree of certainty. Therefore, it can be difficult to establish reserves and set premium rates, particularly when actual inflation rates may be higher or lower than anticipated.

- Loss Frequency—Another component of overall loss costs is loss frequency, which is the number of claims per risk insured. There has been a long-term trend of declining loss frequency in the personal automobile insurance industry, but the Company is unable to predict the trend of loss frequency in the future.

- Underwriting Cycle and Competition—The property and casualty insurance industry is highly cyclical, with alternating hard and soft market conditions. The Company has historically seen premium growth in excess of 20% during hard markets. Premium growth rates in soft markets have been from slightly positive to negative and were negative 6% in 2009. In management's view, 2004 through 2007 was a period of very profitable results for companies underwriting automobile insurance. Many in the industry have experienced declining profitability since 2007. During 2009, many of the Company's largest competitors have increased rates on both private passenger auto insurance and homeowners insurance. Rate increases generally indicate that the market is hardening.

***Technology***

In 2009, the Company continued the implementation of its internet agency portal, Mercury First, which is now in use in New York, Virginia, and Florida. The Company plans to roll out Mercury First to the remaining states in which it operates with private passenger auto in 2010 and several states with homeowners and commercial auto in 2011. Mercury First is a single entry point for agents providing a broad suite of capabilities. One of its most powerful tools is a Point of Sale (POS) system that allows agents to easily obtain and compare quotes and write new business. Mercury First is also an easy-to-use agency portal that provides a customized work queue for each agency user showing new business leads, underwriting requests and other pertinent customer information in real time. Agents can also assist customers with processing payments, reporting claims or updating their records. The system enables quick access to documents and forms and empowers the agents with several self-service capabilities. Additional POS solutions for commercial auto and homeowners lines are planned to be in use in 2010.

The Company has developed a NextGen computer system to replace its legacy underwriting, billings, claims and commissions systems for private passenger auto. The NextGen system was designed to be a multi-state, multi-line system to enable the Company to enter new states more rapidly, as well as to improve response times to legislative and regulatory changes. The Company has completed the rollout of NextGen for all underwriting, billing, claims, and commission functions supporting the private passenger auto line in seven states (Virginia, New York, Florida, California, Georgia, Illinois, and Texas), and expects that NextGen will be implemented in the remaining states in which the Company operates during 2010 and 2011. During 2009, the Company entered into a pilot program with Guidewire, a commercially available software solution, for the homeowners line of business to replace legacy platforms. Guidewire implementation will begin in 2010.

As part of the Company's commitment to service excellence, the Company launched an initiative in 2008 to improve its call center technologies. The initiative's goal is to enhance telephony infrastructure using Voice over Internet Protocol, centralized call recording, quality monitoring, and workforce management software. The technology has been integrated with the Company's claim processing software and deployed to the centralized customer service call center. The Company also implemented Astonishing Customers Everyday in 2009, a highly streamlined loss application system which enhances the personal auto claims process including automated rental car reservations, repair services, and a new roadside assistance program.

**B. Regulatory and Legal Matters**

The process for implementing rate changes varies by state, with California, Georgia, New York, New Jersey, Pennsylvania and Nevada requiring prior approval from the respective DOI before a rate may be implemented. Illinois, Texas, Virginia, Arizona, and Michigan only require that rates be filed with the DOI, while Oklahoma and Florida have a modified version of prior approval laws. In all states, the insurance code provides that rates must not be excessive, inadequate, or unfairly discriminatory. During 2008, the Company implemented automobile and homeowners insurance rate decreases in California. During 2009, the Company implemented automobile rate increases in four other states and a decrease in one other state.

The California DOI uses rating factor regulations requiring automobile insurance rates to be determined in decreasing order of importance by (1) driving safety record, (2) miles driven per year, (3) years of driving experience, and (4) other factors as determined by the California DOI to have a substantial relationship to the risk of loss and adopted by regulation.

In April 2007, regulations became effective that generally tighten the existing Proposition 103 prior approval ratemaking regime primarily by establishing a maximum allowable rate of return (calculated by adding 6 percent plus the average of short, intermediate, and long-term T-bill rates) and a minimum allowable rate of return of negative 6 percent of surplus. However, the practical impact of these limitations is unclear because the new regulations allow for the California DOI to grant a number of variances based on loss prevention, business mix, service to underserved communities, and other factors. In October 2007, the California DOI invited comments from consumer groups and the insurance industry in an effort to set appropriate standards for granting or denying specific variances and to provide sufficient instruction regarding what information or data to submit when an insurer is applying for a specific variance. The comment period ended on November 16, 2007. The California DOI then published proposed amendments to its regulations and held an informal workshop on them on April 7, 2008. On April 29, 2008, the Commissioner issued a new notice reflecting slight modifications to the proposed regulations and superseding the prior version. The proposed changes, which are subject to interpretation, were approved as emergency regulations by the Office of Administrative Law ("OAL") on May 16, 2008 and became effective as of that date. The Company continues to assess the effect of this regulation on its rate filings.

On July 14, 2006, the California OAL approved proposed regulations by the California DOI that effectively reduce the weight that insurers can place on a person's residence when establishing automobile insurance rates. Insurance companies in California are required to file rating plans with the California DOI that comply with the new regulations. There was a two year phase-in period for insurers to fully implement those plans. The Company made a rate filing in August 2006 that reduced the territorial impact of its rates and requested a small overall rate increase. The California DOI approved the August 2006 filing in January 2008, which went into effect in April 2008. In July 2008, the Company made an additional rate filing to bring its rates into full compliance with the 2006 regulations. The filing has not been approved at this time. The Company cannot predict whether the California DOI will determine that the Company's rates are in full compliance with the new regulations as a result of this filing. In general, the Company expects that the regulations will cause rates for urban drivers to decrease and those for non-urban drivers to increase. These rate changes are likely to increase consumer shopping for insurance which could affect the volume and the retention rates of the Company's business. It is the Company's intention to maintain its competitive position in the marketplace while complying with the 2006 regulations.

In March 2006, the California DOI issued an Amended Notice of Non-Compliance ("NNC") to the NNC originally issued in February 2004 alleging that the Company charged rates in violation of the California Insurance Code, willfully permitted its agents to charge broker fees in violation of California law, and willfully misrepresented the actual price insurance consumers could expect to pay for insurance by the amount of a fee charged by the consumer's insurance broker. Through this action, the California DOI seeks to impose a fine for each policy in which the Company allegedly permitted an agent to charge a broker fee, which the California DOI contends is the use of an unapproved rate, rating plan or rating system. Further, the California DOI seeks to impose a penalty for each and every date on which the Company allegedly used a misleading advertisement alleged in the NNC. Finally, based upon the conduct alleged, the California DOI also contends that the Company acted fraudulently in violation of Section 704(a) of the California Insurance Code, which permits the California Commissioner of Insurance to suspend certificates of authority for a period of one year. The Company filed a Notice of Defense in response to the NNC. The Company does not believe that it has done anything to warrant a monetary penalty from the California DOI. The San Francisco Superior Court, in *Robert Krumme, On Behalf Of The General Public v. Mercury Insurance Company, Mercury Casualty Company, and California Automobile Insurance Company*, denied plaintiff's requests for restitution or any other form of retrospective monetary relief based on the same facts and legal theory. While a hearing before the administrative law judge had been set to start on September 14, 2009, the hearing has been vacated and continued to a future date to be determined. This matter has been the subject of five continuations since the original NNC was issued in 2004.

The Company is not able to determine the impact of any of the regulatory matters described above. It is possible that the impact of some of the changes could adversely affect the Company and its operating results, however, the ultimate outcome is not expected to be material to the Company's financial position.

The Company is also involved in legal proceedings incidental to its insurance business. See Note 17 of Notes to Consolidated Financial Statements—Commitments and Contingencies—Litigation.

## C. Critical Accounting Estimates

### *Reserves*

The preparation of the Company's consolidated financial statements requires judgment and estimates. The most significant is the estimate of loss reserves. Estimating loss reserves is a difficult process as many factors can ultimately affect the final settlement of a claim and, therefore, the reserve that is required. Changes in the regulatory and legal environment, results of litigation, medical costs, the cost of repair materials, and labor rates, among other factors, can all impact ultimate claim costs. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of a claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail liability claims.

The Company calculates a point estimate rather than a range of loss reserve estimates. There is inherent uncertainty with estimates and this is particularly true with estimates for loss reserves. This uncertainty comes from many factors which may include changes in claims reporting and settlement patterns, changes in the regulatory or legal environment, uncertainty over inflation rates and uncertainty for unknown items. The Company does not make specific provisions for these uncertainties, rather it considers them in establishing its reserve by looking at historical patterns and trends and projecting these out to current reserves. The underlying factors and assumptions that serve as the basis for preparing the reserve estimate include paid and incurred loss development factors, expected average costs per claim, inflation trends, expected loss ratios, industry data, and other relevant information.

The Company also engages independent actuarial consultants to review the Company's reserves and to provide the annual actuarial opinions required under state statutory accounting requirements. The Company does not rely on actuarial consultants for GAAP reporting or periodic report disclosure purposes. The Company analyzes loss reserves quarterly primarily using the incurred loss, claim count, average severity, and paid loss development methods described below. The Company also uses the paid loss development method to analyze loss adjustment expenses reserves as part of its reserve analysis. When deciding which method to use in estimating its reserves, the Company evaluates the credibility of each method based on the maturity of the data available and the claims settlement practices for each particular line of business or coverage within a line of business. When establishing the reserve, the Company will generally analyze the results from all of the methods used rather than relying on one method. While these methods are designed to determine the ultimate losses on claims under the Company's policies, there is inherent uncertainty in all actuarial models since they use historical data to project outcomes. The Company believes that the techniques it uses provide a reasonable basis in estimating loss reserves.

- The *incurred loss development method* analyzes historical incurred case loss (case reserves plus paid losses) development to estimate ultimate losses. The Company applies development factors against current case incurred losses by accident period to calculate ultimate expected losses. The Company believes that the incurred loss development method provides a reasonable basis for evaluating ultimate losses, particularly in the Company's larger, more established lines of business which have a long operating history.
- The *claim count development method* analyzes historical claim count development to estimate future incurred claim count development for current claims. The Company applies these development factors against current claim counts by accident period to calculate ultimate expected claim counts.
- The *average severity method* analyzes historical loss payments and/or incurred losses divided by closed claims and/or total claims to calculate an estimated average cost per claim. From this, the expected

ultimate average cost per claim can be estimated. The *average severity method* coupled with the *claim count development method* provide meaningful information regarding inflation and frequency trends that the Company believes is useful in establishing reserves.

- The *paid loss development method* analyzes historical payment patterns to estimate the amount of losses yet to be paid. The Company uses this method for losses and loss adjustment expenses.

The Company analyzes catastrophe losses separately from non-catastrophe losses. For catastrophe losses, the Company determines claim counts based on claims reported and development expectations from previous catastrophes and applies an average expected loss per claim based on reserves established by adjusters and average losses on previous similar catastrophes.

There are many factors that can cause variability between the ultimate expected loss and the actual developed loss. While there are certainly other factors, the Company believes that the following three items tend to create the most variability between expected losses and actual losses.

**(1) Inflation**

For the Company's California automobile lines of business, total reserves are comprised of the following:

- BI reserves—approximately 65%
- Material damage (MD) reserves, including collision and comprehensive property damage—approximately 10%
- Loss adjustment expenses reserves—approximately 25%.

Loss development on MD reserves is generally insignificant because MD claims are generally settled in a shorter period than BI reserves. The majority of the loss adjustment expenses reserves are estimated costs to defend BI claims, which tend to require longer periods of time to settle as compared to MD claims.

BI loss reserves are generally the most difficult to estimate because they take longer to close than other coverages. BI coverage in the Company's policies includes injuries sustained by any person other than the insured, except in the case of uninsured or underinsured motorist BI coverage, which covers damages to the insured for BI caused by uninsured or underinsured motorists. BI payments are primarily for medical costs and general damages.

The following table represents the typical closure patterns of BI claims in the California automobile insurance coverage:

| | % of Total | |
|---|---|---|
| | Claims Closed | Dollars Paid |
| BI claims closed in the accident year reported | 35% to 40% | 15% |
| BI claims closed one year after the accident year reported | 75% to 80% | 60% |
| BI claims closed two years after the accident year reported | 93% to 95% | 85% |
| BI claims closed three years after the accident year reported | 96% to 98% | 96% |

BI claims closed in the accident year reported are generally the smaller and less complex claims that settle for approximately $2,500 to $3,000, on average, whereas the total average settlement, once all claims are closed in a particular accident year, is approximately $7,500 to $9,000. The Company creates incurred and paid loss triangles to estimate ultimate losses utilizing historical payment and reserving patterns and evaluates the results of this analysis against its frequency and severity analysis to establish BI reserves. The Company adjusts development factors to account for inflation trends it sees in loss severity. As a larger proportion of claims from an accident year are settled, there becomes a higher degree of certainty for the reserves established for that accident year. Consequently, there is a decreasing likelihood of reserve development on any particular accident year, as those periods age. At December 31, 2009, the Company believes that the accident years that are most likely to develop are the 2007 through 2009 accident years; however, it is also possible that older accident years could develop as well.

In general, the Company expects that historical claims trends will continue with costs tending to increase, which is generally consistent with historical data, and therefore the Company believes that it is more reasonable to expect inflation than deflation. Many potential factors can affect the BI inflation rate, including: changes in statutes and regulations, change in the number of litigated files, general economic factors, timeliness of claims adjudication, vehicle safety, changes in weather patterns, and gasoline prices; however, the magnitude of such impact on the inflation rate is unknown.

The Company believes that it is reasonably possible that the California automobile BI inflation rate could vary from recorded amounts by as much as 10%, 5%, and 3% for 2009, 2008, and 2007, respectively. For example, at December 31, 2009, the loss severity for the amounts recorded at December 31, 2008 decreased by 8.5%, 3.1% and 0.1% for the 2008, 2007, and 2006 accident years, respectively. Comparatively, at December 31, 2008, the loss severity increased for the amount recorded at December 31, 2007 by 5.6%, 3.7%, and 1.5% for the 2007, 2006, and 2005 accident years, respectively. The following table shows the effects on the 2009, 2008, and 2007 accident year California BI loss reserves based on possible variations in the severity recorded, however, the variation could be more or less than these amounts.

**California Bodily Injury Inflation Reserve Sensitivity Analysis**

| Accident Year | Number of Claims Expected[(a)] | Actual Recorded Severity at 12/31/09 | Implied Inflation Rate Recorded | (A) Pro-forma severity if actual severity is lower by 10% for 2009, 5% for 2008, and 3% for 2007 | (B) Pro-forma severity if actual severity is higher by 10% for 2009, 5% for 2008, and 3% for 2007 | Favorable loss development if actual severity is less than recorded (Column A) | Unfavorable loss development if actual severity is more than recorded (Column B) |
|---|---|---|---|---|---|---|---|
| 2009 .... | 27,192 | $8,938 | 12.7% | $8,044 | $9,832 | $24,310,000 | $(24,310,000) |
| 2008 .... | 30,244 | $7,928 | 3.9% | $7,532 | $8,324 | $11,977,000 | $(11,977,000) |
| 2007 .... | 35,570 | $7,631 | 2.2% | $7,402 | $7,860 | $ 8,146,000 | $ (8,146,000) |
| 2006 .... | N/A | $7,470 | | | | | |
| | | **Total Loss Development—Favorable (Unfavorable)** | | | | **$44,433,000** | **$(44,433,000)** |

(a) The recent downward trend in the total number of claims reported is reflective of declining loss frequencies and a decline in the number of insurance policies issued. The number of claims expected excludes those claims that were closed without any payment.

For the 2009 accident year, the Company experienced increases in the average amounts paid on closed claims and slower claim file closings. This generally indicates that there will be increases in loss severity. As a result, the Company believes that the inflation rate for the 2009 accident year is likely to be higher than the inflation rate for the 2008 accident year. As discussed previously, there are many factors that impact inflation, but their impact on the recent inflation rate is currently unknown.

**(2) Claim Count Development**

The Company generally estimates ultimate claim counts for an accident period based on development of claim counts in prior accident periods. For California automobile BI claims, the Company has experienced that approximately 2% to 10% additional claims will be reported in the year subsequent to an accident year. However, such late reported claims could be more or less than the Company's expectations. Typically, almost every claim is reported within one year following the end of an accident year and at that point the Company has a high degree of certainty as to what the ultimate claim count will be. The following table shows the number of BI claims reported at the end of the accident period and one year later:

**California Bodily Injury Claim Count Development Table**

| Accident year | Number of claims reported at December 31 of each accident year | Number of claims reported at December 31 one year later | Percentage increase in number of claims reported |
|---|---|---|---|
| 2003 | 33,043 | 36,314 | 9.9% |
| 2004 | 35,084 | 37,246 | 6.2% |
| 2005 | 34,845 | 36,802 | 5.6% |
| 2006 | 34,455 | 37,098 | 7.7% |
| 2007 | 33,378 | 35,638 | 6.8% |
| 2008 | 29,647 | 30,229 | 2.0% |

As illustrated in the table above, excluding 2003 and 2008, the range of the percentage increase in number of claims reported has been between approximately 5% and 8%. The number of BI claims increased by 9.9% and 2.0% in 2003 and 2008, respectively, amounts that are somewhat outside the normal range. There are many potential factors that can affect the number of claims reported after a period end. These factors include changes in weather patterns, a change in the number of litigated files, and whether the last day of the year falls on a weekday or a weekend. However, the Company is unable to determine which, if any, of the factors actually impact the number of claims reported and, if so, by what magnitude.

At December 31, 2009, there were 25,684 BI claims reported for the 2009 accident year and the Company estimates that these are expected to ultimately grow by 5.9%. The Company believes that while actual development in recent years has ranged between approximately 2% and 10%, it is reasonable to expect that the range could be as great as between 0% and 12%. Actual development may be more or less than the expected range.

The following table shows the effect on loss development based on different claim count within the broader possible range at December 31, 2009:

**California Bodily Injury Claim Count Reserve Sensitivity Analysis**

| 2009 Accident Year | Claims Reported | Amount Recorded at 12/31/09 at 5.9% Claim Count Development | Total Expected Amount If Claim Count Development is 0% | Total Expected Amount If Claim Count Development is 12% |
|---|---|---|---|---|
| Claim Count | 25,684 | 27,199 | 25,684 | 28,766 |
| Approximate average cost per claim | Not meaningful | $ 8,938 | $ 8,938 | $ 8,938 |
| Total dollars | Not meaningful | $243,100,000 | $229,600,000 | $257,100,000 |
| **Total Loss Development—Favorable (Unfavorable)** | | | **$ 13,500,000** | **$ (14,000,000)** |

### (3) Unexpected Large Losses From Older Accident Periods

Unexpected large losses are generally not provided for in the current reserve because they are not known or expected and tend to be unquantifiable. Once known, the Company establishes a provision for the losses, but it is not possible to provide any meaningful sensitivity analysis as to the potential size of any unexpected losses. These losses can be caused by many factors, including unexpected legal interpretations of coverage, ineffective claims handling, regulation extending claims reporting periods, assumption of unexpected or unknown risks, adverse court decisions as well as many unknown factors.

Unexpected large losses are fairly infrequent but can have a large impact on the Company's losses. To mitigate this specific risk the Company has established claims handling and review procedures. However, it is still possible that these procedures will not prove entirely effective and the Company may have material unexpected large losses in future periods. It is also possible that the Company has not identified and established a sufficient reserve for all of unexpected large losses occurring in the older accident years, even though a comprehensive claims file review was undertaken, or that the Company will experience additional development on these reserves.

### Discussion of loss reserves and prior period loss development at December 31, 2009

At December 31, 2009 and 2008, the Company recorded its point estimate of approximately $1,053 million and $1,134 million, respectively, in losses and loss adjustment expenses liabilities which include approximately $340 and $385 million, respectively, of IBNR loss reserves. IBNR includes estimates, based upon past experience, of ultimate developed costs which may differ from case estimates, unreported claims which occurred on or prior to December 31, 2009 and estimated future payments for reopened claims. Management believes that the liability for losses and loss adjustment expenses is adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date; however, since the provisions are necessarily based upon estimates, the ultimate liability may be more or less than such provisions.

The Company evaluates its reserves quarterly. When management determines that the estimated ultimate claim cost requires a decrease for previously reported accident years, favorable development occurs and a reduction in losses and loss adjustment expenses is reported in the current period. If the estimated ultimate claim cost requires an increase for previously reported accident years, unfavorable development occurs and an increase in losses and loss adjustment expenses is reported in the current period. For 2009, the Company reported favorable development of approximately $58 million on the 2008 and prior accident years' losses and loss adjustment expenses reserves which at December 31, 2008 totaled approximately $1.1 billion. The favorable development in 2009 is largely the result of re-estimates of accident year 2008 and 2007 California BI losses which have experienced both lower average severities and fewer late reported claims (claim count development) than were originally estimated at December 31, 2008. In addition, there was favorable development from a recovery of approximately $5 million related to losses incurred on 2007 wildfires.

### *Premiums*

The Company's insurance premiums are recognized as income ratably over the term of the policies, that is, in proportion to the amount of insurance protection provided. Unearned premiums are carried as a liability on the balance sheet and are computed on a monthly pro-rata basis. The Company evaluates its unearned premiums periodically for premium deficiencies by comparing the sum of expected claim costs, unamortized acquisition costs, and maintenance costs to related unearned premiums, net of investment income. To the extent that any of the Company's lines of business become substantially unprofitable, a premium deficiency reserve may be required. The Company does not expect this to occur on any of its significant lines of business. At December 31, 2009 and 2008, the Company established premium deficiency reserves for New Jersey operations of $0 and $639,000, respectively, after anticipating 4.5% and 4.4% investment income in 2009 and 2008, respectively.

### *Investments*

Beginning January 1, 2008, all of the Company's fixed maturity and equity investments are classified as "trading" and carried at fair value as required when electing the fair value option, with changes in fair value reflected in net realized investment gains or losses in the consolidated statements of operations. Prior to January 1, 2008, the Company's fixed maturity and equity investment portfolios were classified either as "available for sale" or "trading" and carried at fair value, with changes in fair value of available for sale securities reflected in unrealized gains or losses in the consolidated statements of comprehensive income and changes in fair value of trading securities reflected in net realized investment gains or losses in the consolidated statements of operations. The majority of equity holdings, including non-sinking fund preferred stocks, are actively traded on national exchanges or trading markets, and were valued at the last transaction price on the balance sheet date.

### *Fair Value of Financial Instruments*

The financial instruments recorded in the consolidated balance sheets include investments, receivables, interest rate swap agreements, accounts payable, equity contracts, and secured and unsecured notes payable. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Due to their short-term maturity, the carrying value of receivables and accounts payable approximate their fair market values. All investments are carried on the balance sheet at fair value, as disclosed in Note 1 of Notes to Consolidated Financial Statements.

The Company's financial instruments include securities issued by the U.S. government and its agencies, securities issued by state and municipal government and agencies, certain corporate and other debt securities, corporate equity securities, and exchange traded funds. Over 98% of the fair value of the financial instruments held at December 31, 2009 is based on observable market prices, observable market parameters, or is derived from such prices or parameters. The availability of observable market prices and pricing parameters can vary across different financial instruments. Observable market prices and pricing parameters for a financial instrument, or a related financial instrument, are used to derive a price without requiring significant judgment.

Certain financial instruments that the Company holds or acquires may lack observable market prices or market parameters currently or in future periods because they are less actively traded. The fair value of such instruments is determined using techniques appropriate for each particular financial instrument. These techniques may involve some degree of judgment. The price transparency of the particular financial instrument will determine the degree of judgment involved in determining the fair value of the Company's financial instruments. Price transparency is affected by a wide variety of factors, including, for example, the type of financial instrument, whether it is a new financial instrument and not yet established in the marketplace, and the characteristics particular to the transaction. Financial instruments for which actively quoted prices or pricing parameters are available or for which fair value is derived from actively quoted prices or pricing parameters will generally have a higher degree of price transparency. By contrast, financial instruments that are thinly traded or not quoted will generally have diminished price transparency. Even in normally active markets, the price transparency for actively quoted instruments may be reduced for periods of time during periods of market dislocation. Alternatively, in thinly quoted markets, the participation of market makers willing to purchase and sell a financial instrument provides a source of transparency for products that otherwise is not actively quoted. For a further discussion, see Note 3 of Notes to Consolidated Financial Statements.

### *Income Taxes*

At December 31, 2009, the Company's deferred income taxes were in a net asset position materially due to unearned premiums, expense accruals, loss reserve discounting, and deferred tax recognition of capital losses. The Company assesses the likelihood that its deferred tax assets will be realized and, to the extent management does not believe these assets are more likely than not to be realized, a valuation allowance is established.

Management's recoverability assessment of its deferred tax assets which are ordinary in character takes into consideration the Company's strong history of generating ordinary taxable income and a reasonable expectation that it will continue to generate ordinary taxable income in the future. Further, the Company has the capacity to recoup its ordinary deferred tax assets. Finally, the Company has various deferred tax liabilities which represent sources of future ordinary taxable income.

Management's recoverability assessment with regards to its capital deferred tax assets is based on estimates of anticipated capital gains and tax-planning strategies available to generate future taxable capital gains, both of which would contribute to the realization of deferred tax benefits. The Company expects to hold certain quantities of debt securities, which are currently in loss positions, to recovery or maturity. Management believes unrealized losses related to these debt securities, which represent a significant portion of the unrealized loss positions at year-end, are not subject to default risk. Thus, the principal amounts are believed to be fully realizable at maturity. The Company has a long-term horizon for holding these securities, which management believes will allow avoidance of forced sales prior to maturity. The Company also has unrealized gains in its investment portfolio which could be realized through asset dispositions, at management's discretion. Further, the Company has the capability to generate additional realized capital gains by entering into a sale-leaseback transaction using one or more properties of its appreciated real estate holdings. Finally, the Company has an established history of generating capital gain premiums earned through its common stock call option program. Based on the continued existence of the options market, the substantial amount of capital committed to supporting the call option program, and the Company's favorable track record in generating net capital gains from this program in both upward and downward markets, management believes it will be able to generate sufficient amounts of capital gains from this program, if necessary, to recover recorded capital deferred tax assets.

The Company has the capability to implement tax planning strategies as it has a steady history of generating positive cash flow from operations, as well as the reasonable expectation that its cash flow needs can be met in future periods without the forced sale of its investments. This capability will enable management to use its discretion in controlling the timing and amount of realized losses it generates during future periods. By prudent utilization of some or all of these actions, management believes that it has the ability and intent to generate capital gains, and minimize tax losses, in a manner sufficient to avoid losing the benefits of its deferred tax assets. Management will continue to assess the need for a valuation allowance on a quarterly basis. Although realization is not assured, management believes it is more likely than not that the Company's deferred tax assets will be realized.

***Goodwill and Other Intangible Assets***

Goodwill and other intangible assets arise primarily as a result of business acquisitions and consist of the excess of the cost of the acquisitions over the tangible and intangible assets acquired and liabilities assumed and identifiable intangible assets acquired. The Company annually evaluates goodwill for impairment using widely accepted valuation techniques to estimate the fair value of its reporting units. The Company also reviews its goodwill for impairment whenever events or changes in circumstances indicate that it is more likely than not that the carrying amount of goodwill may exceed its implied fair value. As of December 31, 2009, the fair value of the Company's reporting units substantially exceeds their carrying value.

***Contingent Liabilities***

The Company has known, and may have unknown, potential liabilities which include claims, assessments, or lawsuits relating to the Company's business. The Company continually evaluates these potential liabilities and accrues for them or discloses them in the notes to the consolidated financial statements where required. While it is not possible to know with certainty the ultimate outcome of contingent liabilities, an unfavorable result may have a material impact on the Company's quarterly results of operations; however, it is not expected to be material to the Company's financial position. See also "Regulatory and Legal Matters" and Note 17 of Notes to Consolidated Financial Statements.

## RESULTS OF OPERATIONS

### Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

***Revenues***

Net premiums earned and net premiums written in 2009 decreased approximately 6.5% and 5.8%, respectively, from 2008. Net premiums written by the Company's California operations were approximately $2 billion in 2009, a 6.9% decrease from 2008. Net premiums written by the Company's non-California operations were approximately $578 million in 2009, a 1.9% decrease from 2008. The decrease in net premiums written is primarily due to a decrease in the number of policies written and slightly lower average premiums per policy reflecting the continuing soft market conditions.

Net premiums written is a non-GAAP financial measure which represents the premiums charged on policies issued during a fiscal period less any applicable reinsurance. Net premiums written is a statutory measure designed to determine production levels. Net premiums earned, the most directly comparable GAAP measure, represents the portion of net premiums written that is recognized as income in the financial statements for the period presented and earned on a pro-rata basis over the term of the policies. The following is a reconciliation of total net premiums written to net premiums earned:

| | 2009 | 2008 |
|---|---|---|
| | (Amounts in thousands) | |
| Net premiums written | $2,589,972 | $2,750,226 |
| Decrease in unearned premium | 35,161 | 58,613 |
| Net premiums earned | $2,625,133 | $2,808,839 |

***Expenses***

The loss ratio is calculated by dividing losses and loss adjustment expenses by net premiums earned. The loss ratios were 67.9% and 73.3% in 2009 and 2008, respectively. The loss ratio decreased primarily due to favorable development of approximately $58 million in 2009 compared to unfavorable development of approximately $89 million in 2008 coupled with lower loss frequency in 2009. Partially offsetting this are higher loss severities recorded in 2009, as well as lower average premiums earned per policy.

The expense ratio is calculated by dividing the sum of policy acquisition costs plus other operating expenses by net premiums earned. The expense ratio was 29.0% and 28.5% in 2009 and 2008, respectively. The expense ratio slightly increased primarily due to the impact of the amortization of AIS deferred commissions paid prior to the acquisition and severance payments related to a reduction in workforce during 2009, offset by other cost reduction programs. Prior to the acquisition of AIS, the Company deferred the recognition of commissions paid to AIS to match the earnings of the related premiums. Now that AIS is a wholly-owned subsidiary, commissions are no longer paid or deferred, and direct expenses are reflected in the expense ratio. Further, to improve profitability, the Company implemented several cost reduction programs including a salary freeze, a suspension of the employee 401(k) matching program, and a workforce reduction primarily located in California.

The combined ratio is the key measure of underwriting performance traditionally used in the property and casualty insurance industry. A combined ratio under 100% generally reflects profitable underwriting results; and a combined ratio over 100% generally reflects unprofitable underwriting results. The Company's combined ratio was 96.9% and 101.8% in 2009 and 2008, respectively.

The income tax expense (benefit) for 2009 and 2008 was $168.5 million and $(208.7) million, respectively. The increase in expense resulted primarily from changes in the fair value of the investment portfolio.

*Investments*

The following table summarizes the investment results of the Company:

| | 2009 | 2008 |
|---|---|---|
| | (Amounts in thousands) | |
| Average invested assets at cost(1) | $3,196,944 | $3,452,803 |
| Net investment income: | | |
| Before income taxes | $ 144,949 | $ 151,280 |
| After income taxes | $ 130,070 | $ 133,721 |
| Average annual yield on investments: | | |
| Before income taxes | 4.5% | 4.4% |
| After income taxes | 4.1% | 3.9% |
| Net realized investment gains (losses) | $ 346,444 | $ (550,520) |

(1) Fixed maturities and short-term bonds at amortized cost; and equities and other short-term investments at cost.

The slight increase in after-tax yield is due to an increase in tax exempt allocations relative to taxable issues.

Included in net income (loss) are net realized investment gains of $346.4 million in 2009 compared with net realized investment losses of $550.5 million in 2008. Net realized investment gains include gains of $395.5 million in 2009 due to changes in the fair value of total investments pursuant to election of the fair value accounting option compared with losses of $525.7 million in 2008. The gains during 2009 arise from the market value improvements on the Company's fixed maturity ($261.9 million) and equity securities ($133.6 million). The primary cause of the significant gains in the Company's portfolio was the overall improvement in the bond and equity markets. The Company's municipal bond holdings represent the majority of the fixed maturity portfolio, which was positively affected by the overall municipal market improvement during 2009. The Company's large holdings of energy related stocks also experienced growth in value during 2009, in excess of the 23.5% growth in the S&P 500 Index.

*Net Income (Loss)*

Net income (loss) was $403.1 million or $7.32 per diluted share and $(242.1) million or $(4.42) per diluted share in 2009 and 2008, respectively. Diluted per share results were based on a weighted average of 55.1 million shares and 54.9 million shares in 2009 and 2008, respectively. Basic per share results were $7.36 and $(4.42) in 2008 and 2007, respectively. Included in net income (loss) per share were net realized investment gains (losses), net of income taxes, of $4.11 and $(6.54) per basic share, and $4.09 and $(6.54) per diluted share in 2009 and 2008, respectively.

**Year Ended December 31, 2008 Compared to Year Ended December 31, 2007**

*Revenues*

Net premiums earned and net premiums written in 2008 decreased approximately 6.2% and 7.8%, respectively, from 2007. Net premiums written by the Company's California operations were $2.2 billion in 2008, a 6.2% decrease from 2007. Net premiums written by the Company's non-California operations were $589.0 million in 2008, a 13.1% decrease from 2007. The decrease in net premiums written is primarily due to a small decrease in the number of policies written and slightly lower average premiums per policy reflecting the continuing soft market conditions.

Net premiums written is a non-GAAP financial measure which represents the premiums charged on policies issued during a fiscal period less any applicable reinsurance. Net premiums written is a statutory measure used to determine production levels. Net premiums earned, the most directly comparable GAAP measure, represents the portion of net premiums written that is recognized as income in the financial statements for the period presented and earned on a pro-rata basis over the term of the policies. The following is a reconciliation of total net premiums written to net premiums earned:

| | 2008 | 2007 |
|---|---|---|
| | (Amounts in thousands) | |
| Net premiums written | $2,750,226 | $2,982,024 |
| Decrease in unearned premium | 58,613 | 11,853 |
| Net premiums earned | $2,808,839 | $2,993,877 |

### *Expenses*

The loss ratio was 73.3% and 68.0% in 2008 and 2007, respectively. There were unfavorable developments of approximately $89 million and $19 million on prior accident years' loss reserves for 2008 and 2007, respectively. Excluding the effect of prior accident years' loss development, the loss ratios were 70.1% and 67.4% in 2008 and 2007, respectively. The increase in the loss ratio excluding the effect of prior accident years' loss development is primarily due to higher severity in the California automobile lines of business which was partially offset by lower frequency in the same lines.

The expense ratio was 28.5% and 27.4% in 2008 and 2007, respectively. The increase in the expense ratio largely reflects costs such as payroll, benefits, and advertising that have not declined in proportion to the decline in premium volumes; an increase in technology-related expenses; the establishment of the product management function; and approximately $2 million of AIS acquisition-related expenses.

The combined ratio is the key measure of underwriting performance traditionally used in the property and casualty insurance industry. A combined ratio under 100% generally reflects profitable underwriting results; and a combined ratio over 100% generally reflects unprofitable underwriting results. The combined ratio was 101.8% and 95.4% in 2008 and 2007, respectively.

The income tax (benefit) expense for 2008 and 2007 was $(208.7) million and $77.2 million, respectively. The income tax benefit resulted primarily from realized losses in the investment portfolio.

### *Investments*

The following table summarizes the investment results of the Company:

| | 2008 | 2007 |
|---|---|---|
| | (Amounts in thousands) | |
| Average invested assets at cost[(1)] | $3,452,803 | $3,468,399 |
| Net investment income: | | |
| Before income taxes | $ 151,280 | $ 158,911 |
| After income taxes | $ 133,721 | $ 137,777 |
| Average annual yield on investments: | | |
| Before income taxes | 4.4% | 4.6% |
| After income taxes | 3.9% | 4.0% |
| Net realized investment (losses) gains | $ (550,520) | $ 20,808 |

(1) Fixed maturities and short-term bonds at amortized cost; and equities and other short-term investments at cost.

The slight decrease in after-tax yield is due to a decrease in short-term interest rates.

Included in net (loss) income are net realized investment losses of $550.5 million in 2008 compared with net realized investment gains of $20.8 million in 2007. Net realized investment losses of $550.5 million in 2008 include losses of $525.7 million due to changes in the fair value of total investments pursuant to election of the fair value accounting option. These losses, primarily in fixed maturity securities, arise from the market value declines on the Company's holdings during 2008 resulting from ongoing downgrades of municipal bond insurers, widening credit spreads, economic downturn impacting municipalities and the lack of liquidity in the market.

*Net (Loss) Income*

Net (loss) income was $(242.1) million or $(4.42) per diluted share and $237.8 million or $4.34 per diluted share in 2008 and 2007, respectively. Diluted per share results were based on a weighted average of 54.9 million shares and 54.8 million shares in 2008 and 2007, respectively. Basic per share results were $(4.42) and $4.35 in 2008 and 2007, respectively. Included in net income were net realized investment (losses) gains, net of income taxes, of $(6.54) and $0.25 per share (diluted and basic) in 2008 and 2007, respectively.

## LIQUIDITY AND CAPITAL RESOURCES

### A. General

The Company is largely dependent upon dividends received from its insurance subsidiaries to pay debt service costs and to make distributions to its shareholders. Under current insurance law, the Insurance Companies are entitled to pay ordinary dividends of approximately $153.3 million in 2010. Actual ordinary dividends paid from the Insurance Companies to Mercury General during 2009 were $110 million. As of December 31, 2009, Mercury General also had approximately $68 million in investments and cash that could be utilized to satisfy its direct holding company obligations.

The principal sources of funds for the Insurance Companies are premiums, sales and maturity of invested assets, and dividend and interest income from invested assets. The principal uses of funds for the Insurance Companies are the payment of claims and related expenses, operating expenses, dividends to Mercury General, and the purchase of investments.

### B. Cash Flows

The Company has generated positive cash flow from operations for over twenty consecutive years. Because of the Company's long track record of positive operating cash flows, it does not attempt to match the duration and timing of asset maturities with those of liabilities. Rather, the Company manages its portfolio with a view towards maximizing total return with an emphasis on after-tax income. With combined cash and short-term investments of $341.7 million at December 31, 2009, the Company believes its cash flow from operations is adequate to satisfy its liquidity requirements without the forced sale of investments. However, the Company operates in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures. Accordingly, there can be no assurance that the Company's sources of funds will be sufficient to meet its liquidity needs or that the Company will not be required to raise additional funds to meet those needs, including future business expansion, through the sale of equity or debt securities or from credit facilities with lending institutions.

Net cash provided by operating activities in 2009 was $189.0 million, an increase of $124.4 million over 2008. The increase was primarily due to a decrease in losses and loss adjustment expenses paid and tax expenses paid in 2009 compared with 2008. Additionally, the Company had operating cash flows in 2009 generated by AIS after the acquisition. The Company utilized the cash provided from operating activities primarily for the payment of dividends to its shareholders and the purchase and development of information technology. Funds derived from the sale, redemption or maturity of fixed maturity investments of $456.3 million were primarily reinvested by the Company in high grade fixed maturity securities.

The following table shows estimated fair value of fixed maturity securities at December 31, 2009 by contractual maturity in the next five years.

| | Fixed Maturities |
|---|---|
| | (Amounts in thousands) |
| Due in one year or less | $ 21,692 |
| Due after one year through two years | 29,270 |
| Due after two years through three years | 42,266 |
| Due after three years through four years | 109,949 |
| Due after four years through five years | 137,767 |
| | $340,944 |

In addition, see "D. Debt" for cash flow related to the $120 million credit facility for the AIS acquisition.

## C. Invested Assets

### *Portfolio Composition*

An important component of the Company's financial results is the return on its investment portfolio. The Company's investment strategy emphasizes safety of principal and consistent income generation, within a total return framework. The investment strategy has historically focused on maximizing after-tax yield with a primary emphasis on maintaining a well diversified, investment grade, fixed income portfolio to support the underlying liabilities and achieve return on capital and profitable growth. The Company believes that investment yield is maximized by selecting assets that perform favorably on a long-term basis and by disposing of certain assets to enhance after-tax yield and minimize the potential effect of downgrades and defaults. The Company continues to believe that this strategy maintains the optimal investment performance necessary to sustain investment income over time. The Company's portfolio management approach utilizes a recognized market risk and consistent asset allocation strategy as the primary basis for the allocation of interest sensitive, liquid and credit assets as well as for determining overall below investment grade exposure and diversification requirements. Within the ranges set by the asset allocation strategy, tactical investment decisions are made in consideration of prevailing market conditions.

The following table sets forth the composition of the total investment portfolio of the Company at December 31, 2009:

| | Cost[(1)] | Fair Value |
|---|---|---|
| | (Amounts in thousands) | |
| Fixed maturity securities: | | |
| U.S. government bonds and agencies | $ 9,857 | $ 9,980 |
| States, municipalities and political subdivisions | 2,419,859 | 2,441,066 |
| Mortgage-backed securities | 107,127 | 114,408 |
| Corporate securities | 92,398 | 91,634 |
| Collateralized debt obligations | 43,838 | 47,473 |
| | 2,673,079 | 2,704,561 |
| Equity securities: | | |
| Common stock: | | |
| Public utilities | 23,454 | 28,780 |
| Banks, trusts and insurance companies | 14,096 | 13,291 |
| Industrial and other | 256,652 | 230,406 |
| Non-redeemable preferred stock | 14,739 | 13,654 |
| | 308,941 | 286,131 |
| Short-term investments | 156,126 | 156,165 |
| Total investments | $3,138,146 | $3,146,857 |

(1) Fixed maturities and short-term bonds at amortized cost; and equities and other short-term investments at cost.

At December 31, 2009, 77.4% of the Company's total investment portfolio at fair value and 90.0% of its total fixed maturity investments at fair value were invested in tax-exempt state and municipal bonds. Equity holdings consist of perpetual preferred stocks and dividend-bearing common stocks on which dividend income is partially tax-sheltered by the 70% corporate dividend exclusion. At December 31, 2009, 96.1% of short-term investments consisted of highly rated short-duration securities redeemable on a daily or weekly basis. The Company does not have any material direct investment in subprime lenders.

During 2009, the Company recognized approximately $346.4 million in net realized investment gains, which include approximately $255.2 million and $83.5 million related to fixed maturity securities and equity securities, respectively. Included in the gains were $261.9 million and $133.6 million in gains due to changes in the fair value of the Company's fixed maturity portfolio and equity security portfolio, respectively, as a result of electing the fair value option. Partially offsetting these gains were approximately $6.7 million and $50.1 million in losses from the sale of fixed maturity securities and equity securities, respectively.

During 2008, the Company recognized approximately $550.5 million in net realized investment losses, of which, approximately $274 million was related to fixed maturity securities and approximately $254 million was related to equity securities. The losses were primarily due to extreme volatility in the capital markets and a widening of credit spreads beyond historic norms in the third and fourth quarters of 2008. Included in this loss is $531.1 million related to the change in fair value of the total investment portfolio. Losses were approximately $6.4 million and $27.7 million from the sale of fixed maturity securities and equity securities, respectively.

***Fixed Maturity Securities***

Fixed maturity securities include debt securities and redeemable preferred stocks, which may have fixed or variable principal payment schedules, may be held for indefinite periods of time, and may be used as a part of the Company's asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/ reward characteristics, liquidity needs, tax planning considerations or other economic factors. A primary exposure for the fixed maturity securities is interest rate risk. The longer the duration, the more sensitive the asset is to market interest rate fluctuations. As assets with longer maturity dates tend to produce higher current yields, the Company's historical investment philosophy has resulted in a portfolio with a moderate duration. The nominal average maturities of the overall bond portfolio, including short-term bonds, were 12.2 years and 13.9 years at December 31, 2009 and 2008, respectively, which reflect a portfolio heavily weighted in investment grade tax-exempt municipal bonds. Fixed maturity investments purchased by the Company typically have call options attached, which further reduce the duration of the asset as interest rates decline. The call-adjusted average maturities of the overall bond portfolio, including short-term bonds, were approximately 6.8 years and 10.8 years at December 31, 2009 and 2008, respectively, related to holdings which are heavily weighted with high coupon issues that are expected to be called prior to maturity. The modified durations of the overall bond portfolio reflecting anticipated early calls were 5.1 years and 7.2 years, including collateralized mortgage obligations with modified durations of approximately 1.8 years and 1.7 years at December 31, 2009 and 2008, respectively, and short-term bonds that carry no duration. Modified duration measures the length of time it takes, on average, to receive the present value of all the cash flows produced by a bond, including reinvestment of interest. As it measures four factors (maturity, coupon rate, yield and call terms), which determine sensitivity to changes in interest rates; modified duration is considered a better indicator of price volatility than simple maturity alone.

Another exposure related to the fixed maturity securities is credit risk, which is managed by maintaining a weighted-average portfolio credit quality rating of AA-, compared to AA at December 31, 2008, with the decline in rating due primarily to the downgrading of municipal bonds insurer ratings. To calculate the weighted-average credit quality ratings as disclosed throughout this Form 10-K, individual securities were weighted based on fair value and a credit quality numeric score that was assigned to each rating grade. Bond holdings are broadly diversified geographically, within the tax-exempt sector. Holdings in the taxable sector consist principally of investment grade issues. At December 31, 2009, fixed maturity holdings rated below investment grade and non-rated bonds totaled $92.0 million and $109.9 million, respectively, at fair value, and represented approximately

3.4% and 4.1%, respectively, of total fixed maturity securities. At December 31, 2008, fixed maturity holdings, excluding preferred shares, rated below investment grade and non-rated bonds totaled $52.3 million and $27.5 million, respectively at fair value, and represented approximately 2.1% and 1.1%, respectively, of total fixed maturity securities.

The following table presents the credit quality ratings of the Company's fixed maturity portfolio by security type at December 31, 2009 at fair value. Credit quality ratings are based on the average of ratings assigned by nationally recognized securities rating organizations. Credit ratings for the Company's fixed maturity portfolio were down slightly as compared to the prior year, with 69% of fixed maturity securities at fair value experiencing no change in their overall rating. Approximately 26% experienced downgrades during the period, offset by approximately 5% in credit upgrades. The majority of the downgrades were due to continued downgrading of the monoline insurance carried on much of the municipal holdings. The majority of the downgrades was slight and still within the investment grade portfolio, although $27 million, at fair value, was downgraded to below investment grade.

| | December 31, 2009 | | | | | |
|---|---|---|---|---|---|---|
| | AAA | AA[2] | A[2] | BBB[2] | Non-Rated/Other | Total |
| | (Amounts in thousands) | | | | | |
| U.S. government bonds and agencies: | | | | | | |
| Treasuries | $ 6,735 | $ — | $ — | $ — | $ — | $ 6,735 |
| Government Agency | 3,245 | — | — | — | — | 3,245 |
| Total | 9,980 | — | — | — | — | 9,980 |
| | 100.0% | | | | | 100.0% |
| Municipal securities: | | | | | | |
| Insured[1] | 12,672 | 523,471 | 737,302 | 61,693 | 55,519 | 1,390,657 |
| Uninsured | 253,791 | 334,560 | 236,369 | 169,703 | 55,986 | 1,050,409 |
| Total | 266,463 | 858,031 | 973,671 | 231,396 | 111,505 | 2,441,066 |
| | 10.9% | 35.1% | 39.9% | 9.5% | 4.6% | 100.0% |
| Mortgage-backed securities: | | | | | | |
| Agencies | 83,987 | — | — | — | — | 83,987 |
| Non-agencies: | | | | | | |
| Prime | 7,187 | 1,536 | 434 | 548 | 6,755 | 16,460 |
| Alt-A | 1,976 | 3,106 | 5,104 | — | 3,775 | 13,961 |
| Total | 93,150 | 4,642 | 5,538 | 548 | 10,530 | 114,408 |
| | 81.4% | 4.1% | 4.8% | 0.5% | 9.2% | 100.0% |
| Corporate securities: | | | | | | |
| Communications | — | — | — | 6,516 | — | 6,516 |
| Consumer—cyclical | — | — | — | — | 118 | 118 |
| Energy | — | — | — | 6,207 | 9,663 | 15,870 |
| Basic materials | — | — | — | 3,983 | — | 3,983 |
| Financial | 4,567 | 21,971 | 6,647 | 5,744 | 20,829 | 59,758 |
| Utilities | — | — | — | 3,615 | 1,774 | 5,389 |
| Total | 4,567 | 21,971 | 6,647 | 26,065 | 32,384 | 91,634 |
| | 5.0% | 24.0% | 7.3% | 28.4% | 35.3% | 100.0% |
| Collateralized debt obligations: | | | | | | |
| Corporate | — | — | — | — | 47,473 | 47,473 |
| Total | — | — | — | — | 47,473 | 47,473 |
| | | | | | 100.0% | 100.0% |
| Total | $374,160 | $884,644 | $985,856 | $258,009 | $201,892 | $2,704,561 |
| | 13.8% | 32.7% | 36.5% | 9.5% | 7.5% | 100.0% |

(1) Insured municipal bonds based on underlying ratings: AAA: $13,485, AA: $360,891, A: $726,853, BBB: $113,637, Non-rated/Other: $175,792

(2) Intermediate ratings are offered at each level (e.g., AA includes AA+, AA and AA-).

**(1) Municipal Securities**

The Company had approximately $2.4 billion at fair value ($2.4 billion at amortized cost) in municipal bonds at December 31, 2009, with an unrealized gain of $21.2 million. Over half of the municipal bond positions are insured by bond insurers. For insured municipal bonds that have underlying ratings, the average underlying rating was A+ at December 31, 2009.

The following table shows the Company's insured municipal bond portfolio by bond insurer at December 31, 2009 and 2008:

| | December 31, | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| Municipal bond insurer | Rating[(1)] | Fair Value | Rating[(1)] | Fair Value |
| | (Amounts in thousands) | | | |
| NATL-RE (MBIA) | BBB | $ 736,741 | BBB | $ 606,301 |
| AMBAC | CC | 223,262 | BBB | 193,701 |
| FSA | AA | 199,386 | AA | 205,249 |
| XLCA | CC | 46,060 | CCC | 38,393 |
| ASSURED GTY | AA | 42,966 | AA | 16,664 |
| CIFG | CC | 17,262 | B | 16,278 |
| ACA | NR | 14,469 | NR | 13,899 |
| RADIAN | BB | 14,074 | BBB | 15,155 |
| FGIC | NR | 3,885 | CCC | 9,048 |
| Other | NR | 92,553 | NR | 81,283 |
| | | $1,390,658 | | $1,195,971 |

(1) Management's estimate of average of ratings issued by Standard & Poor's, Moody's, and Fitch.

The Company considers the strength of the underlying credit as a buffer against potential market value declines which may result from future rating downgrades of the bond insurers. In addition, the Company has a long-term time horizon for its municipal bond holdings which generally allows it to recover the full principal amounts upon maturity, avoiding forced sales prior to maturity, of bonds that have declined in market value due to the bond insurers' rating downgrades. Based on the uncertainty surrounding the financial condition of these insurers, it is possible that there will be additional downgrades to below investment grade ratings by the rating agencies in the future, and such downgrades could impact the estimated fair value of municipal bonds.

At December 31, 2009 and 2008, municipal securities included auction rate securities. The Company owned $3.3 million and $3.0 million at fair value of auction rate securities at December 31, 2009 and 2008, respectively. Auction rate securities were valued based on a discounted cash flow model with certain inputs that were not observable in the market and are considered Level 3 inputs.

**(2) Mortgage Backed Securities**

The mortgage-backed securities portfolio is categorized as loans to "prime" borrowers except for approximately $14.0 million and $16.3 million ($13.2 million and $20.0 million amortized cost) of Alt-A mortgages at December 31, 2009 and 2008, respectively. Alt-A mortgage backed securities are at fixed or variable rates and include certain securities that are collateralized by residential mortgage loans issued to borrowers with stronger credit profiles than sub-prime borrowers, but do not qualify for prime financing terms due to high loan-to-value ratios or limited supporting documentation. At December 31, 2009, the Company had no holdings in commercial mortgage-backed securities, but had approximately $12.2 million, at fair value, in interest-only mortgage-backed securities. While these interest-only mortgage-backed securities are AAA rated U.S. Government Agency issues, their projected future cash flows can be adversely affected due to increased prepayment activity on the underlying collateral.

The weighted-average rating of the Company's Alt-A mortgage-backed securities is BBB+ and the weighted-average rating of the entire mortgage backed securities portfolio is AA+.

#### (3) Corporate Securities

Included in the fixed maturity securities are $91.6 million and $65.7 million of fixed rate corporate securities, which have durations of 4.7 and 4.2 years, at December 31, 2009 and 2008, respectively. The weighted-average rating is A- for 2009 and A for 2008.

#### (4) Collateralized Debt Obligations

Included in fixed maturities securities are collateralized debt obligations of $47.5 million and $13.1 million, which represent approximately 1.5% and 0.4% of the total investment portfolio and have durations of 2.9 years and 5.8 years, at December 31, 2009, and 2008, respectively.

### *Equity Securities*

Equity holdings consist of non-redeemable preferred stocks and common stocks on which dividend income is partially tax-sheltered by the 70% corporate dividend exclusion. The net gain due to changes in fair value of the Company's equity portfolio was $133.6 million. The primary cause of the significant gains in the Company's equity portfolio was the overall improvement in the equity markets. The Company's large holdings of energy related stocks also experienced growth in value during 2009, in excess of the 23.5% growth in the S&P 500 Index.

The Company's common stock allocation is intended to enhance the return of and provide diversification for the total portfolio. At December 31, 2009, 9.1% of the total investment portfolio at fair value was held in equity securities, compared to 8.4% at December 31, 2008. The following table summarizes the equity security portfolio by sector for 2009 and 2008:

| | December 31, | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| | Cost | Fair Value | Cost | Fair Value |
| | (Amounts in thousands) | | | |
| Equity securities: | | | | |
| Basic materials | $ 13,598 | $ 11,943 | $ 15,355 | $ 5,816 |
| Communications | 7,395 | 7,015 | 12,285 | 8,252 |
| Consumer—cyclical | 9,959 | 9,481 | 17,305 | 9,674 |
| Consumer—non-cyclical | 6,560 | 6,239 | 4,779 | 3,584 |
| Energy | 182,664 | 169,139 | 219,397 | 127,594 |
| Financial | 25,730 | 24,302 | 33,221 | 19,709 |
| Funds | 4,837 | 3,872 | 7,306 | 5,340 |
| Government | — | — | 5,000 | 130 |
| Industrial | 33,213 | 23,858 | 47,810 | 23,946 |
| Technology | 1,488 | 1,461 | 8,978 | 4,157 |
| Utilities | 23,497 | 28,821 | 32,337 | 39,189 |
| | $308,941 | $286,131 | $403,773 | $247,391 |

### *Short-Term Investments*

At December 31, 2009, short-term investments include money market accounts, options, and short-term bonds which are highly rated short duration securities redeemable within one year.

## D. Debt

Effective January 1, 2009, the Company acquired AIS for $120 million. The acquisition was financed by a $120 million credit facility that is secured by municipal bonds held as collateral. The credit facility calls for the collateral requirement to be greater than the loan amount. The collateral requirement is calculated as the fair market value of the municipal bonds held as collateral multiplied by the advance rates, which vary based on the credit quality and duration of the assets held and range between 75% and 100% of the fair value of each bond. The loan matures on January 1, 2012 with interest payable at a floating rate of LIBOR plus 125 basis points. On February 6, 2009, the Company entered into an interest rate swap of its floating LIBOR rate on the loan for a fixed rate of 1.93%, resulting in a total fixed rate of 3.18%. The purpose of the swap is to offset the variability of cash flows resulting from the variable interest rate. The swap is not designated as a hedge and changes in the fair value are adjusted through the consolidated statements of operations in the period of change.

In February 2008, the Company acquired an 88,300 square foot office building in Folsom, California for approximately $18.4 million. The Company financed the transaction through an $18 million bank loan that is secured by municipal securities held as collateral. The loan matures on March 1, 2013 with interest payable quarterly at an annual floating rate of LIBOR plus 50 basis points. On March 3, 2008, the Company entered into an interest rate swap of a floating LIBOR rate on the loan for a fixed rate of 3.75%, resulting in a total fixed rate of 4.25%. The swap agreement terminates on March 1, 2013. The swap is designated as a cash flow hedge wherein the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

On August 7, 2001, the Company completed a public debt offering issuing $125 million of senior notes. The notes are unsecured, senior obligations of the Company with a 7.25% annual coupon payable on August 15 and February 15 each year commencing February 15, 2002. These notes mature on August 15, 2011. The Company used the proceeds from the senior notes to retire amounts payable under existing revolving credit facilities, which were terminated. Effective January 2, 2002, the Company entered into an interest rate swap of a 7.25% fixed rate obligation on the senior notes for a floating rate of LIBOR plus 107 basis points. The swap significantly reduced the interest expense in 2009 and 2008 when the effective interest rate was 1.6% and 3.3%, respectively. However, if the LIBOR interest rate increases in the future, the Company will incur higher interest expense in the future. The swap is designated as a fair value hedge and qualifies for the shortcut method wherein the gain or loss on the derivative, and the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings.

### E. Capital Expenditures

The NextGen software project began in 2002 and the total capital investment is approximately $41 million as of December 31, 2009. The Mercury First software project began in 2006 and the total capital investment is approximately $31 million as of December 31, 2009. Although the majority of the related software development costs have been expended, there will be some Mercury First development and implementation costs in the future. In accordance with applicable accounting standards, capitalization ceases no later than the point at which computer software project development is substantially complete and ready for its intended use. NextGen is currently in the implementation stage with all remaining expenditures recorded as other operating expenses.

### F. Regulatory Capital Requirement

The Insurance Companies must comply with minimum capital requirements under applicable state laws and regulations, and must have adequate reserves for claims. The minimum statutory capital requirements differ by state and are generally based on balances established by statute, a percentage of annualized premiums, a percentage of annualized loss, or RBC requirements. The RBC requirements are based on guidelines established by the NAIC. The RBC formula was designed to capture the widely varying elements of risks undertaken by writers of different lines of insurance having differing risk characteristics, as well as writers of similar lines where differences in risk may be related to corporate structure, investment policies, reinsurance arrangements, and a number of other factors. At December 31, 2009, the Insurance Companies had sufficient capital to exceed the highest level of minimum required capital.

Industry and regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net premiums written to statutory policyholders' surplus should not exceed 3.0 to 1. Based on the combined surplus of all the Insurance Companies of $1,518 million at December 31, 2009, and net premiums written of $2,590 million, the ratio of premium written to surplus was 1.7 to 1.

## OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2009, the Company had no off-balance sheet arrangements as defined under Regulation S-K 303(a)(4) and the instructions thereto.

## CONTRACTUAL OBLIGATIONS

The Company's significant contractual obligations at December 31, 2009 are summarized as follows:

| Contractual Obligations | Total | 2010 | 2011 | 2012 | 2013 | 2014 | Thereafter |
|---|---|---|---|---|---|---|---|
| | | | (Amounts in thousands) | | | | |
| Debt (including interest)[1] | $ 287,752 | $ 13,644 | $135,217 | $120,765 | $18,126 | $ — | $ — |
| Lease obligations[2] | 46,270 | 15,150 | 12,522 | 10,148 | 5,145 | 1,691 | 1,614 |
| Losses and loss adjustment expenses[3] | 1,053,334 | 648,904 | 252,016 | 98,869 | 33,646 | 19,899 | — |
| Contingent consideration[4] | 34,700 | 34,700 | — | — | — | — | — |
| Total Contractual Obligations | $1,422,056 | $712,398 | $399,755 | $229,782 | $56,917 | $21,590 | $1,614 |

(1) The Company's debt contains various terms, conditions and covenants which, if violated by the Company, would result in a default and could result in the acceleration of the Company's payment obligations. Amounts differ from the balance presented on the consolidated balance sheets as of December 31, 2009 because the debt amount above includes interest.

(2) The Company is obligated under various non-cancellable lease agreements providing for office space and equipment rental that expire at various dates through the year 2019.

(3) Reserve for losses and loss adjustment expenses is an estimate of amounts necessary to settle all outstanding claims, including IBNR as of December 31, 2009. The Company has estimated the timing of these payments based on its historical experience and expectation of future payment patterns. However, the timing of these payments may vary significantly from the amounts shown above. The ultimate cost of losses may vary materially from recorded amounts which are the Company's best estimates.

(4) Pursuant to the terms of the Purchase Agreement effective January 1, 2009, the Company may be required to pay up to $34.7 million over the next year as additional consideration for the AIS acquisition. Based on the projected performance of the AIS business, the Company does not expect to pay the contingent consideration.

(5) The table excludes liabilities of $6 million related to uncertainty in tax settlements as the Company is unable to reasonably estimate the timing of related future payments.

### Item 7A. Quantitative and Qualitative Disclosures about Market Risks

The Company is subject to various market risk exposures primarily due to its investing and borrowing activities. Primary market risk exposures are to changes in interest rates, equity prices, and credit risk. Adverse changes to these rates and prices may occur due to changes in the liquidity of a market, or to changes in market perceptions of credit worthiness and risk tolerance. The following disclosure reflects estimates of future performance and economic conditions. Actual results may differ.

**Overview**

The Company's investment policies define the overall framework for managing market and investment risks, including accountability and controls over risk management activities, and specify the investment limits and strategies that are appropriate given the liquidity, surplus, product profile, and regulatory requirements of the subsidiaries. Executive oversight of investment activities is conducted primarily through the Company's investment committee. The investment committee focuses on strategies to enhance after-tax yields, mitigate market risks, and optimize capital to improve profitability and returns.

The Company manages exposures to market risk through the use of asset allocation, duration, and credit ratings. Asset allocation limits place restrictions on the total funds that may be invested within an asset class. Duration limits on the fixed maturities portfolio place restrictions on the amount of interest rate risk that may be taken. Comprehensive day-to-day management of market risk within defined tolerance ranges occurs as portfolio managers buy and sell within their respective markets based upon the acceptable boundaries established by investment policies.

**Credit risk**

Credit risk is risk due to uncertainty in a counterparty's ability to meet its obligations. Credit risk is managed by maintaining a weighted-average fixed maturities portfolio credit quality rating of AA-, compared to AA at December 31, 2008, with the decline in rating due primarily to the downgrading of municipal bonds insurer ratings. Historically, the ten-year default rate per Moody's for AA rated municipal bonds has been less than 1%. The Company's municipal bond holdings, which represent 90.3% of its fixed maturity portfolio at December 31, 2009 at fair value, are broadly diversified geographically. Approximately 99.7% of municipal bond holdings are in the tax-exempt sector. The largest holdings are in populous states such as Texas (15.2%) and California (12.7%); however, such holdings are further diversified primarily between cities, counties, schools, public works, hospitals and state general obligations. In California, the Company owns approximately $8.0 million at fair value of general obligations of the state at December 31, 2009. Credit risk is addressed by limiting exposure to any particular issuer to ensure diversification. Taxable fixed maturity securities represent 10.0% of the Company's fixed maturity portfolio. Approximately 35.7% of the Company's taxable fixed maturity securities were comprised of U.S. government bonds and agencies, which were rated AAA at December 31, 2009. Approximately 12.9% of the Company's taxable fixed maturity securities were rated below investment grade. Below investment grade issues are considered "watch list" items by the Company, and their status is evaluated within the context of the Company's overall portfolio and its investment policy on an aggregate risk management basis, as well as their ability to recover their investment on an individual issue basis.

Credit ratings for the Company's fixed maturity portfolio were slightly lower during 2009, with 69% of the fixed maturity portfolio at fair value experiencing no change in overall rating, approximately 26% experienced downgrades during the period, and approximately 5.0% in credit upgrades. The majority of the downgrades were due to continued downgrading of the monoline insurance carried on much of the municipal holdings. The majority of the downgrades was slight and still within the investment grade portfolio and only approximately $27 million at fair value was downgraded to below investment grade, allowing the Company to maintain a high overall credit rating on its fixed maturity securities.

**Equity price risk**

Equity price risk is the risk that the Company will incur losses due to adverse changes in the general levels of the equity markets.

At December 31, 2009, the Company's primary objective for common equity investments is current income. The fair value of the equity investment consists of $272.5 million in common stocks and $13.7 million in non-redeemable preferred stocks. The common stock equity assets are typically valued for future economic prospects as perceived by the market. The current market expectation is cautiously optimistic following government programs designed to sustain the economy. The Company has also allocated more to the energy sector relative to the S&P 500 Index to hedge against potential inflationary pressures on the equity markets possible in a sudden economic recovery.

The common equity portfolio represents approximately 8.7% of total investments at fair value. Beta is a measure of a security's systematic (non-diversifiable) risk, which is the percentage change in an individual security's return for a 1% change in the return of the market. The average Beta for the Company's common stock holdings was 1.19 at December 31, 2009. Based on a hypothetical 25% or 50% reduction in the overall value of the stock market, the fair value of the common stock portfolio would decrease by approximately $81.1 million or $162.1 million, respectively.

**Interest rate risk**

Interest rate risk is the risk that the Company will incur a loss due to adverse changes in interest rates relative to the interest rate characteristics of interest bearing assets and liabilities. This risk arises from many of its primary activities, as the Company invests substantial funds in interest sensitive assets and issues interest sensitive liabilities. Interest rate risk includes risks related to changes in U.S. Treasury yields and other key benchmarks as well as changes in interest rates resulting from the widening credit spreads and credit exposure to collateralized securities.

The value of the fixed maturity portfolio, which represents 85.9% of total investment at fair value, is subject to interest rate risk. As market interest rates decrease, the value of the portfolio increases and vice versa. A common measure of the interest sensitivity of fixed maturity assets is modified duration, a calculation that utilizes maturity, coupon rate, yield and call terms to calculate an average age of the expected cash flows. The longer the duration, the more sensitive the asset is to market interest rate fluctuations.

The Company has historically invested in fixed maturity investments with a goal towards maximizing after-tax yields and holding assets to the maturity or call date. Since assets with longer maturity dates tend to produce higher current yields, the Company's historical investment philosophy resulted in a portfolio with a moderate duration. Bond investments made by the Company typically have call options attached, which further reduce the duration of the asset as interest rates decline. The decrease in municipal bond credit spreads in 2009 caused the overall market interest rate to decrease, which resulted in the decrease in the duration of the Company's portfolio. Consequently, the modified duration of the bond portfolio, including short-term investments, is 5.1 years at December 31, 2009 compared to 7.2 years and 4.4 years at December 31, 2008 and 2007, respectively. Given a hypothetical parallel increase of 100 basis or 200 basis points in interest rates, the fair value of the bond portfolio at December 31, 2009 would decrease by approximately $145.2 million or $290.5 million, respectively.

Interest rate swaps are used to manage interest rate risk associated with the Company's loans with fixed or floating rates. On February 6, 2009, the Company entered into an interest swap of its floating LIBOR rate on the $120 million credit facility for a fixed rate of 1.93%, resulting in a total fixed rate of 3.18%. On March 3, 2008, the Company entered into an interest rate swap of a floating LIBOR rate on an $18 million bank loan for a fixed rate of 3.75%, resulting in a total fixed rate of 4.25%. In addition, effective January 2, 2002, the Company entered into an interest rate swap of a 7.25% fixed rate obligation on its $125 million senior note for a floating rate of LIBOR plus 107 basis points.

## Item 8. Financial Statements and Supplementary Data

### INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Mercury General Corporation:

We have audited the accompanying consolidated balance sheets of Mercury General Corporation and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercury General Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mercury General Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 18, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in note 1 to the consolidated financial statements, the Company has changed its method of recording changes in the fair value of investment securities due to the adoption of Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," as of January 1, 2008.

/s/ KPMG LLP

Los Angeles, California
February 18, 2010

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Mercury General Corporation:

We have audited Mercury General Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Mercury General Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Mercury General Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mercury General Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 18, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Los Angeles, California
February 18, 2010

## MERCURY GENERAL CORPORATION AND SUBSIDIARIES

### CONSOLIDATED BALANCE SHEETS
**(Amounts in thousands, except share data)**

| | December 31, | |
|---|---|---|
| | **2009** | **2008** |
| **ASSETS** | | |
| Investments, at fair value: | | |
| Fixed maturities trading (amortized cost $2,673,079; $2,728,471) | $2,704,561 | $2,481,673 |
| Equity securities trading (cost $308,941; $403,773) | 286,131 | 247,391 |
| Short-term investments (cost $156,126; $208,278) | 156,165 | 204,756 |
| Total investments | 3,146,857 | 2,933,820 |
| Cash | 185,505 | 35,396 |
| Receivables: | | |
| Premiums receivable | 262,278 | 268,227 |
| Premium notes | 14,510 | 25,699 |
| Accrued investment income | 37,405 | 36,540 |
| Other | 13,689 | 9,526 |
| Total receivables | 327,882 | 339,992 |
| Deferred policy acquisition costs | 175,866 | 200,005 |
| Fixed assets, net | 201,862 | 191,777 |
| Current income taxes | 27,268 | 43,378 |
| Deferred income taxes | 36,139 | 171,025 |
| Goodwill | 42,850 | — |
| Other intangible assets, net | 66,823 | — |
| Other assets | 21,581 | 34,802 |
| Total assets | $4,232,633 | $3,950,195 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Losses and loss adjustment expenses | $1,053,334 | $1,133,508 |
| Unearned premiums | 844,540 | 879,651 |
| Notes payable | 271,397 | 158,625 |
| Accounts payable and accrued expenses | 114,469 | 93,864 |
| Other liabilities | 177,947 | 190,496 |
| Total liabilities | 2,461,687 | 2,456,144 |
| Commitments and contingencies | | |
| Shareholders' equity: | | |
| Common stock without par value or stated value: | | |
| Authorized 70,000,000 shares; issued and outstanding 54,776,958; 54,763,713 | 72,589 | 71,428 |
| Accumulated other comprehensive loss | (597) | (876) |
| Retained earnings | 1,698,954 | 1,423,499 |
| Total shareholders' equity | 1,770,946 | 1,494,051 |
| Total liabilities and shareholders' equity | $4,232,633 | $3,950,195 |

See accompanying notes to consolidated financial statements.

## MERCURY GENERAL CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS
**(Amounts in thousands, except per share data)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Revenues: | | | |
| Net premiums earned | $2,625,133 | $2,808,839 | $2,993,877 |
| Net investment income | 144,949 | 151,280 | 158,911 |
| Net realized investment gains (losses) | 346,444 | (550,520) | 20,808 |
| Other | 4,967 | 4,597 | 5,154 |
| Total revenues | 3,121,493 | 2,414,196 | 3,178,750 |
| Expenses: | | | |
| Losses and loss adjustment expenses | 1,782,233 | 2,060,409 | 2,036,644 |
| Policy acquisition costs | 543,307 | 624,854 | 659,671 |
| Other operating expenses | 217,683 | 174,828 | 158,810 |
| Interest | 6,729 | 4,966 | 8,589 |
| Total expenses | 2,549,952 | 2,865,057 | 2,863,714 |
| Income (loss) before income taxes | 571,541 | (450,861) | 315,036 |
| Income tax expense (benefit) | 168,469 | (208,742) | 77,204 |
| Net income (loss) | $ 403,072 | $ (242,119) | $ 237,832 |
| Net income (loss) per share: | | | |
| Basic | $ 7.36 | $ (4.42) | $ 4.35 |
| Diluted | $ 7.32 | $ (4.42) | $ 4.34 |

See accompanying notes to consolidated financial statements.

## MERCURY GENERAL CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
**(Amounts in thousands)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Net income (loss) | $403,072 | $(242,119) | $237,832 |
| Other comprehensive (loss) income, before tax: | | | |
| Losses on hedging instrument | (918) | (1,348) | — |
| Unrealized gains on securities: | | | |
| Unrealized holding gains arising during period | — | — | 25,583 |
| Less: reclassification adjustment for net gains included in net income | — | — | (8,800) |
| Other comprehensive (loss) income , before tax | (918) | (1,348) | 16,783 |
| Income tax benefit related to losses on hedging instrument | (321) | (472) | — |
| Income tax expense related to unrealized holding gains arising during period | — | — | 8,958 |
| Income tax benefit related to reclassification adjustment for net gains included in net income | — | — | (3,080) |
| Comprehensive income (loss), net of tax | $402,475 | $(242,995) | $248,737 |

See accompanying notes to consolidated financial statements.

## MERCURY GENERAL CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
**(Amounts in thousands)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Common stock, beginning of year | $ 71,428 | $ 69,369 | $ 66,436 |
| Proceeds of stock options exercised | 393 | 1,286 | 2,173 |
| Share-based compensation expense | 763 | 652 | 487 |
| Tax benefit on sales of incentive stock options | 5 | 121 | 273 |
| Common stock, end of year | 72,589 | 71,428 | 69,369 |
| Accumulated other comprehensive income, beginning of year | (876) | 80,557 | 69,652 |
| Net increase (decrease) in other comprehensive income, net of tax | 279 | (81,433) | 10,905 |
| Accumulated other comprehensive (loss) income, end of year | (597) | (876) | 80,557 |
| Retained earnings, beginning of year | 1,423,499 | 1,712,072 | 1,588,042 |
| Cumulative effect of accounting change, net of tax | — | 80,557 | — |
| Net income (loss) | 403,072 | (242,119) | 237,832 |
| Dividends paid to shareholders | (127,617) | (127,011) | (113,802) |
| Retained earnings, end of year | 1,698,954 | 1,423,499 | 1,712,072 |
| Total shareholders' equity | $1,770,946 | $1,494,051 | $1,861,998 |

See accompanying notes to consolidated financial statements.

## MERCURY GENERAL CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (Amounts in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income (loss) | $ 403,072 | $(242,119) | $ 237,832 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization | 35,692 | 27,037 | 26,324 |
| Net realized investment (gains) losses | (346,444) | 550,520 | (20,808) |
| Bond amortization, net | 6,655 | 12,263 | 7,414 |
| Excess tax benefit from exercise of stock options | (5) | (121) | (273) |
| Decrease in premiums receivable | 5,949 | 26,436 | 4,109 |
| Decrease in premiums notes | 11,189 | 1,878 | 2,036 |
| Decrease (increase) in deferred policy acquisition costs | 24,139 | 9,800 | (22) |
| (Decrease) increase in unpaid losses and loss adjustment expenses | (80,174) | 29,593 | 15,093 |
| Decrease in unearned premiums | (35,111) | (58,719) | (11,974) |
| Increase (decrease) in liability for taxes | 150,850 | (247,812) | (21,817) |
| Increase (decrease) in accounts payable and accrued expenses | 15,757 | (30,816) | (12,264) |
| Decrease (increase) in trading securities in nature, net of realized gains and losses | 3,209 | 3,463 | (10,101) |
| Share-based compensation | 763 | 652 | 487 |
| Decrease in other payables | (2,742) | (11,969) | (1,860) |
| Other, net | (3,774) | (5,485) | 1,120 |
| Net cash provided by operating activities | 189,025 | 64,601 | 215,296 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Fixed maturities available for sale in nature: | | | |
| Purchases | (430,692) | (673,231) | (1,782,206) |
| Sales | 238,308 | 550,687 | 1,442,863 |
| Calls or maturities | 218,037 | 235,846 | 311,714 |
| Equity securities available for sale in nature: | | | |
| Purchases | (295,513) | (386,585) | (578,573) |
| Sales | 337,018 | 282,650 | 546,314 |
| Net increase (decrease) in payable for securities | 1,192 | (1,050) | (5,141) |
| Net decrease in short-term investments | 48,718 | 68,002 | 9,624 |
| Purchase of fixed assets | (36,336) | (48,513) | (41,211) |
| Sale and write-off of fixed assets | 369 | 1,514 | 1,110 |
| Business acquisition, net of cash acquired | (115,488) | — | — |
| Other, net | 2,690 | 5,334 | 3,455 |
| Net cash (used in) provided by investing activities | (31,697) | 34,654 | (92,051) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Dividends paid to shareholders | (127,617) | (127,011) | (113,802) |
| Excess tax benefit from exercise of stock options | 5 | 121 | 273 |
| Repayment of debt | — | (4,500) | (11,250) |
| Proceeds from stock options exercised | 393 | 1,286 | 2,173 |
| Proceeds from bank loan | 120,000 | 18,000 | — |
| Net cash used in financing activities | (7,219) | (112,104) | (122,606) |
| Net increase (decrease) in cash | 150,109 | (12,849) | 639 |
| Cash: | | | |
| Beginning of the year | 35,396 | 48,245 | 47,606 |
| End of year | $ 185,505 | $ 35,396 | $ 48,245 |
| **SUPPLEMENTAL CASH FLOW DISCLOSURE** | | | |
| Interest paid | $ 7,244 | $ 5,787 | $ 8,618 |
| Income taxes paid | $ 17,615 | $ 39,087 | $ 100,410 |
| Net realized (losses) gains from sale of investments | $ (52,748) | $ (18,698) | $ 42,553 |

See accompanying notes to consolidated financial statements.

## 1. Summary of Significant Accounting Policies

### *General*

Mercury General Corporation and its subsidiaries (referred to herein collectively as the Company) are engaged primarily in writing automobile insurance in a number of states, principally California. The Company also writes homeowners, mechanical breakdown, fire, umbrella, and commercial automobile and property insurance. The private passenger automobile lines of insurance exceeded 83% of the Company's direct premiums written in 2009, 2008, and 2007, with approximately 79%, 80%, and 79% of the private passenger automobile premiums written in the state of California during 2009, 2008, and 2007, respectively. Premiums written represents the premiums charged on policies issued during a fiscal period, which is a statutory measure designed to determine production levels.

### *Consolidation and Basis of Presentation*

The consolidated financial statements include the accounts of Mercury General Corporation and its wholly owned subsidiaries. The subsidiaries are as follows:

*Insurance Companies*

Mercury Casualty Company
Mercury Insurance Company
California Automobile Insurance Company
California General Underwriters Insurance Company
Mercury Insurance Company of Illinois
Mercury Insurance Company of Georgia
Mercury Indemnity Company of Georgia
Mercury National Insurance Company
American Mercury Insurance Company
American Mercury Lloyds Insurance Company
Mercury County Mutual Insurance Company
Mercury Insurance Company of Florida
Mercury Indemnity Company of America

*Non-Insurance Companies*

Mercury Select Management Company, Inc.
American Mercury MGA, Inc.
Concord Insurance Services, Inc.
Mercury Insurance Services, LLC
Mercury Group, Inc.
AIS Management, LLC
Auto Insurance Specialists, LLC
PoliSeek AIS Insurance Solutions, Inc.

American Mercury Lloyds Insurance Company is not owned but is controlled by the Company through its attorney-in-fact, Mercury Select Management Company, Inc. In addition, Mercury County Mutual Insurance Company is not owned but is controlled by the Company through a management contract and therefore its results are included in the consolidated financial statements. The consolidated financial statements have been prepared in conformity with GAAP, which differ in some respects from those filed in reports to insurance regulatory authorities. All intercompany transactions have been eliminated.

### *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates require the Company to apply complex assumptions and judgments, and often the Company must make estimates about effects of matters that are inherently uncertain and will likely change in subsequent periods. The most significant assumptions in the preparation of these consolidated financial statements relate to losses and loss adjustment expenses. Actual results could differ from those estimates.

*Investments*

Effective January 1, 2008, the Company elected to apply the fair value option to all available-for-sale, fixed maturities, equity securities, and short-term investments existing at the time of adoption, and similar securities acquired subsequently unless otherwise noted at the time when the eligible item is first recognized. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of use of fair value measurement consistent with the long-term measurement objectives of the FASB for accounting for financial instruments. Gains and losses due to changes in fair value for items measured at fair value pursuant to election of the fair value option are included in net realized investment gains (losses) in the Company's consolidated statements of operations. Interest and dividend income on the investment holdings are recognized on an accrual basis on each measurement date and are included in net investment income in the Company's consolidated statements of operations. See Note 2 for additional information regarding the fair value option.

Prior to the adoption of the fair value option, when a decline in value of fixed maturities or equity securities was considered other than temporary, a loss was recognized in the consolidated statements of operations. Realized capital gains and losses were included in the consolidated statements of operations based upon the specific identification method.

Fixed maturity securities include debt securities and redeemable preferred stocks, which may have fixed or variable principal payment schedules, may be held for indefinite periods of time, and may be used as a part of the Company's asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs, tax planning considerations, or other economic factors. Prior to the election of the fair value option, these securities were carried at fair value with the corresponding unrealized gains (losses), net of deferred income taxes, reported in accumulated other comprehensive income. Premiums and discounts on fixed maturities are amortized using first call date and are adjusted for anticipated prepayments. Premiums and discounts on mortgage-backed securities are adjusted for anticipated prepayment using the retrospective method, with the exception of some beneficial interests in securitized financial assets, which are accounted for using the prospective method.

Equity securities consist of non-redeemable preferred stocks and common stocks on which dividend income is partially tax-sheltered by the 70% corporate dividend exclusion. Prior to the election of the fair value option, changes in fair value of these securities, net of deferred income taxes, were reflected as unrealized gains and losses in accumulated other comprehensive income.

Short-term investments include money market accounts, options, and short-term bonds which are highly rated short duration securities redeemable within one year.

The Company writes covered call options through listed and over-the-counter exchanges. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Company on the expiration date as realized gains from investments. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Company has realized a gain or loss. The Company, as writer of an option, bears the market risk of an unfavorable change in the price of the security underlying the written option. Liabilities for covered call options of $1.0 million and $2.8 million were included in other liabilities at December 31, 2009 and 2008, respectively.

### *Fair Value of Financial Instruments*

The financial instruments recorded in the consolidated balance sheets include investments, receivables, interest rate swap agreements, accounts payable, equity contracts, and secured and unsecured notes payable. As discussed above, all investments are carried at fair value on the consolidated balance sheets, including $47.5 million of fixed maturities which are valued based on broker quotes for underlying debt instruments and the appropriate benchmark spread for similar assets in active markets. Management determined fair value estimates for auction rate securities ("ARS") amounting to $3.3 million using discounted cash flow models. The fair value of the Company's $120 million and $18 million secured notes is estimated based on assumptions and inputs, such as reset rates, for similar termed notes that are observable in the market. The fair value of the Company's publicly traded $125 million unsecured notes is based on the unadjusted quoted price for similar notes in active markets. Further, see Note 3 for methods and assumptions used in estimating fair values of interest rate swap agreements, and equity contracts. Due to their short-term maturity, the carrying value of receivables and accounts payable approximate their fair market values. The following table sets forth estimated fair values of financial instruments at December 31, 2009 and 2008.

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (Amounts in thousands) | |
| Assets | | |
| Investments | $3,146,857 | $2,933,820 |
| Interest rate swap agreements | $ 8,472 | $ 14,394 |
| Liabilities | | |
| Interest rate swap agreements | $ 2,364 | $ 1,348 |
| Equity contracts | $ 1,043 | $ 2,803 |
| Secured notes | $ 138,103 | $ — |
| Unsecured notes | $ 130,666 | $ 146,758 |

### *Premium Notes*

Premium notes receivable represents the balance due to the Company from policyholders who elect to finance their premiums over the policy term. The Company requires a down payment and monthly payments as part of its financing program. Premium finance fees are charged at rates that vary with the amount of premium financed and are recognized over the premium note term based upon the effective yield.

### *Deferred Policy Acquisition Costs*

Deferred policy acquisition costs primarily consist of commissions paid to outside agents or brokers, premium taxes, salaries, and certain other underwriting costs that vary with and are primarily related to the acquisition of new and renewal insurance contracts and are amortized over the life of the related policy in relation to the amount of premiums earned. Deferred acquisition costs are limited to the amount which will remain after deducting from unearned premiums and anticipated investment income the estimated losses and loss adjustment expenses and the servicing costs that will be incurred as the premiums are earned. The Company does not defer advertising expenses.

### *Fixed Assets*

Fixed assets are stated at historical cost less accumulated depreciation and amortization. The useful life for buildings is 30 to 40 years, and furniture, equipment, and purchased software are depreciated on a combination of straight-line and accelerated methods over 3 to 7 years. The Company has capitalized certain consulting costs, payroll, and payroll-related costs for employees related to computer software developed for internal use, which are amortized on a straight-line method over the estimated useful life of the software, not exceeding 5 years. In accordance with applicable accounting standards, capitalization ceases no later than the point at which a computer software project is substantially complete and ready for its intended use. Leasehold improvements are amortized over the life of the associated lease.

The Company periodically assesses long-lived assets or asset groups including building and equipment, for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. If the Company identifies an indicator of impairment, the Company assesses recoverability by comparing the carrying amount of the asset to the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and is measured as the excess of carrying value over fair value. During the years ended December 31, 2009, 2008, and 2007, the Company recorded no impairment charges.

***Goodwill and Other Intangible Assets***

Goodwill and other intangible assets arise primarily as a result of business acquisitions and consist of the excess of the cost of the acquisitions over the tangible and intangible assets acquired and liabilities assumed and identifiable intangible assets acquired. Identifiable intangible assets primarily consist of the value of customer relationships, trade names, software and technology, and favorable leases, which are all subject to amortization.

The Company annually evaluates goodwill for impairment using widely accepted valuation techniques to estimate the fair value of its reporting units. The Company also reviews its goodwill for impairment whenever events or changes in circumstances indicate that it is more likely than not that the carrying amount of goodwill may exceed its implied fair value. There are numerous assumptions and estimates underlying the determination of the estimated fair value of the Company's reporting units, including certain assumptions and estimates related to future earnings, long-term strategies, and its annual planning and forecasting process. If these planned initiatives do not accomplish the targeted objectives, the assumptions and estimates underlying the goodwill impairment tests could be adversely affected and have a material effect upon the Company's financial condition and results of operations. As of December 31, 2009, goodwill impairment evaluation indicated that there was no impairment.

***Premium Revenue Recognition***

Premium revenue is recognized on a pro-rata basis over the term of the policies in proportion to the amount of insurance protection provided. Premium revenue includes installment and other fees for services which are recognized in the periods the services are rendered. Unearned premiums represent the portion of the premium related to the unexpired policy term. Unearned premiums are predominantly computed on a monthly pro rata basis and are stated gross of reinsurance deductions, with the reinsurance deduction recorded in other receivables. Net premiums written were $2.59 billion, $2.75 billion, and $2.98 billion in 2009, 2008, and 2007, respectively.

No independent agent accounted for more than 2% of the Company's direct premiums written during 2009. However, AIS produced approximately 15% and 14% of the Company's direct premiums written during 2008 and 2007, respectively, prior to the AIS acquisition.

***Losses and Loss Adjustment Expenses***

Unpaid losses and loss adjustment expenses are determined in amounts estimated to cover incurred losses and loss adjustment expenses and established based upon the Company's assessment of claims pending and the development of prior years' loss liabilities. These amounts include liabilities based upon individual case estimates for reported losses and loss adjustment expenses and estimates of such amounts that are IBNR. Changes in the estimated liability are charged or credited to operations as the losses and loss adjustment expenses are settled. The liability is stated net of anticipated salvage and subrogation recoveries. The amount of reinsurance recoverable is included in other receivables.

Estimating loss reserves is a difficult process as many factors can ultimately affect the final settlement of a claim and, therefore, the reserve that is required. Changes in the regulatory and legal environment, results of litigation, medical costs, the cost of repair materials, and labor rates, among other factors, can all impact ultimate claim costs. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of a claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail property damage claims tend to be more reasonably predictable than long-tail liability claims. Management believes that the liability for losses and loss adjustment expenses is adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date. Since the provisions for loss reserves are necessarily based upon estimates, the ultimate liability may be more or less than such provisions.

The Company analyzes loss reserves quarterly primarily using the incurred loss, claim count, average severity, and paid loss development methods described below. The Company also uses the paid loss development method to analyze loss adjustment expenses reserves as part of its reserve analysis. When deciding which method to use in estimating its reserves, the Company evaluates the credibility of each method based on the maturity of the data available and the claims settlement practices for each particular line of business or coverage within a line of business. When establishing the reserve, the Company will generally analyze the results from all of the methods used rather than relying on one method. While these methods are designed to determine the ultimate losses on claims under the Company's policies, there is inherent uncertainty in all actuarial models since they use historical data to project outcomes. The Company believes that the techniques it uses provide a reasonable basis in estimating loss reserves.

- The *incurred loss development method* analyzes historical incurred case loss (case reserves plus paid losses) development to estimate ultimate losses. The Company applies development factors against current case incurred losses by accident period to calculate ultimate expected losses. The Company believes that the *incurred loss development method* provides a reasonable basis for evaluating ultimate losses, particularly in the Company's larger, more established lines of business which have a long operating history.
- The *claim count development method* analyzes historical claim count development to estimate future incurred claim count development for current claims. The Company applies development factors against current claim counts by accident period to calculate ultimate expected claim counts.
- The *average severity method* analyzes historical loss payments and/or incurred losses divided by closed claims and/or total claims to calculate an estimated average cost per claim. From this, the expected ultimate average cost per claim can be estimated. The *average severity method* coupled with the *claim count development method* provide meaningful information regarding inflation and frequency trends that the Company believes is useful in establishing reserves.
- The *paid loss development method* analyzes historical payment patterns to estimate the amount of losses yet to be paid. The Company uses this method for losses and loss adjustment expenses.

The Company analyzes catastrophe losses separately from non-catastrophe losses. For catastrophe losses, the Company determines claim counts based on claims reported and development expectations from previous catastrophes and applies an average expected loss per claim based on reserves established by adjusters and average losses on previous similar catastrophes.

### *Derivative Financial Instruments*

The Company accounts for all derivative instruments, other than those that meet the normal purchases and sales exception, as either an asset or liability measured at fair value, which is based on information obtained from independent parties. In addition, changes in fair value are recognized in earnings unless specific hedge accounting criteria are met. The Company's derivative instruments include interest rate swap agreements and are used to hedge the exposure to:

- Changes in fair value of an asset or liability (fair value hedge); and
- Variable cash flows of a forecasted transaction (cash flow hedge).

Derivatives designated as hedges are evaluated based on established criteria to determine the effectiveness of their correlation to and ability to reduce the designated risk of specific securities or transactions. Effectiveness is reassessed on a quarterly basis. Hedges that are deemed to be effective are accounted for as follows:

- *Fair value hedge*: changes in fair value of the hedging instrument, as well as the hedged item, are recognized in earnings in the period of change.
- *Cash flow hedge*: changes in fair value of the hedging instrument are reported as a component of accumulated other comprehensive income and subsequently amortized into earnings over the life of the hedged transactions.

If a hedge is deemed to become ineffective, it is accounted for as follows:

- *Fair value hedge*: changes in fair value of the hedging instrument, as well as the hedged item, are recognized in earnings in the period of change.
- *Cash flow hedge*: changes in fair value of the hedging instrument are reported in earnings for the current period. If it is determined that a hedging instrument no longer meets the Company's risk reduction and correlation criteria, or if the hedging instrument expires, any accumulated balance in other comprehensive income is recognized in earnings in the period of determination.

### *Earnings Per Share*

Basic earnings per share excludes dilution and reflects net income divided by the weighted average shares of common stock outstanding during the period presented. Diluted earnings per share is based on the weighted average shares of common stock and potential dilutive common stock outstanding during the period presented. At December 31, 2009, potential dilutive common stocks consist of outstanding stock options. Note 16 contains the required disclosures relating to the calculation of basic and diluted earnings per share.

### *Segment Reporting*

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. The Company does not have any operations that require separate disclosure as reportable operating segments for the periods presented.

The annual direct premiums written attributable to private passenger automobile, commercial automobile, homeowners, and other lines of insurance were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in thousands) | | |
| Private Passenger Automobile | $2,158,038 | $2,304,237 | $2,496,572 |
| Commercial Automobile | 93,955 | 107,143 | 123,459 |
| Homeowners | 240,885 | 234,033 | 235,006 |
| Other lines | 100,690 | 106,481 | 127,657 |
| Total | $2,593,568 | $2,751,894 | $2,982,694 |

### *Income Taxes*

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial reporting basis and the respective tax basis of the Company's assets and liabilities, and expected benefits of utilizing net operating loss, capital loss, and tax-credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in earnings in the period that includes the enactment date.

At December 31, 2009, the Company's deferred income taxes were in a net asset position partly due to a combination of ordinary and capital deferred tax benefits. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generating sufficient taxable income of the appropriate nature within the carryback and carryforward periods available under the tax law. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income of an appropriate nature, and tax-planning strategies in making this assessment. The Company believes that through the use of prudent tax planning strategies and the generation of capital gains, sufficient income will be realized in order to avoid losing the full benefits of its deferred tax assets. Although realization is not assured, management believes it is more likely than not that the Company's deferred tax assets will be realized.

### *Reinsurance*

Liabilities for unearned premiums and unpaid losses are stated in the accompanying consolidated financial statements before deductions for ceded reinsurance. The ceded amounts are immaterial and are carried in other receivables. Earned premiums are stated net of deductions for ceded reinsurance.

The Insurance Companies, as primary insurers, are required to pay losses to the extent reinsurers are unable to discharge their obligations under the reinsurance agreements.

### *Share-Based Compensation*

The Company accounts for share-based compensation using the modified prospective transition method. Under this method, share-based compensation expense includes compensation expense for all share-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the estimated grant-date fair value. Share-based compensation expense for all share-based payment awards granted or modified on or after

January 1, 2006 is based on the estimated grant-date fair value. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is the option vesting term of four or five years for options granted prior to 2008 and four years for options granted subsequent to January 1, 2008, for only those shares expected to vest. The fair value of stock option awards is estimated using the Black-Scholes option pricing model with the grant-date assumptions and weighted-average fair values, as discussed in Note 15.

***Recently Issued Accounting Standards***

In August 2009, the FASB issued a new accounting standard related to fair value measurements and disclosures for liabilities, which amends the earlier FASB standard related to fair value measurements and disclosures. The new standard provides clarification in circumstances that a quoted price in an active market for an identical liability is not available, and a reporting entity is required to measure fair value using one or more valuation techniques. In addition, the new standard also addresses practice difficulties caused by the tension between fair value measurements based on the price that would be paid to transfer a liability to a new obligor and contractual or legal requirements that prevent such transfers from taking place. The Company adopted the new standard which became effective for the annual reporting period ended December 31, 2009. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB issued a new standard related to accounting standards codification and the hierarchy of generally accepted accounting principles. The new standard establishes the FASB Accounting Standards Codification ™ as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Company adopted the new standard which became effective for the interim reporting period ended September 30, 2009. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

In May 2009, the FASB adopted the new standard related to subsequent events. The new standard establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Company adopted the new accounting standard which became effective for the interim reporting period ended June 30, 2009. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued a new standard related to determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. The new standard relates to selected transactions in disrupted markets and adopts guidelines related to a significant decrease in the volume and level of activity for an asset or liability. When the reporting entity concludes there has been a significant decrease in the volume and level of activity for an asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value in accordance with earlier FASB standards related to fair value measurements. The Company adopted the new standard which became effective for the interim reporting period ended June 30, 2009. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued a new standard related to interim disclosures about fair value of financial instruments which amends the earlier FASB standard related to such disclosures. The new standard requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies, in addition to disclosures previously required in annual financial statements. The new standard also amends the original standard related to interim financial reporting of fair value disclosures, and now requires related disclosures to be presented in a summarized form at interim reporting periods. The Company adopted the new accounting standard which became effective for the interim reporting period ended June 30, 2009. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued a new accounting standard related to the recognition and presentation of other-than-temporary impairments. The new standard amends the other-than-temporary impairment guidance in GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. Under the new accounting standard, the portion of other-than-temporary impairment on a debt security related to credit loss is recognized in current period earnings, and the remaining portion is recognized in other comprehensive income if the holder does not intend to sell the security and it is more likely than not that the holder will not be required to sell the security prior to recovery. If requirements related to intent and ability to hold the securities are not met, interest related impairment is recorded in current period earnings. As the Company elected to apply the fair value accounting option to all available for sale investments as of January 1, 2008, the new standard is not applicable to the Company.

In April 2009, the FASB issued a new accounting standard related to accounting for contingencies in a business combination. Under the new standard, an acquirer is required to recognize assets or liabilities arising from contingencies provided that the acquisition-date fair value of that asset or liability can be determined during the measurement period. The Company adopted the new standard effective January 1, 2009. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

Effective January 1, 2009, the FASB issued a new accounting standard related to business combinations wherein an acquirer is required to use the acquisition method, previously referred to as the purchase method, for all business combinations and, further, for an acquirer to be identified for each business combination. This new standard significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, and acquisition costs. It requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Costs incurred to effect the acquisition are required to be recognized separately from the acquisition rather than included in the cost allocated to the assets acquired and liabilities assumed. The acquirer is required to recognize goodwill as of the acquisition date, measured as a residual, which in most types of business combinations will result in measuring goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. The standard also provides that changes in deferred tax asset valuation allowances and acquired income tax uncertainties that occur after the measurement period impact income tax expense. Effective January 1, 2009, MCC acquired all of the membership interests of AISM, which is the parent company of AIS and PoliSeek. The acquisition was accounted for in accordance with the new standard and, its adoption did not have a material impact on the Company's consolidated financial statements.

In April 2008, the FASB issued a new accounting standard related to the determination of the useful life of intangible assets. This standard amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and it is effective for fiscal years beginning after December 15, 2008. The Company adopted the new standard on January 1, 2009. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

In March 2008, the FASB issued a new accounting standard to expand disclosures related to derivative instruments and hedging activities. The new standard requires increased qualitative disclosures such as how and why an entity is using a derivative instrument; how the entity is accounting for its derivative instrument and hedged item; and how the instrument affects the entity's financial position, financial performance, and cash flows. Quantitative disclosures should include information about the fair value of the derivative instrument, including gains and losses, and should contain more detailed information about the location of the derivative instrument in the entity's financial statements. Credit-risk disclosures should include information about the existence and nature of credit-risk-related contingent features included in derivative instruments. Credit-risk-related contingent features can be defined as those that require entities, upon the occurrence of a credit event such as a credit rating downgrade, to settle derivative instruments or post collateral. Existing financial accounting requirements for derivative instruments and hedging activities were not changed. The Company adopted the new standard on January 1, 2009. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

Effective January 1, 2008, the Company adopted the fair value option for financial assets and financial liabilities, which establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement alternatives for similar types of financial assets and liabilities. The standard also requires additional information to aid financial statement users' understanding of the impacts of a reporting entity's decision to use fair value on its earnings and requires entities to display, on the face of the statement of financial position, the fair value of those assets and liabilities which the reporting entity has chosen to measure at fair value. The Company elected to apply the fair value option to all short-term investments and all available-for-sale fixed maturity and equity securities existing at the time of adoption and similar securities acquired subsequently unless otherwise noted at the time when the eligible item is first recognized. The primary reasons for electing the fair value option were simplification and cost-benefit considerations, as well as expansion of use of fair value measurement consistent with the long-term measurement objectives of the FASB for accounting for financial instruments. The transition adjustment to beginning retained earnings related to the fair value election was a gain of $80.5 million, net of deferred taxes of $43.3 million, all of which related to applying the fair value option to fixed maturity and equity securities available for sale. This adjustment was reflected as a reclassification of accumulated other comprehensive income to retained earnings. Both the fair value and carrying value of such securities were $3.3 billion on January 1, 2008, immediately prior to the adoption of the fair value option.

## 2. Investments

Effective January 1, 2008, the Company elected to apply the fair value option to all available-for-sale, fixed maturity securities, equity securities, and short-term investments existing at the time of adoption, and similar securities acquired subsequently unless otherwise noted at the time when the eligible item is first recognized. Gains and losses due to changes in fair value for items measured at fair value pursuant to election of the fair value option are included in net realized investment gains (losses) in the Company's consolidated statements of operations. Interest and dividend income on the investment holdings are recognized on an accrual basis on each measurement date and are included in net investment income in the Company's consolidated statements of operations.

The following table reflects gains (losses) due to changes in fair value for items measured at fair value pursuant to election of the fair value option:

| | Year Ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (Amounts in thousands) | |
| Fixed maturity securities | $261,866 | $(274,103) |
| Equity securities | 133,580 | (251,644) |
| Short-term investments | 36 | 3 |
| Total | $395,482 | $(525,744) |

A summary of net realized investment gains and losses is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in thousands) | | |
| Net realized gains (losses) from investments and other liabilities: | | | |
| Fixed maturities | $255,195 | $(280,522) | $(12,830) |
| Equity securities | 83,452 | (281,316) | 32,141 |
| Short-term investments | 76 | (4,177) | (8,342) |
| Other liabilities[(1)] | 7,721 | 15,495 | 9,839 |
| Total | $346,444 | $(550,520) | $ 20,808 |

(1) Other liabilities include call option and short sale transactions

Net realized gains and losses from investments included gains of $338.7 million and losses of $527.7 million related to trading securities which were still held at December 31, 2009 and 2008, respectively. In 2007, net realized investment gains and losses included investment impairment write-downs of $22.7 million and also included gains of $2.0 million and losses of $1.4 million related to the change in the fair value of trading securities and hybrid financial instruments, respectively.

Gross gains and losses realized on the sales of investments (excluding calls) are shown below:

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2009 | | | 2008 | | | 2007 | | |
| | Gross Realized Gains | Gross Realized Losses | Net | Gross Realized Gains | Gross Realized Losses | Net | Gross Realized Gains | Gross Realized Losses | Net |
| | (Amounts in thousands) | | | | | | | | |
| Fixed maturities | | | | | | | | | |
| Available-for-sale | $ — | $ — | $ — | $ — | $ — | $ — | $ 1,626 | $ (4,196) | $(2,570) |
| Trading | 1,918 | (8,589) | (6,671) | 5,436 | (11,855) | (6,419) | — | — | — |
| Equity securities | | | | | | | | | |
| Available-for-sale | — | — | — | — | — | — | 69,288 | (20,773) | 48,515 |
| Trading | 20,558 | (70,686) | (50,128) | 26,795 | (54,489) | (27,694) | 7,145 | (5,431) | 1,714 |
| Short-term investments | 356 | (3,902) | (3,546) | 152 | (956) | (804) | 2,830 | (11,172) | (8,342) |

***Unrealized Investment Gains and Losses in 2007***—A summary of the net increase and decrease in unrealized investment gains and losses, less applicable income tax expense or benefit, for the year ended December 31, 2007 is as follows (amounts in thousands):

| | |
|---|---|
| Net (decrease) increase in net unrealized investment gains: | |
| Fixed maturities available for sale | $(18,612) |
| Income tax benefit | (6,514) |
| Total | $(12,098) |
| Equity securities | $ 35,382 |
| Income tax expense | 12,379 |
| Total | $ 23,003 |

Accumulated unrealized gains and losses on securities available for sale as of December 31, 2007 are as follows (amounts in thousands):

| | |
|---|---|
| Fixed maturities available for sale: | |
| Unrealized gains | $ 54,975 |
| Unrealized losses | (26,314) |
| Tax expense | (10,031) |
| Total | $ 18,630 |
| Equity securities available for sale: | |
| Unrealized gains | $104,717 |
| Unrealized losses | (9,463) |
| Tax expense | (33,326) |
| Total | $ 61,928 |

### Contractual Maturity

At December 31, 2009, bond holdings rated below investment grade or non-rated were 6.4% of total investments at fair value. Additionally, the Company owns securities that are credit enhanced by financial guarantors that are subject to uncertainty related to market perception of the guarantors' ability to perform. Determining the estimated fair value of municipal bonds could become more difficult should markets for these securities become illiquid. The estimated fair values at December 31, 2009 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Estimated Fair Value (Amounts in thousands) |
|---|---|
| Fixed maturities: | |
| Due in one year or less | $ 21,692 |
| Due after one year through five years | 318,092 |
| Due after five years through ten years | 570,942 |
| Due after ten years | 1,679,427 |
| Mortgage-backed securities | 114,408 |
| Total | $2,704,561 |

### Investment Income

A summary of net investment income is shown in the following table:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in thousands) | | |
| Fixed maturities | $137,607 | $138,287 | $141,021 |
| Equity securities | 8,558 | 9,431 | 9,476 |
| Short-term investments | 1,082 | 5,582 | 13,452 |
| Total investment income | $147,247 | $153,300 | 163,949 |
| Less: Investment expense | 2,298 | 2,020 | 5,038 |
| Net investment income | $144,949 | $151,280 | $158,911 |

### 3. Fair Value Measurements

The Company employs a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Accordingly, when market observable data is not readily available, the Company's own assumptions are set to reflect those that market participants would be presumed to use in pricing the asset or liability at the measurement date. Assets and liabilities recorded on the consolidated balance sheets at fair value are categorized based on the level of judgment associated with inputs used to measure their fair value and the level of market price observability, as follows:

*Level 1* Unadjusted quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

*Level 2* Pricing inputs are other than quoted prices in active markets, which are based on the following:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in non-active markets; or
- Either directly or indirectly observable as of the reporting date and fair value is determined through the use of models or other valuation

*Level 3* Pricing inputs are unobservable and significant to the overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2, or from Level 2 to Level 3.

### Summary of Significant Valuation Techniques for Financial Assets and Financial Liabilities

The Company obtained unadjusted fair values on approximately 98% of its portfolio from an independent pricing service. For approximately 2% of its portfolio, the Company obtained specific unadjusted broker quotes from at least one knowledgeable outside security broker to determine the fair value.

***Level 1 Measurements***—Fair values of financial assets and financial liabilities are obtained from an independent pricing service, and are based on unadjusted quoted prices for identical assets or liabilities in active markets. Additional pricing services and closing exchange values are used as a comparison to ensure realistic fair values are used in pricing the investment portfolio.

U.S. government bonds and agencies: Priced using unadjusted quoted market prices for identical assets in active markets.

Common stock; Other: Comprised of actively traded, exchange listed U.S. and international equity securities and valued based on unadjusted quoted prices for identical assets in active markets.

Money market instruments: Valued based on unadjusted quoted prices for identical assets.

Equity contracts: Comprised of free-standing exchange listed derivatives that are actively traded and valued based on quoted prices for identical instruments in active markets.

***Level 2 Measurements***—Fair values of financial assets and financial liabilities are obtained from an independent pricing service or outside brokers, and are based on prices for similar assets or liabilities in active markets or valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability. Additional pricing services are used as a comparison to ensure reliable fair values are used in pricing the investment portfolio.

Municipal securities: Valued based on models or matrices using inputs including quoted prices for identical or similar assets in active markets.

Mortgage-backed securities: Comprised of securities that are collateralized by residential mortgage loans. Valued based on models or matrices using multiple observable inputs, such as benchmark yields, reported trades and broker/dealer quotes, for identical or similar assets in active markets. At December 31, 2009 and December 31, 2008, the Company had no holdings in commercial mortgage-backed securities.

Corporate securities/Short-term bonds/Agency bonds: Valued based on a multi-dimensional model using multiple observable inputs, such as benchmark yields, reported trades, broker/dealer quotes and issue spreads, for identical or similar assets in active markets.

Collateralized debt obligations: Valued based on observable inputs, such as underlying debt instruments and their appropriate benchmark spread, for identical or similar assets in active markets.

Redeemable and Non-redeemable preferred stock: Valued based on observable inputs, such as underlying and common stock of same issuer and appropriate spread over a comparable U.S. Treasury security, for identical or similar assets in active markets.

Interest rate swap agreements: Valued based on models using inputs, such as interest rate yield curves, observable for substantially the full term of the contract.

***Level 3 Measurements***—Fair values of financial assets are based on discounted cash flow price modeling performed by management with inputs that are both unobservable and significant to the overall fair value measurement, including any items in which the evaluated prices obtained elsewhere were deemed to be of a distressed trading level.

Municipal securities: Comprised of certain distressed municipal securities for which valuation is based on models that are widely accepted in the financial services industry and require projections of future cash flows that are not market observable. Included in this category are $3.3 million of ARS. ARS are valued based on a discounted cash flow model with certain inputs that are significant to the valuation, but are not market observable.

Collateralized debt obligations: Valued based on underlying debt instruments and their appropriate benchmark spread for similar assets in active markets; taking into consideration unobservable inputs related to liquidity assumptions.

The Company's total financial instruments at fair value are reflected in the consolidated balance sheets on a trade-date basis. Related unrealized gains or losses are recognized in net realized investment gains and losses in the consolidated statements of operations. Fair value measurements are not adjusted for transaction costs.

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008, and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

| | December 31, 2009 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| | (Amounts in thousands) | | | |
| **Assets** | | | | |
| Fixed maturity securities: | | | | |
| U.S. government bonds and agencies | $ 8,977 | $ 1,003 | $ — | $ 9,980 |
| Municipal securities | — | 2,437,744 | 3,322 | 2,441,066 |
| Mortgage-backed securities | — | 114,408 | — | 114,408 |
| Corporate securities | — | 91,634 | — | 91,634 |
| Collateralized debt obligations | — | — | 47,473 | 47,473 |
| Equity securities: | | | | |
| Common stock: | | | | |
| Public utilities | 28,780 | — | — | 28,780 |
| Banks, trusts and insurance companies | 13,291 | — | — | 13,291 |
| Industrial and other | 230,406 | — | — | 230,406 |
| Non-redeemable preferred stock | — | 13,654 | — | 13,654 |
| Short-term bonds | — | 6,039 | — | 6,039 |
| Money market instruments | 150,126 | — | — | 150,126 |
| Interest rate swap agreements | — | 8,472 | — | 8,472 |
| Total assets at fair value | $431,580 | $2,672,954 | $50,795 | $3,155,329 |
| **Liabilities** | | | | |
| Equity contracts | $ 1,043 | $ — | $ — | $ 1,043 |
| Interest rate swap agreements | — | 2,364 | — | 2,364 |
| Total liabilities at fair value | $ 1,043 | $ 2,364 | $ — | $ 3,407 |

| | December 31, 2008 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| | (Amounts in thousands) | | | |
| **Assets** | | | | |
| Fixed maturity securities: | | | | |
| U.S. government bonds and agencies | $ 9,898 | $ — | $ — | $ 9,898 |
| Municipal securities | — | 2,184,684 | 2,984 | 2,187,668 |
| Mortgage-backed securities | — | 202,326 | — | 202,326 |
| Corporate securities | — | 65,727 | — | 65,727 |
| Collateralized debt obligations | — | 13,120 | — | 13,120 |
| Redeemable preferred stock | — | 2,934 | — | 2,934 |
| Equity securities: | | | | |
| Common stock: | | | | |
| Public utilities | 39,148 | — | — | 39,148 |
| Banks, trusts and insurance companies | 11,328 | — | — | 11,328 |
| Industrial and other | 186,294 | — | — | 186,294 |
| Non-redeemable preferred stock | — | 10,621 | — | 10,621 |
| Short-term bonds | — | 2,203 | — | 2,203 |
| Money market instruments | 202,475 | — | — | 202,475 |
| Equity contracts | 78 | — | — | 78 |
| Interest rate swap agreements | — | 14,394 | — | 14,394 |
| Total assets at fair value | $449,221 | $2,496,009 | $2,984 | $2,948,214 |
| **Liabilities** | | | | |
| Equity contracts | $ 2,803 | $ — | $ — | $ 2,803 |
| Interest rate swap agreements | — | 1,348 | — | 1,348 |
| Other | 2,492 | — | — | 2,492 |
| Total liabilities at fair value | $ 5,295 | $ 1,348 | $ — | $ 6,643 |

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Level 1 or Level 2) and unobservable (Level 3).

The following table provides a summary of changes in fair value of Level 3 financial assets and financial liabilities held at fair value at December 31:

| | Fixed Maturities | |
|---|---|---|
| | 2009 | 2008 |
| | (Amounts in thousands) | |
| Beginning Balance | $ 2,984 | $ — |
| Realized gains (losses) included in earnings | 1,543 | (1,721) |
| Purchase, issuances, and settlements | (1,205) | — |
| Transfers into Level 3 | 47,473 | 4,705 |
| Ending Balance | $50,795 | $ 2,984 |
| The amount of total gains (losses) for the period included in earnings attributable to assets still held at December 31 | $ 1,543 | $(1,721) |

There was a $47.5 million increase in Level 3 financial assets in 2009 related to collateralized debt obligations, which include the use of unobservable inputs related to liquidity assumptions.

At December 31, 2009, the Company did not have any nonrecurring measurements of nonfinancial assets or nonfinancial liabilities.

## 4. Fixed Assets

Fixed assets consist of the following:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (Amounts in thousands) | |
| Land | $ 26,772 | $ 26,768 |
| Buildings and improvements | 123,234 | 114,185 |
| Furniture and equipment | 139,910 | 124,531 |
| Capitalized software | 97,717 | 84,021 |
| Leasehold improvements | 6,179 | 5,203 |
| | 393,812 | 354,708 |
| Less accumulated depreciation and amortization | (191,950) | (162,931) |
| Fixed assets, net | $ 201,862 | $ 191,777 |

Depreciation expense including amortization of leasehold improvements was $28.9 million, $27.0 million, and $26.3 million during 2009, 2008, and 2007, respectively.

## 5. Deferred Policy Acquisition Costs

Deferred policy acquisition costs are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in thousands) | | |
| Balance, beginning of year | $ 200,005 | $ 209,805 | $ 209,783 |
| Acquisition costs deferred[(1)] | 519,168 | 615,054 | 659,692 |
| Amortization[(1)] | (543,307) | (624,854) | (659,670) |
| Balance, end of year | $ 175,866 | $ 200,005 | $ 209,805 |

(1) Prior to the acquisition of AIS on January 1, 2009, the Company deferred the recognition of commissions paid to AIS to match the earnings of the related premiums. Now that AIS is a wholly-owned subsidiary, commissions are no longer paid or deferred, and direct expenses are reflected in the expense ratio. Certain costs related to sales of Company policies made by AIS are considered deferrable. For the year ended December 31, 2009, the amortization of deferred commissions related to policies written prior to January 1, 2009, offset by corresponding deferred direct sales costs, reduced pre-tax income in the statement of operations by $15 million.

## 6. Notes Payable

Notes Payable consists of the following:

| | Year Ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (Amounts in thousands) | |
| Unsecured notes | $133,397 | $158,625 |
| Secured notes | 138,000 | — |
| Total | $271,397 | $158,625 |

Effective January 1, 2009, the Company acquired AIS for $120 million. The acquisition was financed by a $120 million credit facility that is secured by municipal bonds held as collateral. The credit facility calls for the collateral requirement to be greater than the loan amount. The collateral requirement is calculated as the fair market value of the municipal bonds held as collateral multiplied by the advance rates, which vary based on the credit quality and duration of the assets held and range between 75% and 100% of the fair value of each bond. The loan matures on January 1, 2012 with interest payable at a floating rate of LIBOR rate plus 125 basis points.

In February 2008, the Company acquired an 88,300 square foot office building in Folsom, California for approximately $18.4 million. The Company financed the transaction through an $18 million bank loan that is secured by municipal bonds held as collateral. The loan matures on March 1, 2013 with interest payable quarterly at an annual floating rate of LIBOR plus 50 basis points.

On August 7, 2001, the Company completed a public debt offering issuing $125 million of senior notes. The notes are unsecured, senior obligations of the Company with a 7.25% annual coupon payable on August 15 and February 15 each year commencing February 15, 2002. These notes mature on August 15, 2011. The Company used the proceeds from the senior notes to retire amounts payable under existing revolving credit facilities, which were terminated. The Company incurred debt issuance costs of approximately $1.3 million, inclusive of underwriter's fees. These costs are deferred and then amortized as a component of interest expense over the term of the notes. The notes were issued at a slight discount of 99.723%, resulting in the effective annualized interest rate including debt issuance costs of approximately 7.44%.

The aggregated maturities for notes payable are as follows:

| Year | Maturity |
|---|---|
| 2010 | $ — |
| 2011 | $125,000,000 |
| 2012 | $120,000,000 |
| 2013 | $ 18,000,000 |
| 2014 | $ — |

For additional disclosures regarding methods and assumptions used in estimating fair values of interest rate swap agreements associated with the Company's loans listed above, see Note 7.

## 7. Derivative Financial Instruments

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are equity price risk and interest rate risk. Equity contracts on various equity securities are entered into to manage the price risk associated with forecasted purchases or sales of such securities. Interest rate swaps are entered into to manage interest rate risk associated with the Company's loans with fixed or floating rates.

On February 6, 2009, the Company entered into an interest rate swap of its floating LIBOR rate on the $120 million credit facility, which was used for the acquisition of AIS, for a fixed rate of 1.93%, resulting in a total fixed rate of 3.18%. The purpose of the swap is to offset the variability of cash flows resulting from the variable interest rate. The swap is not designated as a hedge and changes in the fair value are adjusted through the consolidated statement of operations in the period of change.

Effective January 2, 2002, the Company entered into an interest rate swap on the $125 million senior notes for a floating rate of LIBOR plus 107 basis points. The swap agreement terminates on August 15, 2011 and includes an early termination option exercisable by either party on the fifth anniversary or each subsequent anniversary by providing sufficient notice, as defined. The swap is designated as a fair value hedge and qualifies for the shortcut method as the hedge is deemed to have no ineffectiveness. The swap reduced interest expense in 2009, 2008, and 2007, but does expose the Company to higher interest expense in future periods. The effective interest rate was 1.6%, 3.3%, and 6.4% in 2009, 2008, and 2007, respectively. The fair market value of the interest rate swap was $8.5 million and $14.4 million as of December 31, 2009 and 2008, respectively, and has been recorded in other assets in the consolidated balance sheets with a corresponding increase in notes payable. The Company includes the gain or loss on the hedged item in the same line item, other revenue, as the offsetting loss or gain on the related interest rate swaps as follows:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2007 | |
| Income Statement Classification | Gain (Loss) on Swap | Gain (Loss) on Loan | Gain (Loss) on Swap | Gain (Loss) on Loan | Gain (Loss) on Swap | Gain (Loss) on Loan |
| | (Amounts in thousands) | | | | | |
| Other revenue | $(5,922) | $5,922 | $5,175 | $(5,175) | $3,722 | $(3,722) |

On March 3, 2008, the Company entered into an interest rate swap of its floating LIBOR rate on the $18 million bank loan for a fixed rate of 3.75%, resulting in a total fixed rate of 4.25%. The swap agreement terminates on March 1, 2013. The swap is designated as a cash flow hedge. The fair market value of the interest rate swap was $(0.9) million and $(1.3) million as of December 31, 2009 and 2008, respectively, and has been reported as a component of other comprehensive income (loss) and amortized into earnings over the life of the hedged transaction. The interest rate swap was determined to be highly effective, and no amount of ineffectiveness was recorded in earnings during 2009 and 2008.

### Fair value amounts, and gains and losses on derivative instruments

The following tables provide the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains and losses in the consolidated statements of operations:

| | Asset Derivatives | | Liability Derivatives | |
|---|---|---|---|---|
| | December 31, 2009 | December 31, 2008 | December 31, 2009 | December 31, 2008 |
| | (Amounts in thousands) | | | |
| **Hedging derivatives** | | | | |
| Interest rate contracts—Other assets (liabilities) | $8,472 | $14,394 | $ (918) | $(1,348) |
| **Non-hedging derivatives** | | | | |
| Interest rate contracts—Other liabilities | $ — | $ — | $(1,446) | $ — |
| Equity contracts—Short-term investments (Other liabilities) | — | 78 | (1,043) | (2,803) |
| **Total non-hedging derivatives** | $ — | $ 78 | $(2,489) | $(2,803) |
| **Total derivatives** | $8,472 | $14,472 | $(3,407) | $(4,151) |

**The Effect of Derivative Instruments on the Statements of Operations**
**For Years Ended December 31, 2009 and 2008**

| Derivatives Contracts for Fair Value Hedges | Loss Recognized in Income Year Ended December 31, 2009 | 2008 |
|---|---|---|
| | (Amounts in thousands) | |
| Interest rate contracts—Interest expense | $7,022 | $4,938 |

| Derivatives Contracts for Cash Flow Hedges | Loss Recognized in Other Comprehensive Income (Loss) Year Ended December 31, 2009 | 2008 |
|---|---|---|
| | (Amounts in thousands) | |
| Interest rate contracts—Other comprehensive loss | $(918) | $(1,348) |

| Derivatives Not Designated as Hedging Instruments | Gain or (Loss) Recognized in Income Year Ended December 31, 2009 | 2008 |
|---|---|---|
| | (Amounts in thousands) | |
| Interest rate contract—Other revenue | $(1,446) | $ — |
| Equity contracts—Net realized investment gains | 7,801 | 9,056 |
| Total | $ 6,355 | $9,056 |

There were no gains or losses on derivative instruments designated as cash flow hedges reclassified from accumulated other comprehensive income into earnings for the years ended December 31, 2009 and 2008.

Most equity contracts consist of covered calls. The Company writes covered calls on underlying equity positions held as an enhanced income strategy that is permitted for the Company's insurance subsidiaries under statutory regulations. The Company manages the risk associated with covered calls through strict capital limitations and asset diversification throughout various industries.

## 8. Acquisition

Effective January 1, 2009, the Company acquired all of the membership interests of AISM, which is the parent company of AIS and PoliSeek. AIS is a major producer of automobile insurance in the state of California and was the Company's largest independent broker. This preexisting relationship did not require measurement at the date of acquisition as there was no settlement of executory contracts between the Company and AIS as part of the acquisition.

Goodwill of $37.6 million arising from the acquisition consists largely of the efficiencies and economies of scale expected from combining the operations of the Company and AIS, and is expected to be fully deductible for income tax purposes in 2009 and future years.

The Company recognized the assets acquired and the liabilities assumed at the acquisition date, measured at their fair values as of that date. The following table summarizes the consideration paid for AIS and the allocation of the purchase price.

| | January 1, 2009 |
|---|---|
| | (Amounts in thousands) |
| Consideration | |
| Cash | $120,000 |
| Fair value of total consideration transferred | $120,000 |
| Acquisition-related costs | $ 2,000 |
| Recognized amounts of identifiable assets acquired and liabilities assumed | |
| Financial assets | $ 12,875 |
| Property, plant, and equipment | 2,915 |
| Favorable leases | 1,725 |
| Trade names | 15,400 |
| Customer relationships | 51,200 |
| Software and technology | 4,850 |
| Liabilities assumed | (6,608) |
| Total identifiable net assets | 82,357 |
| Goodwill | 37,643 |
| Total | $120,000 |

A contingent consideration arrangement requires the Company to pay the former owner of AIS up to an undiscounted maximum amount of $34.7 million. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $34.7 million. Based on the actual to date and the projected performance of the AIS business through December 31, 2010, the Company does not expect to pay the contingent consideration. That estimate of future performance is based on significant inputs that are not observable in the market, including management's projections of future cash flows, which are considered Level 3 inputs. A key assumption in determining the estimated contingent consideration is a forecasted decline in revenues ranging from 5.0% to 8.0%. As of February 18, 2010, the estimates for the contingent consideration arrangement, the range of outcomes, and the assumptions used to develop the estimates have not changed.

The fair value of the financial assets acquired includes cash, prepaid expenses, and receivables from customers. The acquired receivables of $6.6 million at fair value were fully collected during the three-month period ended March 31, 2009. The fair value of the liabilities assumed includes accounts payable and other accrued liabilities. The following table reflects the amount of revenue and net income of AIS, which are included in the Company's consolidated statements of operations for the year ended December 31, 2009, and the revenue of the combined entity for the year ended December 31, 2008, had the acquisition date been January 1, 2008.

| | 2009 | 2008 |
|---|---|---|
| | (Amounts in thousands) | |
| AIS | | |
| Revenues[1] | $ 11,846 | N/A |
| Net income[1] | $ 1,228 | N/A |
| Combined entity | | |
| Revenues[2] | $3,121,493 | $2,425,414 |
| Net income[3] | $ 403,072 | N/A |

(1) Excludes intercompany transactions with the Company's insurance subsidiaries.
(2) Includes net premiums earned, net investment income, net realized investment gains/losses and commission revenues.
(3) 2008 pro forma net income for the combined entity is not available as AIS was previously consolidated into its parent company and separate financial statements were not available.

## 9. Goodwill and Other Intangible Assets

### Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2009 are as follows (amounts in thousands):

| | |
|---|---|
| Balance as of January 1 | $41,557 |
| Purchase price adjustments | 1,293 |
| Balance as of December 31 | $42,850 |

There were no changes in the carrying amount of goodwill for the year ended December 31, 2009 except the purchase price adjustments which were the result of additional information obtained in conjunction with the finalization of the purchase price allocation as of March 31, 2009. Goodwill is reviewed for impairment on an annual basis and between annual tests if potential impairment indicators exist. No impairment indications were identified during any of the periods presented.

### Other Intangible Assets

The following table reflects the components of intangible assets as of December 31, 2009. There were no intangible assets as of December 31, 2008.

| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
|---|---|---|---|
| | (Amounts in thousands) | | |
| Customer relationships | $51,640 | $(4,872) | $46,768 |
| Trade names | 15,400 | (642) | 14,758 |
| Software and technology | 4,850 | (705) | 4,145 |
| Favorable leases | 1,725 | (573) | 1,152 |
| | $73,615 | $(6,792) | $66,823 |

Intangible assets are amortized on a straight-line basis over their weighted average lives. The weighted-average amortization periods for intangible assets with definite lives, by asset class, are: 24 years for trade names, 11 years for customer relationships, 10 years for technology, 2 years for software, and 3 years for lease agreements. Intangible assets amortization expense was $6.8 million for the year ended December 31, 2009. None of the intangible assets are anticipated to have a residual value. The following table outlines the estimated future amortization expense related to intangible assets as of December 31, 2009:

| Year Ending December 31, | Amortization Expense |
|---|---|
| | (Amounts in thousands) |
| 2010 | $ 6,812 |
| 2011 | 6,358 |
| 2012 | 6,144 |
| 2013 | 5,969 |
| 2014 | 5,964 |
| Thereafter | 35,576 |
| Total | $66,823 |

## 10. Income Taxes

### Income tax provision

The Company and its subsidiaries file a consolidated federal income tax return. The provision for income tax expense (benefit) consists of the following components:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in thousands) | | |
| Federal | | | |
| Current | $ 31,676 | $ 14,090 | $82,016 |
| Deferred | 131,839 | (196,902) | (7,844) |
| | $163,515 | $(182,812) | $74,172 |
| State | | | |
| Current | $ 1,793 | $ (22,000) | $ 1,994 |
| Deferred | 3,161 | (3,930) | 1,038 |
| | $ 4,954 | $ (25,930) | $ 3,032 |
| Total | | | |
| Current | $ 33,469 | $ (7,910) | $84,010 |
| Deferred | 135,000 | (200,832) | (6,806) |
| Total | $168,469 | $(208,742) | $77,204 |

The income tax provision reflected in the consolidated statements of operations is reconciled to the federal income tax on income (loss) before income taxes based on a statutory rate of 35% as shown in the table below:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in thousands) | | |
| Computed tax expense (benefit) at 35% | $200,039 | $(157,801) | $110,263 |
| Tax-exempt interest income | (40,247) | (38,902) | (38,254) |
| Dividends received deduction | (1,956) | (1,966) | (2,087) |
| Reduction of losses incurred deduction | 6,304 | 6,106 | 6,014 |
| State tax, penalty and interest refund | — | (17,511) | — |
| State tax expense (benefit) | 3,688 | (830) | 1,989 |
| Other, net | 641 | 2,162 | (721) |
| Income tax expense (benefit) | $168,469 | $(208,742) | $ 77,204 |

### Deferred Tax Asset and Liability

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of deferred tax assets is dependent on generating sufficient taxable income of an appropriate nature prior to their expiration. The Company has the ability and intent, through the use of prudent tax planning strategies and the generation of capital gains, to generate income sufficient to avoid losing the benefits of its deferred tax assets. Significant components of the Company's net deferred tax asset and liabilities are as follows:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (Amounts in thousands) | |
| **Deferred tax assets:** | | |
| 20% of net unearned premium | $ 61,389 | $ 63,858 |
| Capital loss carryforward | 13,258 | — |
| Discounting of loss reserves and salvage and subrogation recoverable for tax purposes | 16,010 | 16,711 |
| Write-down of impaired investments | 7,192 | 6,394 |
| Tax benefit on net unrealized losses on securities carried at fair value | — | 142,886 |
| Tax credit carryforward | 6,534 | 13,024 |
| Expense accruals | 17,029 | 16,096 |
| Other deferred tax assets | 7,418 | 9,360 |
| Total deferred tax assets | 128,830 | 268,329 |
| **Deferred tax liabilities:** | | |
| Deferred acquisition costs | (61,553) | (70,002) |
| Tax liability on net unrealized gain on securities carried at fair value | (1,900) | — |
| Tax depreciation in excess of book depreciation | (15,110) | (14,228) |
| Undistributed earnings of insurance subsidiaries | (4,608) | (2,804) |
| Accounting method transition adjustments | (2,984) | (5,855) |
| Other deferred tax liabilities | (6,536) | (4,415) |
| Total gross deferred tax liabilities | (92,691) | (97,304) |
| **Net deferred tax assets** | $ 36,139 | $171,025 |

The Company has a capital loss carryforward of $37.9 million which, if unused, will expire in 2015.

**Uncertainty in Income Taxes**

The Company recognizes tax benefits related to positions taken, or expected to be taken, on a tax return once a "more-likely-than-not" threshold has been met. For a tax position that meets the recognition threshold, the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement is recognized in the financial statements.

On July 1, 2008, the California Superior Court ruled in favor of the Company in a case filed against the FTB for tax years 1993 through 1996, entitling the Company to a tax refund of $24.5 million, including interest. The time period for appeal of the decision has passed and the Company received the full amount on August 15, 2008. After providing for federal taxes, the Company recognized a net tax benefit of $17.5 million in the third quarter 2008.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states. Tax years that remain subject to examination by major taxing jurisdictions are 2006 through 2008 for federal taxes and 2001 through 2008 for California state taxes.

The Company is currently under examination by the FTB for tax years 2001 through 2005. For the Company's 2001, 2002, and 2004 tax returns, the FTB has taken exception to the state apportionment factors used by the Company. Specifically, the FTB has asserted that payroll and property factors from MIS LLC, a subsidiary of MCC, that are excluded from the Mercury General California Franchise tax return, should be included in the California apportionment factors. In addition, for the 2004 tax return, the FTB has asserted that a portion of management fee expenses paid by MIS LLC should be disallowed. Based on these assertions, the FTB has issued notices of proposed tax assessments for the 2001, 2002, and 2004 tax years totaling approximately $5 million. The Company strongly disagrees with the position taken by the FTB and plans to formally appeal the assessments before the California State Board of Equalization. An unfavorable ruling against the Company may have a material impact on the Company's results of operations in the period of such ruling. Management believes that the issue will ultimately be resolved in favor of the Company. However, there can be no assurance that the Company will prevail on this matter.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

| | 2009 | 2008 |
|---|---|---|
| | (Amounts in thousands) | |
| Balance at January 1 | $5,897 | $4,418 |
| Additions based on tax positions related to the current year | 942 | 1,236 |
| Additions for tax positions of prior years | — | 347 |
| Reductions for tax positions of prior years | (11) | (24) |
| Reductions as a result of as lapse of the applicable statute of limitations | (162) | (80) |
| Balance at December 31 | $6,666 | $5,897 |

As presented above, the balances of unrecognized tax benefits at December 31, 2009 and 2008 were $6,666,000 and $5,897,000, respectively. Of these totals, $5,530,000 and $4,914,000 represent unrecognized tax benefits, net of federal tax benefit and accrued interest expense which, if recognized, would impact the Company's effective tax rate.

Management anticipates that it is reasonably possible that the Company's total amount of unrecognized tax benefits will increase within the next twelve months by approximately $900,000 to $1,100,000 related to its ongoing California state tax apportionment factor issues.

The Company recognizes interest and penalties related to unrecognized tax benefits as a part of income taxes. During the years ended December 31, 2009, 2008, and 2007, the Company recognized net interest and penalty expense, excluding refunds, of $266,000, $623,000, and $450,000, respectively. The Company carried an accrued interest and penalty balance of $1,600,000 and $1,334,000 at December 31, 2009 and 2008, respectively.

### 11. Losses and Loss Adjustment Expenses

Activity in the reserves for losses and loss adjustment expenses is summarized as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in thousands) | | |
| Gross reserves at January 1 | $1,133,508 | $1,103,915 | $1,088,822 |
| Less reinsurance recoverable | (5,729) | (4,457) | (6,429) |
| Net reserves at January 1 | 1,127,779 | 1,099,458 | 1,082,393 |
| Incurred losses and loss adjustment expenses related to: | | | |
| Current year | 1,840,268 | 1,971,767 | 2,017,120 |
| Prior years | (58,035) | 88,642 | 19,524 |
| Total incurred losses and adjustment expenses | 1,782,233 | 2,060,409 | 2,036,644 |
| Loss and loss adjustment expense payments related to: | | | |
| Current year | 1,246,804 | 1,316,242 | 1,345,234 |
| Prior years | 617,622 | 715,846 | 674,345 |
| Total payments | 1,864,426 | 2,032,088 | 2,019,579 |
| Net reserves at year-end | 1,045,586 | 1,127,779 | 1,099,458 |
| Reinsurance recoverable | 7,748 | 5,729 | 4,457 |
| Gross reserves at year-end | $1,053,334 | $1,133,508 | $1,103,915 |

The decrease in the provision for insured events of prior years in 2009 of approximately $58 million primarily resulted from the re-estimate of accident year 2008 and 2007 California BI losses which have experienced both lower average severities and fewer late reported claims than were originally estimated at December 31, 2008. In addition, there was favorable development from a recovery of approximately $5 million related to losses incurred on 2007 wildfires. The favorable development was partially offset by adverse development on New Jersey loss adjustment expense reserves that resulted from the re-estimate of the expected costs to aggressively defend BI and PIP claims.

The increase in the provision for insured events of prior years in 2008 of approximately $89 million resulted primarily from two sources. The estimates for California Bodily Injury Severities and California Defense and Cost Containment reserves established at December 31, 2007 were too low and accounted for approximately $45 million of the adverse development. The New Jersey reserves established at December 31, 2007 were too low and accounted for approximately $30 million of the adverse development. In California, the Company experienced a lengthening of the pay-out period for claims that are settled after the first year and a large increase in the average amounts paid on closed claims. The Company believes that the lengthening of the pay-out periods may be attributable to a law passed in California several years ago that extended the statute for filing claims from one year to two years. Initial indications, when the law was passed, were that this would have little impact on development patterns and therefore it was not fully factored into the reserve estimates. In hindsight, claims payouts two to four years after the period-end have increased thereby affecting the loss reserve estimates at December 31, 2007. In New Jersey, due to a short operating history and rapid growth in that state, the Company had limited internal historical claims information to estimate BI, PIP and related loss adjustment expense reserves as of December 31, 2007. Consequently, the Company relied substantially on industry data to help set these reserves. During 2008, the reserve indications using the Company's own historical data rather than industry data led to increases in its estimates for both PIP losses and loss adjustment expenses. In particular, loss severities using Company data for the PIP coverage developed into larger amounts than the industry data suggested. In 2008, the Company started using its own historical data, rather than industry data to set New Jersey loss reserves.

The increase in the provision for insured events of prior years in 2007 primarily relates to adverse development of approximately $25 million in California mostly resulting from increases in estimates for loss severity and ultimate reported claims on the BI reserves, which was partially offset by positive development of approximately $5 million related to operations outside of California.

In 2008 and 2007, the Company experienced pre-tax catastrophe losses of $26 million, and $23 million respectively. There were no catastrophe losses in 2009. The losses in 2008 were $20 million related to wildfires in Southern California and $6 million related to Hurricane Ike in Texas. The full $23 million of catastrophe losses in 2007 related to Southern California wildfires. In November 2009, the Company recovered approximately $5 million in a subrogation settlement related to the 2007 wildfires.

### 12. Dividends

The following table summarizes shareholder dividends paid in total and per-share:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Total paid | $127,617,000 | $127,011,000 | $113,802,000 |
| Per-share | $ 2.33 | $ 2.32 | $ 2.08 |

The Insurance Companies are subject to the financial capacity guidelines established by their domiciliary states. The payment of dividends from statutory unassigned surplus of the Insurance Companies is restricted, subject to certain statutory limitations. For 2010, the direct insurance subsidiaries of the Company are permitted to pay approximately $153.3 million in dividends to the Company without the prior approval of the DOI of the states of domicile. The above statutory regulations may have the effect of indirectly limiting the ability of the Company to pay shareholder dividends. During 2009 and 2008, the Insurance Companies paid ordinary dividends to the Company of $110.0 million and $140.0 million, respectively.

### 13. Statutory Balances and Accounting Practices

The Insurance Companies prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance departments of the applicable states of domicile. Prescribed statutory accounting practices primarily include those published as statements of SAP by the NAIC, as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. As of December 31, 2009, there were no material permitted statutory accounting practices utilized by the Insurance Companies.

The following table summarizes the statutory net income and capital and surplus of the Insurance Companies, as reported to regulatory authorities:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in thousands) | | |
| Statutory net income | $ 186,995 | $ 86,514 | $ 237,283 |
| Statutory capital and surplus | 1,517,864 | 1,371,095 | 1,721,827 |

Statutory net income excludes changes in the fair value of the investment portfolio. As a result of the fair value option election on January 1, 2008 for GAAP purposes, the change in unrealized gains and losses on all investments is recorded as realized gains and losses in the consolidated statements of operations.

The statutory capital and surplus of each of the Insurance Companies exceeded the highest level of minimum regulatory required capital.

## 14. Profit Sharing Plan

The Company's employees are eligible to become members of the Profit Sharing Plan (the "Plan"). The Company, at the option of the Board of Directors, may make annual contributions to the Plan, and the contributions are not to exceed the greater of the Company's net income for the plan year or its retained earnings at that date. In addition, the annual contributions may not exceed an amount equal to 15% of the compensation paid or accrued during the year to all participants under the Plan. No contributions were made by the Company during 2009 and 2008, compared to $1,900,000 for 2007.

The Plan includes an option for employees to make salary deferrals under Section 401(k) of the Internal Revenue Code. The matching contributions, at a rate set by the Board of Directors, totaled $3,080,000, $6,802,000, and $5,056,000 for 2009, 2008, and 2007, respectively. Substantially reduced contributions were made during 2009 to improve the Company's profitability as a part of a cost reduction program implemented in 2009.

The Plan also includes an employee stock ownership plan ("ESOP") that covers substantially all employees. The Board of Directors authorized the Plan to purchase $1.2 million, $0, and $1.2 million of the Company's common stock in the open market for allocation to the Plan participants in 2009, 2008, and 2007, respectively. Accordingly, the Company recognized compensation expenses equal to such amounts.

## 15. Share-Based Compensation

In May 1995, the Company adopted the 1995 Equity Participation Plan (the "1995 Plan") which succeeded a prior plan. In May 2005, the Company adopted the 2005 Equity Incentive Award Plan (the "2005 Plan") which succeeded the 1995 Plan. Share-based compensation awards may only be granted under the 2005 Plan. A combined total of 5,400,000 shares of common stock under the 1995 Plan and the 2005 Plan are authorized for issuance upon exercise of options, stock appreciation rights and other awards, or upon vesting of restricted or deferred stock awards. The maximum number of shares that may be issued under the 2005 Plan is 5,400,000. As of December 31, 2009, only options and restricted stock awards have been granted under these plans. Beginning January 1, 2008, options granted, for which the Company has recognized share-based compensation expense become exercisable at a rate of 25% per year beginning one year from the date granted, are granted at the market price on the date of grant, and expire after 10 years. Prior to January 1, 2008, shares became exercisable at a rate of 20% per year. The Company has no restricted stock outstanding as of December 31, 2009.

Cash received from option exercises was $393,000, $1,286,000, and $2,173,000 during 2009, 2008, and 2007, respectively. The excess tax benefit realized for the tax deduction from option exercises of the share-based payment awards totaled $5,000, $121,000, and $273,000 during 2009, 2008, and 2007, respectively.

The fair value of stock option awards is estimated on the date of grant using a closed-form option valuation model (Black-Scholes) based on the following table, which provides the weighted-average values of assumptions used in the calculation of grant-date fair values during the years ended December 31:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Weighted-average grant-date fair value | $3.45 | $4.84 | $7.45 |
| Expected volatility | 23.53%-25.58% | 17.87%-19.38% | 17.87%-18.50% |
| Weighted-average expected volatility | 24.79% | 18.65% | 18.14% |
| Risk-free interest rate | 1.98%-2.97% | 2.93%-3.29% | 4.02%-4.91% |
| Expected dividend yield | 6.67%-6.94% | 4.54%-4.85% | 3.77%-4.13% |
| Expected term in months | 72 | 72 | 72 |

Expected volatilities are based on historical volatility of the Company's stock over the term of the options. The Company estimated the expected term of options, which represents the period of time that options granted are expected to be outstanding, by using historical exercise patterns and post-vesting termination behavior. The risk free interest rate is determined based on U.S. Treasury yields with equivalent remaining terms in effect at the time of the grant.

A summary of the stock option activity under the Company's plans as of December 31, 2009, and changes during the year then ended is presented below:

| | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value (in 000's) |
|---|---|---|---|---|
| Outstanding at January 1, 2009 | 531,445 | $47.49 | | |
| Granted | 195,000 | 33.88 | | |
| Exercised | (13,245) | 29.64 | | |
| Cancelled or expired | (23,000) | 39.29 | | |
| Outstanding at December 31, 2009 | 690,200 | $44.26 | 6.5 | $1,292 |
| Exercisable at December 31, 2009 | 336,200 | $47.07 | 4.3 | $ 235 |

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company's closing stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all options been exercised on December 31, 2009. The aggregate intrinsic value of stock options exercised was $508,000, $442,000, and $1,134,000 during 2009, 2008, and 2007, respectively. The total fair value of options vested was $763,000, $652,000, and $487,000 during 2009, 2008, and 2007, respectively.

The following table summarizes information regarding stock options outstanding at December 31, 2009:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number of Options | Weighted Avg. Remaining Contractual Life (Years) | Weighted Avg. Exercise Price | Number of Options | Weighted Avg. Exercise Price |
| $22.06-29.77 | 11,000 | 0.3 | $25.28 | 11,000 | $25.28 |
| $33.88-58.83 | 679,200 | 6.6 | $44.57 | 325,200 | $47.81 |

As of December 31, 2009, $1,367,000 of total unrecognized compensation cost related to non-vested stock options is expected to be recognized over a weighted-average period of 1.8 years.

## 16. Earnings Per Share

A reconciliation of the numerators and denominators of the basic and diluted earnings per share calculation for income (loss) from operations is presented below:

| | 2009 | | | 2008 | | | 2007 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Income (Numerator) | Weighted Shares (Denominator) | Per-Share Amount | Loss (Numerator) | Weighted Shares (Denominator) | Per-Share Amount | Income (Numerator) | Weighted Shares (Denominator) | Per-Share Amount |
| | (Amounts in thousands, except per share data) | | | | | | | | |
| Basic EPS | | | | | | | | | |
| Income (Loss) available to common stockholders | $403,072 | 54,770 | $7.36 | $(242,119) | 54,744 | $(4.42) | $237,832 | 54,704 | $4.35 |
| Effect of dilutive securities: | | | | | | | | | |
| Options | — | 322 | | — | 173 | | — | 125 | |
| Diluted EPS | | | | | | | | | |
| Income (Loss) available to common stockholders after assumed conversions | $403,072 | 55,092 | $7.32 | $(242,119) | 54,917 | $(4.42) | $237,832 | 54,829 | $4.34 |

The antidilutive impact of incremental shares is excluded from loss position in 2008 in accordance with GAAP.

The diluted weighted shares exclude incremental shares of 685,000, 305,000, and 88,000 for 2009, 2008, and 2007, respectively. These shares are excluded due to their antidilutive effect.

## 17. Commitments and Contingencies

### Operating Leases

The Company is obligated under various non-cancellable lease agreements providing for office space and equipment rental that expire at various dates through the year 2019. For leases that contain predetermined escalations of the minimum rentals, the Company recognizes the related rent expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred rent in other liabilities. This liability amounted to approximately $1,452,000 and $1,426,000 at December 31, 2009 and 2008, respectively. Total rent expense under these lease agreements was $17,529,000, $12,002,000, and $9,469,000 for 2009, 2008, and 2007, respectively.

The following table outlines future minimum commitments for operating leases as of December 31, 2009:

| Year Ending December 31, | Operating Leases (Amounts in thousands) |
|---|---|
| 2010 | $15,150 |
| 2011 | 12,522 |
| 2012 | 10,148 |
| 2013 | 5,145 |
| 2014 | 1,691 |
| Thereafter | 1,614 |

### California Earthquake Authority ("CEA")

The CEA is a quasi-governmental organization that was established to provide a market for earthquake coverage to California homeowners. The Company places all new and renewal earthquake coverage offered with its homeowners policies through the CEA. The Company receives a small fee for placing business with the CEA, which is recorded as other income in the consolidated statements of operations. Upon the occurrence of a major seismic event, the CEA has the ability to assess participating companies for losses. These assessments are made after CEA capital has been expended and are based upon each company's participation percentage multiplied by the amount of the total assessment. Based upon the most recent information provided by the CEA, the Company's maximum total exposure to CEA assessments at April 30, 2009, the most recent date at which information was available, was approximately $53 million.

### Litigation

The Company is, from time to time, named as a defendant in various lawsuits incidental to its insurance business. In most of these actions, plaintiffs assert claims for punitive damages, which are not insurable under judicial decisions. The Company has established reserves for lawsuits in which the Company is able to estimate its potential exposure and the likelihood that the court will rule against the Company is probable. Additionally, from time to time, regulators may take actions to challenge the Company's business practices. The Company vigorously defends these actions, unless a reasonable settlement appears appropriate. An unfavorable ruling against the Company in the actions currently pending may have a material impact on the Company's results of operations in the period of such ruling, however, none is expected to be material to the Company's financial position.

The Company is also involved in proceedings relating to assessments and rulings made by the FTB. See Note 10.

## 18. Risks and Uncertainties

Many economists believe that the severe economic recession is over, but they expect the recovery to be slow with many businesses feeling the effects of the downturn for years to come. The Company is unable to predict the duration and severity of the current disruption in the financial markets in the United States. The recession, with rising unemployment, has contributed to declining premium revenues and could lead to further premium revenue declines in the future. If economic conditions in the United States, and in California, where the majority of the Company's business is produced, continue to deteriorate or do not show improvement, the adverse impact on the Company's results of operations, financial position, and cash flows may continue.

The Company is taking steps to align expenses with declining revenues, however, not all expenses can be effectively reduced and continued declines in premium volumes could lead to higher expense ratios. The impact from the recession would also affect the capital and surplus of the Insurance Companies, which could indirectly impact the ability and capacity to pay shareholder dividends.

**19. Subsequent Events**

The Company evaluated subsequent events through February 18, 2010, the date the financial statements were issued, and noted no significant matters to be disclosed.

**20. Quarterly Financial Information (Unaudited)**

Summarized quarterly financial data for 2009 and 2008 is as follows:

| | Quarter Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| | (Amounts in thousands, except per share data) | | | |
| **2009** | | | | |
| Net premiums earned | $666,063 | $659,211 | $ 653,758 | $ 646,101 |
| Change in fair value of investments pursuant to the fair value option | $ 90,733 | $123,617 | $ 191,259 | $ (10,127) |
| Income before income taxes | $140,103 | $160,914 | $ 229,226 | $ 41,298 |
| Net income | $ 96,653 | $114,447 | $ 157,737 | $ 34,235 |
| Basic earnings per share | $ 1.76 | $ 2.09 | $ 2.88 | $ 0.63 |
| Diluted earnings per share | $ 1.75 | $ 2.07 | $ 2.85 | $ 0.62 |
| Dividends declared per share | $ 0.58 | $ 0.58 | $ 0.58 | $ 0.59 |
| **2008** | | | | |
| Net premiums earned | $720,916 | $711,204 | $ 696,605 | $ 680,114 |
| Change in fair value of investments pursuant to the fair value option | $(93,287) | $ 22,574 | $(254,121) | $(186,602) |
| (Loss) Income before income taxes | $(19,067) | $ 96,256 | $(253,318) | $(274,732) |
| Net (loss) income | $ (3,961) | $ 70,726 | $(140,539) | $(168,345) |
| Basic earnings per share | $ (0.07) | $ 1.29 | $ (2.57) | $ (3.07) |
| Diluted earnings per share | $ (0.07) | $ 1.29 | $ (2.57) | $ (3.07) |
| Dividends declared per share | $ 0.58 | $ 0.58 | $ 0.58 | $ 0.58 |

Net income during 2009 was mainly affected by the favorable development on loss reserves and gains due to changes in the fair value of the Company's investment portfolio. The favorable development of loss reserves is largely the result of re-estimates of California BI losses. The primary cause of the significant gains in fair value was the overall improvement in the bond and equity markets, specifically the municipal bond market. Declines in income during the fourth quarter of 2009 were driven by declines in the fair value of the Company's municipal bonds due to deteriorating market conditions.

Net loss during 2008 was largely affected by changes in the fair value of the investment portfolio measured at fair value. As a result of the adoption of the fair value option on January 1, 2008, the change in unrealized gains and losses on all investments is recorded as realized gains and losses on the statements of operations. During 2008, the investment markets experienced substantial volatility due to uncertainty in the credit markets and a global economic recession. In the third and fourth quarters of 2008, this uncertainty developed into a credit crisis that led to extreme volatility in the capital markets, a widening of credit spreads beyond historic norms and a significant decline in asset values across most asset categories.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None

## Item 9A. Controls and Procedures

### Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures.

As required by Securities and Exchange Commission Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

### Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based upon its assessment, the Company's management believes that, as of December 31, 2009, the Company's internal control over financial reporting is effective based on these criteria.

KPMG LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this 2009 Annual Report on Form 10-K, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, which is included in herein.

### Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company's process for evaluating controls and procedures is continuous and encompasses constant improvement of the design and effectiveness of established controls and procedures and the remediation of any deficiencies which may be identified during this process.

## Item 9B. Other Information

None.

## PART III

**Item 10. Directors, Executive Officers, and Corporate Governance**

**Item 11. Executive Compensation**

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

**Item 13. Certain Relationships and Related Transactions, and Director Independence**

**Item 14. Principal Accounting Fees and Services**

Information regarding executive officers of the Company is included in Part I. For information called for by Items 10, 11, 12, 13 and 14, reference is made to the Company's definitive proxy statement for its Annual Meeting of Shareholders, to be held on May 12, 2010, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2009 and which is incorporated herein by reference.

## PART IV

### Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as a part of this report:

1. Financial Statements: The Consolidated Financial Statements for the year ended December 31, 2009 are contained herein as listed in the Index to Consolidated Financial Statements on page 58.

2. Financial Statement Schedules:

**Title**

Report of Independent Registered Public Accounting Firm

Schedule I—Summary of Investments—Other than Investments in Related Parties

Schedule II—Condensed Financial Information of Registrant

Schedule IV—Reinsurance

All other schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or Notes thereto.

3. Exhibits

| | |
|---|---|
| 3.1(1) | Articles of Incorporation of the Company, as amended to date. |
| 3.2(2) | Amended and Restated Bylaws of the Company. |
| 3.2(3) | First Amendment to Amended and Restated Bylaws of the Company. |
| 3.4(4) | Second Amendment to Amended and Restated Bylaws of the Company. |
| 4.1(5) | Shareholders' Agreement dated as of October 7, 1985 among the Company, George Joseph and Gloria Joseph. |
| 4.2(6) | Indenture between the Company and Bank One Trust Company, N.A., as Trustee dated as of June 1, 2001. |
| 4.3(7) | Officers' Certificate establishing the Company's 7.25% Senior Notes due 2011 as a series of securities under the Indenture dated as of June 1, 2001 between Mercury General Corporation and Bank One Trust Company, N.A. |
| 10.1(1) | Form of Agency Contract. |
| 10.2(8)* | Profit Sharing Plan, as Amended and Restated as of March 11, 1994. |
| 10.3(9)* | Amendment 1994-I to the Mercury General Corporation Profit Sharing Plan. |
| 10.4(9)* | Amendment 1994-II to the Mercury General Corporation Profit Sharing Plan. |
| 10.5(10)* | Amendment 1996-I to the Mercury General Corporation Profit Sharing Plan. |
| 10.6(10)* | Amendment 1997-I to the Mercury General Corporation Profit Sharing Plan. |
| 10.7(1)* | Amendment 1998-I to the Mercury General Corporation Profit Sharing Plan. |
| 10.8(11)* | Amendment 1999-I and Amendment 1999-II to the Mercury General Corporation Profit Sharing Plan. |
| 10.9(12)* | Amendment 2001-I to the Mercury General Corporation Profit Sharing Plan. |
| 10.10(13)* | Amendment 2002-1 to the Mercury General Corporation Profit Sharing Plan. |
| 10.11(13)* | Amendment 2002-2 to the Mercury General Corporation Profit Sharing Plan. |
| 10.12(14)* | Amendment 2003-1 to the Mercury General Corporation Profit Sharing Plan. |

| | |
|---|---|
| 10.13(14)* | Amendment 2004-1 to the Mercury General Corporation Profit Sharing Plan. |
| 10.14(15)* | Amendment 2006-1 to the Mercury General Corporation Profit Sharing Plan. |
| 10.15(16)* | Amendment 2006-2 to the Mercury General Corporation Profit Sharing Plan. |
| 10.16(15)* | Amendment 2007-1 to the Mercury General Corporation Profit Sharing Plan. |
| 10.17(24)* | Amendment 2008-1 to the Mercury General Corporation Profit Sharing Plan. |
| 10.18(24)* | Amendment 2008-2 to the Mercury General Corporation Profit Sharing Plan. |
| 10.19* | Amendment 2009-1 to the Mercury General Corporation Profit Sharing Plan. |
| 10.20* | Amendment 2009-2 to the Mercury General Corporation Profit Sharing Plan. |
| 10.21(17)* | The 1995 Equity Participation Plan. |
| 10.22(18) | Management agreement effective January 1, 2001 between Mercury Insurance Services, LLC and Mercury Casualty Company, Mercury Insurance Company, California Automobile Insurance Company and California General Underwriters Insurance Company. |
| 10.23(18) | Management Agreement effective January 1, 2001 between Mercury Insurance Services, LLC and American Mercury Insurance Company. |
| 10.24(18) | Management Agreement effective January 1, 2001 between Mercury Insurance Services, LLC and Mercury Insurance Company of Georgia. |
| 10.25(18) | Management Agreement effective January 1, 2001 between Mercury Insurance Services, LLC and Mercury Indemnity Company of Georgia. |
| 10.26(18) | Management Agreement effective January 1, 2001 between Mercury Insurance Services, LLC and Mercury Insurance Company of Illinois. |
| 10.27(18) | Management Agreement effective January 1, 2001 between Mercury Insurance Services, LLC and Mercury Indemnity Company of Illinois. |
| 10.28(12) | Management Agreement effective January 1, 2002 between Mercury Insurance Services, LLC and Mercury Insurance Company of Florida and Mercury Indemnity Company of Florida. |
| 10.29(16) | Management Agreement dated January 22, 1997 between Mercury County Mutual Insurance Company (formerly known as Elm County Mutual Insurance Company and Vesta County Mutual Insurance Company) and Mercury Insurance Services, LLC (as successor in interest). |
| 10.30(24)* | Director Compensation Arrangements. |
| 10.31(19)* | Mercury General Corporation Senior Executive Incentive Bonus Plan. |
| 10.32(20)* | Mercury General Corporation 2005 Equity Incentive Award Plan. |
| 10.33(21)* | Incentive Stock Option Agreement under the Mercury General Corporation 2005 Equity Incentive Award Plan. |
| 10.34(22)* | Restricted Stock Agreement under the Mercury General Corporation 2005 Equity Incentive Award Plan. |
| 10.35(23) | Stock Purchase Agreement, dated as of October 10, 2008, by and among Aon Corporation, a Delaware corporation, Aon Services Group, Inc., a Delaware corporation, and Mercury Casualty Company, a California corporation. |
| 10.36(25) | Credit Agreement, dated as of January 2, 2009, among Mercury Casualty Company, Mercury General Corporation, Bank of America, N.A., and the lenders party thereto. |
| 10.37(24) | Amendment Agreement to Credit Agreement, dated as of January 26, 2009, among Mercury Casualty Company, Mercury General Corporation, Bank of America, N.A., and the lenders party thereto. |

| | |
|---|---|
| 21.1(24) | Subsidiaries of the Company. |
| 23.1 | Consent of Independent Registered Public Accounting Firm. |
| 31.1 | Certification of Registrant's Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification of Registrant's Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Certification of Registrant's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002. This certification is being furnished solely to accompany this Annual Report on Form 10-K and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company. |
| 32.2 | Certification of Registrant's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002. This certification is being furnished solely to accompany this Annual Report on Form 10-K and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company. |

---

(1) This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 1997, and is incorporated herein by this reference.

(2) This document was filed as an exhibit to Registrant's Form 10-Q for the quarterly period ended September 30, 2007, and is incorporated herein by this reference.

(3) This document was filed as an exhibit to Registrant's Form 8-K filed with the Securities and Exchange Commission on August 4, 2008, and is incorporated herein by this reference.

(4) This document was filed as an exhibit to Registrant's Form 8-K filed with the Securities and Exchange Commission on February 25, 2009, and is incorporated herein by this reference.

(5) This document was filed as an exhibit to Registrant's Registration Statement on Form S-1, File No. 33-899, and is incorporated herein by this reference.

(6) This document was filed as an exhibit to Registrant's Form S-3 filed with the Securities and Exchange Commission on June 4, 2001, and is incorporated herein by this reference.

(7) This document was filed as an exhibit to Registrant's Form 8-K filed with the Securities and Exchange Commission on August 6, 2001, and is incorporated herein by this reference.

(8) This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 1993, and is incorporated herein by this reference.

(9) This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 1994, and is incorporated herein by this reference.

(10) This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 1996, and is incorporated herein by this reference.

(11) This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 1999, and is incorporated herein by this reference.

(12) This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2001, and is incorporated herein by this reference.

(13) This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2002, and is incorporated herein by this reference.

(14) This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2004, and is incorporated herein by this reference.

(15) This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2007, and is incorporated herein by this reference.

(16) This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2006, and is incorporated herein by this reference.

(17) This document was filed as an exhibit to Registrant's Form S-8 filed with the Securities and Exchange Commission on March 8, 1996, and is incorporated herein by this reference.

(18) This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2000, and is incorporated herein by this reference.

(19) This document was filed as an exhibit to Registrant's Form 8-K filed with the Securities and Exchange Commission on May 19, 2008, and is incorporated herein by this reference.

(20) This document was filed as an exhibit to the Company's Definitive Proxy Statement on Schedule 14A (File No. 001-12257) filed with the Securities and Exchange Commission on April 5, 2005.

(21) This document was filed as an exhibit to Registrant's Form 8-K filed with the Securities and Exchange Commission on May 16, 2005, and is incorporated herein by this reference.

(22) This document was filed as an exhibit to Registrant's Form 10-Q for the quarterly period ended March 31, 2006, and is incorporated herein by this reference.

(23) This document was filed as an exhibit to Registrant's Form 10-Q for the quarterly period ended September 30, 2008, and is incorporated herein by this reference.

(24) This document was filed as an exhibit to Registrant's Form 10-K for the fiscal year ended December 31, 2008, and is incorporated herein by this reference.

(25) This document was filed as an exhibit to Registrant's Form 10-Q for the quarterly period ended June 30, 2008, and is incorporated herein by this reference.

* Denotes management contract or compensatory plan or arrangement.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERCURY GENERAL CORPORATION

BY /s/ GABRIEL TIRADOR

**Gabriel Tirador**
**President and Chief Executive Officer**

February 18, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ GEORGE JOSEPH<br>**George Joseph** | Chairman of the Board | February 18, 2010 |
| /s/ GABRIEL TIRADOR<br>**Gabriel Tirador** | President and Chief Executive Officer and Director (Principal Executive Officer) | February 18, 2010 |
| /s/ THEODORE R. STALICK<br>**Theodore R. Stalick** | Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) | February 18, 2010 |
| /s/ NATHAN BESSIN<br>**Nathan Bessin** | Director | February 18, 2010 |
| /s/ BRUCE A. BUNNER<br>**Bruce A. Bunner** | Director | February 18, 2010 |
| /s/ MICHAEL D. CURTIUS<br>**Michael D. Curtius** | Director | February 18, 2010 |
| /s/ RICHARD E. GRAYSON<br>**Richard E. Grayson** | Director | February 18, 2010 |
| /s/ MARTHA E. MARCON<br>**Martha E. Marcon** | Director | February 18, 2010 |
| /s/ DONALD P. NEWELL<br>**Donald P. Newell** | Director | February 18, 2010 |
| /s/ DONALD R. SPUEHLER<br>**Donald R. Spuehler** | Director | February 18, 2010 |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Mercury General Corporation:

Under date of February 18, 2010, we reported on the consolidated balance sheets of Mercury General Corporation and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009, as contained in the annual report on Form 10-K for the year 2009. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules as listed under Item 15(a)2. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in note 1 to the consolidated financial statements, the Company has changed its method of recording changes in the fair value of investment securities due to the adoption of Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," as of January 1, 2008.

/s/ KPMG LLP

Los Angeles, California
February 18, 2010

SCHEDULE I

## MERCURY GENERAL CORPORATION AND SUBSIDIARIES

### SUMMARY OF INVESTMENTS
### OTHER THAN INVESTMENTS IN RELATED PARTIES
### DECEMBER 31, 2009

| Type of Investment | Cost | Fair Value | Amount at which shown in the balance sheet |
|---|---|---|---|
| | (Amounts in thousands) | | |
| Fixed maturity securities: | | | |
| U.S. government bonds and agencies | $ 9,857 | $ 9,980 | $ 9,980 |
| Municipal securities | 2,419,859 | 2,441,066 | 2,441,066 |
| Mortgage-backed securities | 107,127 | 114,408 | 114,408 |
| Corporate securities | 92,398 | 91,634 | 91,634 |
| Collateralized debt obligations | 43,838 | 47,473 | 47,473 |
| Total fixed maturity securities | 2,673,079 | 2,704,561 | 2,704,561 |
| Equity securities: | | | |
| Common stock: | | | |
| Public utilities | 23,454 | 28,780 | 28,780 |
| Banks, trust and insurance companies | 14,096 | 13,291 | 13,291 |
| Industrial and other | 256,652 | 230,406 | 230,406 |
| Non-redeemable preferred stock | 14,739 | 13,654 | 13,654 |
| Total equity securities | 308,941 | 286,131 | 286,131 |
| Short-term investments | 156,126 | 156,165 | 156,165 |
| Total investments | $3,138,146 | $3,146,857 | $3,146,857 |

## MERCURY GENERAL CORPORATION AND SUBSIDIARIES

## SUMMARY OF INVESTMENTS
## OTHER THAN INVESTMENTS IN RELATED PARTIES
## DECEMBER 31, 2008

| Type of Investment | Cost | Fair Value | Amount at which shown in the balance sheet |
|---|---|---|---|
| | (Amounts in thousands) | | |
| Fixed maturity securities: | | | |
| Bonds: | | | |
| U.S. government bonds and agencies | $ 9,633 | $ 9,898 | $ 9,898 |
| Municipal securities | 2,370,880 | 2,187,668 | 2,187,668 |
| Mortgage-backed securities | 216,482 | 202,326 | 202,326 |
| Corporate securities | 77,097 | 65,727 | 65,727 |
| Redeemable preferred stock | 54,379 | 16,054 | 16,054 |
| Total fixed maturity securities | 2,728,471 | 2,481,673 | 2,481,673 |
| Equity securities: | | | |
| Common stock: | | | |
| Public utilities | 32,293 | 39,148 | 39,148 |
| Banks, trust and insurance companies | 20,451 | 11,328 | 11,328 |
| Industrial and other | 330,030 | 186,294 | 186,294 |
| Non-redeemable preferred stock | 20,999 | 10,621 | 10,621 |
| Total equity securities | 403,773 | 247,391 | 247,391 |
| Short-term investments | 208,278 | 204,756 | 204,756 |
| Total investments | $3,340,522 | $2,933,820 | $2,933,820 |

SCHEDULE II

## MERCURY GENERAL CORPORATION

## CONDENSED FINANCIAL INFORMATION OF REGISTRANT
## BALANCE SHEETS

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| | (Amounts in thousands) | |
| **ASSETS** | | |
| Investments, at fair value: | | |
| Fixed maturities trading (amortized cost $263; $576) | $ 268 | $ 590 |
| Equity securities trading (cost $20,921; $20,965) | 17,306 | 12,331 |
| Short-term investments (cost $4,783; $55,641) | 4,783 | 52,104 |
| Investment in subsidiaries | 1,828,210 | 1,533,147 |
| Total investments | 1,850,567 | 1,598,172 |
| Cash | 45,344 | 2,389 |
| Accrued investment income | 29 | 33 |
| Amounts receivable from affiliates | 588 | 527 |
| Current income taxes | 27,203 | 43,378 |
| Deferred income taxes | 1,097 | 5,274 |
| Income tax receivable from affiliates | 4,477 | 2,314 |
| Other assets | 8,763 | 17,853 |
| Total assets | $1,938,068 | $1,669,940 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Notes payable | $ 133,397 | $ 139,276 |
| Accounts payable and accrued expenses | 47 | 192 |
| Income tax payable to affiliates | 32,928 | 29,281 |
| Other liabilities | 750 | 7,140 |
| Total liabilities | 167,122 | 175,889 |
| Shareholders' equity: | | |
| Common stock | 72,589 | 71,428 |
| Accumulated other comprehensive loss | (597) | (876) |
| Retained earnings | 1,698,954 | 1,423,499 |
| Total shareholders' equity | 1,770,946 | 1,494,051 |
| Total liabilities and shareholders' equity | $1,938,068 | $1,669,940 |

See accompanying notes to condensed financial information.

## MERCURY GENERAL CORPORATION

## CONDENSED FINANCIAL INFORMATION OF REGISTRANT
## STATEMENTS OF OPERATIONS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in thousands) | | |
| Revenues: | | | |
| Net investment income | $ 1,127 | $ 1,767 | $ 2,813 |
| Net realized investment gains (losses) | 6,373 | (22,417) | (3,147) |
| Total revenues | 7,500 | (20,650) | (334) |
| Expenses: | | | |
| Other operating expenses | 2,565 | 4,007 | 4,209 |
| Interest | 2,245 | 4,314 | 8,171 |
| Total expenses | 4,810 | 8,321 | 12,380 |
| Income (loss) before income taxes and equity in net income (loss) of subsidiaries | 2,690 | (28,971) | (12,714) |
| Income tax expense (benefit) | 4,400 | (28,698) | (2,356) |
| Loss before equity in net income (loss) of subsidiaries | (1,710) | (273) | (10,358) |
| Equity in net income (loss) of subsidiaries | 404,782 | (241,846) | 248,190 |
| Net income (loss) | $403,072 | $(242,119) | $237,832 |

See accompanying notes to condensed financial information.

## MERCURY GENERAL CORPORATION

## CONDENSED FINANCIAL INFORMATION OF REGISTRANT
## STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in thousands) | | |
| Cash flows from operating activities: | | | |
| Net cash provided by (used in) operating activities | $ 19,094 | $ 4,582 | $ (9,627) |
| Cash flows from investing activities: | | | |
| Capital contribution to controlled entities | — | — | (11,250) |
| Dividends from subsidiaries | 110,000 | 140,000 | 127,000 |
| Fixed maturities: | | | |
| Calls or maturities | 320 | 397 | 353 |
| Equity securities: | | | |
| Purchases | (8,021) | (24,473) | (52,121) |
| Sales | 6,486 | 19,129 | 47,764 |
| Decrease in payable for securities, net | (1,719) | (602) | (204) |
| Net decrease (increase) in short-term investments | 47,274 | (14,279) | 7,231 |
| Other, net | (3,260) | 167 | (207) |
| Net cash provided by investing activities | 151,080 | 120,339 | 118,566 |
| Cash flows from financing activities: | | | |
| Dividends paid to shareholders | (127,617) | (127,011) | (113,802) |
| Stock options exercised | 393 | 1,286 | 2,173 |
| Excess tax benefit from exercise of stock options | 5 | 121 | 273 |
| Net cash used in financing activities | (127,219) | (125,604) | (111,356) |
| Net increase (decrease) in cash | 42,955 | (683) | (2,417) |
| Cash: | | | |
| Beginning of the year | 2,389 | 3,072 | 5,489 |
| End of the year | $ 45,344 | $ 2,389 | $ 3,072 |

See accompanying notes to condensed financial information.

## MERCURY GENERAL CORPORATION

## CONDENSED FINANCIAL INFORMATION OF REGISTRANT
## NOTES TO CONDENSED FINANCIAL INFORMATION

The accompanying condensed financial information should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this report.

### Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current year presentation.

### Dividends Received from Subsidiaries

Dividends of $110,000,000, $140,000,000, and $127,000,000 were received by the Company from its wholly-owned subsidiaries in 2009, 2008, and 2007, respectively, and are recorded as a reduction to investment in subsidiaries.

### Capitalization of Subsidiaries

No capital contributions were made by the Company to its insurance subsidiaries during 2009 and 2008. Capital contribution of $11,250,000 was made in 2007.

### Guarantees

The borrowings by MCC, a subsidiary, under the $120 million credit facility and $18 million bank loan are secured by approximately $200 million of municipal bonds, at fair value, held as collateral. The total borrowings of $138 million are guaranteed by the Company.

### Federal Income Taxes

The Company files a consolidated federal income tax return with the following subsidiaries:

Mercury Casualty Company
Mercury Insurance Company
California Automobile Insurance Company
California General Underwriters Insurance Company
Mercury Insurance Company of Illinois
Mercury Insurance Company of Georgia
Mercury Indemnity Company of Georgia
Mercury National Insurance Company
American Mercury Insurance Company
American Mercury Lloyds Insurance Company
Mercury County Mutual Insurance Company
Mercury Insurance Company of Florida
Mercury Indemnity Company of America
Mercury Select Management Company, Inc.
American Mercury MGA, Inc.
Concord Insurance Services, Inc.
Mercury Insurance Services, LLC
Mercury Group, Inc.
AIS Management, LLC
Auto Insurance Specialists, LLC
PoliSeek AIS Insurance Solutions, Inc.

The method of allocation between the companies is subject to agreement approved by the Board of Directors. Allocation is based upon separate return calculations with current credit for net losses incurred by the insurance subsidiaries to the extent it can be used in the current consolidated return.

SCHEDULE IV

## MERCURY GENERAL CORPORATION

## REINSURANCE
## THREE YEARS ENDED DECEMBER 31,

### Property and Liability Insurance Earned Premiums

| | Direct Amount | Ceded to Other Companies | Assumed | Net Amount |
|---|---|---|---|---|
| | | (Amounts in thousands) | | |
| 2009 ............ | $2,628,507 | $4,214 | $ 840 | $2,625,133 |
| 2008 ............ | $2,810,370 | $3,801 | $2,270 | $2,808,839 |
| 2007 ............ | $2,996,927 | $4,119 | $1,069 | $2,993,877 |

# Corporate Information

### MERCURY GENERAL CORPORATION

Corporate Headquarters
4484 Wilshire Boulevard
Los Angeles, California 90010
Telephone: (323) 937-1060
Fax: (323) 857-7116

### SUBSIDIARIES

Mercury Casualty Company
Mercury Insurance Company
Mercury Insurance Company of Illinois
Mercury Insurance Company of Georgia
Mercury Indemnity Company of Georgia
Mercury Insurance Company of Florida
Mercury Indemnity Company of America
Mercury National Insurance Company
California Automobile Insurance Company
California General Underwriters Insurance Company, Inc.
Concord Insurance Services, Inc.
Mercury Insurance Services LLC
Mercury County Mutual Insurance Company*
American Mercury Insurance Company
American Mercury Lloyds Insurance Company*
Mercury Select Management Company, Inc.
American Mercury MGA, Inc.
Mercury Group, Inc.
Auto Insurance Specialists LLC**
AIS Management LLC**
PoliSeek AIS Insurance Solutions, Inc.**

*Controlled by Mercury General Corporation
**Acquired effective January 1, 2009

### CORPORATE COUNSEL

Latham & Watkins LLP
Los Angeles, California

### INDEPENDENT AUDITORS

KPMG LLP
Los Angeles, California

### TRANSFER AGENT & REGISTRAR

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Telephone number: (866) 214-7508
Website: www.bnymellon.com/shareowner/isd

### SHAREHOLDER COMMUNICATIONS

For access to all news releases and other relevant Company information, visit the Mercury General Corporation website at www.mercuryinsurance.com. To request an investor package, please call (323) 857-7123.

### ANNUAL MEETING

The Annual Meeting of the Shareholders of Mercury General Corporation will be held on May 12, 2010 at 10:00 a.m. at the Wilshire Plaza Hotel, 3515 Wilshire Boulevard, Los Angeles, California. There were approximately 155 holders of record on February 10, 2010.

### SEC FORM 10-K

Additional copies of this report, which includes the Company's annual report filed with the Securities and Exchange Commission on Form 10-K, will be made available, without charge, upon written request to the Company's Chief Financial Officer at the corporate headquarters or on the website at www.mercuryinsurance.com.

## Environmental Benefits Statement

To minimize our environmental impact, the Mercury General Corporation 2009 Annual Report was printed on papers containing fibers from environmentally appropriate, socially beneficial and economically viable forest resources.


MERCURY
GENERAL CORPORATION